Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL


01074943

REGISTRANT'S NAME Rabobank Nederland

*CURRENT ADDRESS Croeselaan 18, Utrecht
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 24 2002
THOMSON FINANCIAL

FILE NO. 82- 5010 FISCAL YEAR

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 12/19/01

INTERIM REPORT 2000


01 DEC 18 AM 8:42



Rabobank Group

Headquarters
Rabobank Group
Croeselaan 18 - P.O. Box 17100
3500 HG Utrecht - The Netherlands

Corporate Communication
- telephone +31 (0) 30 - 216 20 40
- fax +31 (0) 30 - 216 19 16
- e-mail rabocomm@rn.rabobank.nl

Investor Relations
- telephone +31 (0) 30 - 216 97 30
- fax +31 (0) 30 - 291 87 16
- e-mail ir@rabobank.com

Dutch language version
This interim report is also available in Dutch.

Design
Paul Borghouts Design, Haarlem

Supervision production
Ger de Vries, GPR Eindhoven

Printers
Hoonte Bosch & Keuning, Utrecht

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 140 gram Reviva paper.



This interim report is also available on the Internet:
www.rabobankgroup.com/results

RABOBANK GROUP

INTERIM REPORT 2000



KEY DATA

	30-06-00	31-12-99	31-12-98	31-12-97	31-12-96
Volume of services (in EUR millions)					
Total assets	**325,895**	281,218	249,718	194,222	152,068
Private sector lending	**166,696**	160,597	133,899	117,569	99,717
Funds entrusted	**143,552**	127,527	114,826	98,307	79,854
Assets managed	**125,500**	113,300	89,200	59,200	16,400
Premium income insurance (1st half-year figures)	**1,724**	1,417	1,274	1,027	892
Financial position and solvency (in EUR millions)					
Reserves	**13,244**	11,867	10,381	9,708	8,791
Tier I capital	**14,489**	13,007	11,817	11,113	10,280
Tier I + Tier II capital	**15,093**	13,650	12,660	11,947	10,973
Total risk-weighted assets	**136,035**	129,801	114,445	107,163	96,095
Tier I ratio	**10.7**	10.0	10.3	10.4	10.6
BIS ratio	**11.1**	10.5	11.1	11.1	11.3

Profit and loss account (in EUR millions)	1st half-year 2000	2nd half-year 1999	1st half-year 1999	2nd half-year 1998	1st half-year 1998
- Interest	**2,351**	2,377	2,088	1,922	1,859
- Commission and other income	**1,389**	1,209	1,147	1,028	1,023
Total income	**3,740**	3,586	3,235	2,950	2,882
Operating expenses	**2,621**	2,572	2,269	2,156	1,943
Value adjustments to receivables	**165**	140	210	204	136
Addition to Fund for general banking risks	**0**	100	0	0	0
Operating profit before taxation	**954**	774	756	590	803
Taxation on operating profit	**252**	252	171	151	250
Third-party interests	**43**	54	33	28	28
Net profit	**659**	468	552	411	525
Income/operating expenses ratio	**1.43**	1.39	1.43	1.37	1.48

Other data (numbers of)	30-06-00	31-12-99	30-06-99	31-12-98	30-06-98
Member Banks	**415**	424	439	445	467
Offices:					
- branches	**1,749**	1,795	1,789	1,797	1,812
- agencies	**576**	610	612	629	652
Cash dispensing machines	**2,626**	2,546	2,485	2,430	2,359
Foreign offices	**147**	147	159	150	144
Employees:					
- total number	**54,009**	53,147	51,425	49,465	46,634
- full-time equivalents	**49,028**	48,224	47,021	45,310	42,633
Members (x 1,000) [1]	**550**	510	515	515	520

1) The number of members for 1998 and 1999 was adjusted by 50,000.

General: Owing to consolidation effects, the amounts for group entities do not always add up to the total of the Rabobank Group.



REVIEW OF OPERATIONS IN THE FIRST HALF OF 2000

Clients were making more use - across the board - of the financial services of Rabobank Group. Key features of the first six months included the substantial increase in services provided via direct channels and the all-time high of 1.7 million investment orders received via the local Rabobanks. Rabobank International, too, turned in a far better performance. The high level of activities led to a rise in net profit by 19% to € 659 million.

Continued growth in banking services
Rabobank's total loans portfolio increased by 6% to € 181 billion in the first half of 2000. There was a rise in loans to both private individuals and corporate clients. Mortgage loans to private individuals increased slightly as a result of moderate price rises on the housing market. The increase in loans to corporate clients was attributable to trade and industry and the services sector. There was virtually no change in loans granted to the agricultural sector.

Funds entrusted were up 13% to € 144 billion compared with December 31, 1999. The rise was achieved in transactions with professional parties and corporate deposits. At € 54 billion, savings remained unchanged compared with December 31, 1999. On balance, clients preferred investments to savings in the first half of 2000.

All-time high in investment orders
An all-time high of 1.7 million securities and options orders were processed for clients of the local Rabobanks in the first half of 2000, 62% more than in the same period last year, and as much as 22% up on the previous record high in the first half of 1998. The rise is partly the result of an increase in the numbers of investors to 543,000, 13% more than at the end of December 1999. Clients increasingly used direct channels for their investments.

Number of securities and option orders (per six months)
(number x 1,000)


1,750
1,500
1,250
1,000
750
500
250
0
1998-I
1998-II
1999-I
1999-II
2000-I

Movements in financial services

	Volume	Change
Banking services		
Lending	€ 181 billion	up 6% [1]
Funds entrusted	€ 144 billion	up 13% [1]
Investment services		
Assets managed	€ 126 billion	up 11% [1]
Number of securities and option orders	1.70 million	up 62% [2]
Number of investors	543,000	up 13% [1]
Insurance operations		
Premium income	€ 1,724 million	up 22% [2]
- Non-life	€ 519 million	up 10% [2]
- Life	€ 1,205 million	up 28% [2]

[1] Compared with the position at December 31, 1999
[2] Compared with the first half of 1999

Growth in assets managed

The volume of assets managed by Rabobank Group continued to grow significantly in the first half of 2000, reaching € 126 (113) billion at June 30, 2000, a rise of 11% compared with December 31, 1999. Some 75% of this is managed by Robeco Group. The growth is attributable to price gains and the balance of incoming and outgoing assets. This figure includes the assets managed by Effectenbank Stroeve (€ 1.5 billion), a bank taken over in June 2000.

Insurance operations up 22%

Premium income at Interpolis was up 22% to € 1,724 million compared with the first half of 1999. Both non-life and life operations contributed to this rise with increases of 10% and 28% respectively. The All-in-One Policy was very well received. Some 925,000 clients have already opted for this flexible policy package, which is marketed at premium discounts which increase according to the number of items insured. The comparable Business Compact Policy is in use at 74,000 corporate clients.

Employment benefits

Rabobank Group devoted a great deal of effort in the first half of 2000 to further improving employment benefits, a service coördinated by Interpolis and provided to both employers and employees. With this range of services, the group wishes to respond to the rapid growth in demand for customised employee benefits as a supplement to existing employment conditions. In addition to insurance facilities, the services include staff training, working conditions and occupational safety, reintegration, medical examinations and employment agency services. The further improvement of these services to corporate clients has been facilitated by the acquisition of Commit Arbo, one of the largest health and safety services in the Netherlands with a staff of more than 600, who together cater for some 40,000 enterprises. The combination of services by Interpolis and Relan (health and safety, absenteeism insurance and pension fund administration) fits in well with this strategy.

Member value programme

In May 2000, the local Rabobanks launched a member recruitment campaign to increase membership involvement and a start was made on the introduction of special member value programmes. In June 2000, as part of this project, the bank introduced the Rabobank Member Certificate, which offers clients an opportunity to invest in the capital of Rabobank Group with an attractive return and limited risk. These certificates were well-received and more than 40,000 members and 11,000 employees subscribed to the plan. Rabobank Member Certificates were issued to a total of € 1 billion. Partly as a result of the certificates issued, the number of local Rabobank members increased by 40,000 to 550,000. The ties between the Rabobanks and their members will be strengthened further by intensifying the implementation of member value programmes.

Total income up 16%

The increase in the level of activities in the first half of 2000 led to a rise in income by 16% to € 3,740 million. Interest income rose by 13% to € 2,351 million. The 62% increase in the number of investment orders led to a 52% rise in commission income from securities. This relatively lower rise in commission income from securities is partly due to the growing use made of direct channels for investments, as commission on transactions via the Rabo Order Line and the Internet is lower. Total commission income was up 34% to € 734 million.

Operating expenses up 16%

Operating expenses rose by € 352 million to € 2,621 million, a rise of 16% compared with the same period last year. The figure for the first half of the year includes a number of extraordinary expense items representing accruals for the legal spin-off of Rabobank International and for an expansion of services via direct channels.

Income/operating expenses ratio

The income/operating expenses ratio was 1.43 in the first half of the year, a slight improvement on the 1.41 figure for the whole of 1999. Although the introduction of the performance improvement programmes is beginning to bear fruit in certain areas, there is still a great need for further efficiency improvement in order to get closer to the targeted income/operating expenses ratio of 1.60. Further improvement can be achieved by slowing down cost increases and increasing the number of products sold per client.

Movements in financial results

	Volume	Change
Total income	€ 3,740 million	up 16% [2]
Operating expenses	€ 2,621 million	up 16% [2]
Income/operating expenses ratio	1.43	
Net profit	€ 659 million	up 19% [2]
Total assets	€ 326 billion	up 16% [1]
BIS ratio	11.1	
Tier I ratio	10.7	

[1] Compared with the position at December 31, 1999

[2] Compared with the first half of 1999

Net profit up 19%

Rabobank Group reported net profit of € 659 (552) million for the first half of 2000, a 19% rise compared with the same period last year. The net profit achieved in the first half of the year was sufficient to keep the solvency ratios stable. The issue of Rabobank Member Certificates in June even led to some improvement. The Tier I ratio and the BIS ratio rose to 10.7 (10.0) and 11.1 (10.5) respectively. Rabobank Group's total assets rose by € 45 billion to € 326 billion.

Outlook

Rabobank Group expects slightly flatter growth in lending in the second half of the year. Lending to private individuals in particular will grow less strongly, given the seemingly less rapid price rises in the housing market.
The level of investments and asset management activities recorded an all-time high in the past six months. This level is expected to fall in the second half of the year. Growth in premium income in the insurance sector for 2000 as a whole is expected to be lower than in the first six months of the year.

Rabobank offers its clients financial services, both via the local Rabobanks and via the direct channels. The shift towards direct channels is expected to continue, owing partly to the increasing range of products offered via the Internet.

Based on the half-year results and future developments, Rabobank Group expects a rise in net profit of more than 15% for 2000 as a whole.



NOTES TO THE BALANCE SHEET

The consolidated total assets of Rabobank Group advanced by € 45 billion to € 326 billion in the first half of 2000, a rise of 16%. The Rabobank Member Certificates issued helped to improve the solvency ratios.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending up 6%

Rabobank Group's loans portfolio increased by € 10 billion to € 181 billion. The volume of loans and advances to the public sector rose to € 3.9 (1.3) billion, with professional securities transactions reaching € 10.0 (8.5) billion. These transactions are reverse repos, i.e. short-term transactions on the institutional market collateralised by a pledge of securities.

Loans to the private sector in the first half of the year were up € 6 billion, a rise of 4% compared with December 31, 1999. At the end of June 2000, the total balance of loans to the private sector amounted to € 167 billion.

Private individuals borrowed more

Private individuals borrowed € 4 billion more in the first half of the year than at December 31, 1999, a rise of 6%. Loans to private individuals totalled € 75 billion, of which € 73 billion were home mortgage loans. The growth in mortgage loans levelled off owing to a slow-down in the housing market.
In the first half of 2000, 46,300 new mortgage loans were registered for clients of the Rabobank Group, as against a record high of 66,600 in the same period in 1999.

Lending by sector
In EUR billions


75
50
25
0
Agricultural sector
TIS
Private individuals
1998
1999
2000-I

Increase in lending to trade and industry and the services sector

Corporate clients in trade and industry and the services sector (TIS) borrowed € 2 billion more in the first half of 2000. Loans to this sector totalled € 62 billion at the end of June 2000, 4% more than at the end of 1999. The growth is chiefly attributable to the wholesale/retail trade and ICT companies.

Lending to the agricultural sector stable

The total volume of loans to the agricultural sector amounted to € 30 billion at the end of June 2000, € 15 billion of which was granted to the primary agricultural sector and € 15 billion to the food and agribusiness sector.

The total loans portfolio at the end of June was virtually the same as at the end of 1999. Land purchases - at rising prices - in combination with quota purchases led to a sharp rise in lending in previous years. This trend seems to have come to an end. Following investments in new horticultural areas in previous years, the growth in lending to this sector is also stagnating.

Banks

The item Banks was up € 19 billion to € 44 billion in the first half of 2000. This item consists of professional securities transactions with other financial parties (reverse repos) and of other banks. Professional securities transactions were up € 13 billion to € 30 billion. Other banks rose by € 6 billion to € 14 billion.

Movements in savings and assets managed

In EUR billions


140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000-I
Assets managed
Savings

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted grew by 13% to € 144 billion. This item comprises three categories: savings, professional securities transactions and other funds entrusted. Professional securities transactions (repos) rose to € 16 (5) billion. The item Other funds entrusted includes savings deposits of corporate clients and credit balances on transfer accounts of private individuals. Other funds entrusted were up € 5 billion (7%) to € 74 billion. In spite of a growing trend towards investments, the volume of savings remained virtually stable at € 54 billion.

Other liabilities

Once again, Rabobank drew on the capital market to finance its lending operations. The item Debt securities increased by € 7 billion to € 51 billion. The item Banks was up € 16 billion to € 75 billion.

Provisions totalled € 14.1 billion at June 30, 2000, € 12.6 billion of which relates to the technical reserves of Rabobank's insurance subsidiary Interpolis. The figures for 1999 were € 13.0 billion and € 11.7 billion respectively.

Rise in group equity

Rabobank Group's reserves increased by € 1.4 billion to € 13.2 billion in the first half of the year. The growth was partly the result of the member certificates issued under Rabobank's membership policy and partly of retained earnings.

Group equity stood at € 16.8 (15.0) billion. In addition to the bank's reserves, this item consists of the Fund for general banking risks, subordinated loans and third-party interests. The item Third-party interests was up € 0.5 billion, the other items remained virtually unchanged.

Off-balance-sheet activities

Rabobank Group increasingly acts as an intermediary between parties by means of activities which are not reflected in the balance sheet, such as guarantees, irrevocable facilities and derivatives. The demand for derivatives has increased in the past few years. Clients use derivatives in particular for hedging interest rate and currency risks.

The notional amounts of contracts outstanding at June 30, 2000 rose by € 43 billion to € 2,046 billion compared with the position at December 31, 1999. The amounts contracted provide an

indication of Rabobank Group's involvement in these markets. The credit risk exposure on these contracts is approximately equal to the risk on 1% of this amount in loans.

Improvement in solvency ratios

Both the Tier I ratio and the BIS ratio improved in the first half of the year. Two factors contributed to this development. Firstly, the moderate growth in lending led to a limited increase in total risk-weighted assets by € 6 billion to € 136 billion at June 30, 2000. Secondly, the Tier I capital rose sharply by € 1.5 billion.

Owing to these two developments, the Tier I ratio rose from 10.0 to 10.7. The BIS ratio increased by 0.6 to 11.1. Both ratios comfortably exceed the minimum standard requirements of 4.0 and 8.0 imposed by the supervisory authorities.

The member certificates issued under Rabobank's membership policy had a positive effect of 0.6 on both ratios. The net profit achieved would in itself have been sufficient to keep the ratios stable.



NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's net profit rose by 19% to € 659 million. Owing in particular to the increases in interest income and securities brokerage, total income was up 16%, as were expenses.

INCOME

Total income was up € 505 million to € 3,740 million compared with the same period in 1999, a rise of 16%. Interest income, income from securities and participating interests and substantially higher commission income all contributed to this rise.

Interest income up 13%

Interest income was up 13% to € 2,351 million compared with the first half of 1999, a rise of € 263 million. The growth was partly the result of an increase in lending. A second reason for this sharp rise is the increase in professional securities transactions (repos and reverse repos).

Income from securities and participating interests

Income from own securities and participating interests increased by € 120 million to € 304 million. This rise includes the effect of the sale of Nedship Bank to Deutsche VerkehrsBank. Nedship Bank was sold because international ship financing is not one of Rabobank Group's core activities.

Commission income up 34%

Commission income was up € 188 million to € 734 million, an increase of 34%. Commission income is generated by securities broking activities, funds transfers and foreign exchange arbitrage, insurance operations and other agency activities.

Securities brokerage up 52%

The strong increase in securities broking activities contributed substantially to commission income. Securities brokerage was up 52% to € 226 (149) million. This rise lagged behind the 62% increase in the number of orders received, largely because more use was made of direct channels, for which clients pay less commission.

Sharp rise in investments via the Internet

Investments are showing a clear shift towards direct channels. Rabobank clients increasingly place their securities and options orders via the Rabo Order Line and the Internet. The number of Internet orders increased from 14% in December 1999 to 26% in June 2000. The number of orders received via the Rabo Order Line likewise amounted to 26% in June. It was for the first time that more than half of all transactions were processed via direct channels. The use of the 'virtual bank' for investment transactions has rapidly been gaining in importance in the past few years. Owing to the increase in the total number of securities and options orders, the number of orders placed via investment consultants at local Rabobanks is hardly affected.

Increase in electronic funds transfers

Commission income from funds transfers and foreign exchange arbitrage, as well as commission income from insurance contracts, has been relatively stable over the years. This commission was up € 21 million to € 243 million. As with investments, clients are increasingly making use

Breakdown of securities and option orders by distribution channel (percentages)


11
30
59
June 1999
14
30
56
December 1999
26
26
48
June 2000
Internet
Rabo Order Line
Consultants

of direct channels for their funds transfers, using facilities such as the Rabophone, telebanking and the Internet. In June 2000, as much as 46% of all payment orders received by Rabobank were processed electronically. The percentage was 66% for corporate clients and 22% for private individuals.

Increase in other commission income

Other commission income was up € 90 million to € 266 million. This item mainly consists of asset management income generated by Robeco Group. The US Robeco subsidiary Weiss, Peck & Greer in particular achieved good results on its venture capital activities. In addition, the capital gains achieved for clients resulted in proportionately higher asset management fees.

Decrease in other income

Results on financial transactions amounted to € 45 million. Other income was down € 13 million to € 306 million.

EXPENSES

Operating expenses were up € 352 million to € 2,621 million, an increase of 16%. The increase was partly the result of additions to provisions for local and international banking operations.

Staff costs

Staff costs were up 10% to € 1,524 (1,390) million. In addition to salary rises (partly under Collective Labour Agreements), the increase in the number of staff also played a part in this rise. The staff costs do not yet include additional pension premiums or refunds. These will be included in the second half of the year.

The sharp rise in the number of employees at local Rabobanks in the past few years almost came to a halt in the first half of this year. Where the number of staff at member banks still increased by 958 full-time jobs in the first half of 1999, the increase in the first half of 2000 was reduced to 119 full-time jobs. The total number of staff of the Rabobank Group rose by 804 (1,711) full-time jobs to 49,028 full-time jobs in the first half of this year. The total number of employees of the Rabobank Group was 54,009 at the end of June 2000, 5,005 of whom abroad.

Other administrative expenses

Other administrative expenses - including accommodation, accounts and IT - were up € 225 million to € 905 million. This rise was largely the result of additions to provisions and an increase in the level of activities.

Slight improvement in income/operating expenses ratio

The income/operating expenses ratio stood at 1.43, a slight improvement on the 1.41 figure for 1999 as a whole. Substantial improvements will be required to reach the targeted ratio of 1.60, the emphasis being on slowing down the rising costs; we will have to operate more efficiently. In addition, pro-active consultancy services can further increase the number of products sold per client.

OPERATING RESULT

The operating result is the balance of operating income and operating expenses. The operating result was up € 153 million to € 1,119 million, an increase of 16%.

Operating results by group unit

The operating result of the local banks amounted to € 600 (598) million, slightly higher than in the same period last year.

The international banking business recorded a rise in operating result of 25% to € 172 (138) million. The improvement at Rabobank International was partly the result of favourable developments at Rabo Securities. With great élan, this professional investment bank introduced a series of innovative products to the market. Gilde Investment Management also contributed to the improved results by the sale of some participations from the Gilde IT Fund.

The result on the asset management activities of Robeco Group, International Private Banking & Trust, Schretlen & Co and Effectenbank Stroeve rose sharply by 190% to € 151 (52) million, Robeco Group being the largest contributor to this rise.

The result of Interpolis, Rabobank Group's insurance company, was up 9% to € 102 (94) million. The results of the other group business units, including De Lage Landen, rose by € 10 million to € 94 (84) million.

Operating results by group unit

In EUR millions


600
500
400
300
200
100
0
Local banking business
International banking business
Asset management
Insurance
Other
1999-I
2000-I

Value adjustments to receivables

This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual loan losses expressed as a percentage of outstanding loans, with the most recent years carrying the most weight. The item Value adjustments to receivables amounted to € 165 million.

Net profit up 19%

After a tax charge of 26% and third-party interests of € 43 million, net profit amounted to € 659 (552) million, a 19% rise on the first half of 1999. The net profit will be added virtually in full to reserves.

CONSOLIDATED BALANCE SHEET

(in EUR millions)		30-06-2000		31-12-1999		30-06-1999
Assets						
Cash		**5,832**		2,327		4,502
Short-term government paper		**9,653**		1,179		2,954
Professional securities transactions	*29,572*		*16,588*		*18,749*	
Other banks	*14,100*		*8,011*		*12,049*	
Banks		**43,672**		24,599		30,798
Public sector lending	*3,923*		*1,346*		*1,481*	
Private sector lending	*166,696*		*160,597*		*152,689*	
Professional securities transactions	*9,983*		*8,549*		*7,264*	
Lending		**180,602**		170,492		161,434
Interest-bearing securities		**64,943**		61,217		73,307
Shares		**8,713**		8,215		6,558
Participating interests		**184**		174		145
Property and equipment		**3,670**		3,652		3,410
Other assets		**2,587**		3,071		2,815
Prepayments and accrued income		**6,039**		6,292		4,788
Total assets		**325,895**		**281,218**		**290,711**
Liabilities						
Professional securities transactions	*22,645*		*17,518*		*22,908*	
Other banks	*52,072*		*41,588*		*46,912*	
Banks		**74,717**		59,106		69,820
Savings	*53,989*		*54,044*		*52,169*	
Professional securities transactions	*15,926*		*4,757*		*6,106*	
Other funds entrusted	*73,637*		*68,726*		*76,022*	
Funds entrusted		**143,552**		127,527		134,297
Debt securities		**51,506**		44,012		44,508
Other liabilities		**20,012**		18,226		11,351
Accruals and deferred income		**5,236**		4,345		5,596
Provisions		**14,046**		13,028		11,480
Fund for general banking risks	*1,632*		*1,632*		*1,567*	
Subordinated loans	*67*		*60*		*59*	
Reserves	*13,244*		*11,867*		*10,788*	
Third-party interests	*1,883*		*1,415*		*1,245*	
Group equity		**16,826**		14,974		13,659
Total liabilities		**325,895**		**281,218**		**290,711**
Contingent liabilities		**9,752**		9,520		9,715
Irrevocable facilities		**33,684**		28,224		30,514

The half-year figures are unaudited.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)	1st half-year 2000		2nd half-year 1999		1st half-year 1999	
INCOME						
Interest		**2,351**		2,377		2,088
Income from securities and participating interests		**304**		115		184
Commission		**734**		688		546
Results on financial transactions		**45**		92		98
Other income		**306**		314		319
Total income		**3,740**		3,586		3,235
EXPENSES						
Staff costs	*1,524*		*1,470*		*1,390*	
Other administrative expenses	*905*		*914*		*680*	
Staff costs and other administrative expenses		**2,429**		2,384		2,070
Depreciation		**192**		188		199
Operating expenses		**2,621**		2,572		2,269
Value adjustments to receivables		**165**		140		210
Addition to Fund for general banking risks		**0**		100		0
Total expenses		**2,786**		2,812		2,479
Operating profit before taxation		**954**		774		756
Taxation on operating profit		**252**		252		171
Operating profit/Group profit after taxation		**702**		522		585
Third-party interests		**43**		54		33
Net profit		**659**		468		552

The half-year figures are unaudited.



PROFILE OF RABOBANK GROUP

Rabobank Group is a broad-based financial services provider founded on co-operative principles. The members of the group work together closely to offer clients the services and products they require and the best possible price/quality ratio.

Rabobank Group is a broad-based financial services provider founded on co-operative principles. The organisation is made up of 415 independent local Rabobanks. Together they form the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and assists them with their services.

The group has specialised businesses engaged in asset management, insurance, leasing, private banking, equity participations and corporate and investment banking. These subsidiary companies provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly on the other. Rabobank International is the Rabobank Group's international merchant bank, specialising in the food and agricultural sectors.

Competence centres

Rabobank Group is actively responding to the growing demand from business clients and private individuals for a balanced package of financial services and products for payments, loans, savings, insurance, investments and credit. Specialised service providers within Rabobank Group work closely together and form a network of competence centres.

Strong market position

More than half the population of the Netherlands buy one or more products from Rabobank Group. In the Netherlands, Rabobank Group provides nearly all the financial products and services required by over seven million business clients and private individuals. All group members work on the principle of delivering customer value. In the Netherlands, Rabobank is the market leader for virtually all financial services.

Of all mortgage loans in the Netherlands, 22% are granted by Rabobank Group. About 40% of all private savings are entrusted to Rabobank Group, as is about 38% of the capital held in investment funds. The bank executes one third of all payment transactions in the Netherlands.

Nearly 40% of all businesses with fewer than 10 employees bank with Rabobank Group. Of the businesses with between 10 and 99 employees, 34% do so, and of those with 100 or more employees about 11%. In the agricultural sector, the birthplace of the organisation, Rabobank has a market share of 87%.

At 31 December 1999, Rabobank Group ranked 31st on the world list[1] of banks when measured by total assets and 33rd when measured by Tier I capital. The Rabobank has been granted the highest credit rating by all major rating agencies.

International network

To serve our clients in the international market, Rabobank Group has 147 branches in 38 countries outside the Netherlands.



More about Rabobank Group?
Go to: www.rabobankgroup.com

1) Source: The Banker



7 million clients
including 550,000 members
415 co-operative Rabobanks
local Rabobanks with in total 1,749 branch offices
Rabobank Nederland
Member Banks
support to local Rabobanks
Rabobank Corporate clients
Rabofacet
information and communication
technology, support services
Other group units
Rabobank Nederland Securities Services
Rabohypotheekbank
and other units
Rabo Vastgoed
real estate project development
and project financing
Schretlen & Co
private banking
Interpolis
insurance
pensions
Rabobank Nederland
Coöperatieve Centrale
Raiffeisen-Boerenleenbank BA
Effectenbank Stroeve
investment advice
De Lage Landen
leasing, trade finance,
vendor finance
Robeco Group
including Weiss, Peck & Greer
asset management
investment funds
Gilde Investment
Management
participations in
venture capital
International Private
Banking & Trust
including Rabo Robeco Bank
investment management
Rabobank International
including Rabo Securities
corporate and investment bank

Rabobank Group



82-5010


01 DEC 18 AM 8:49



Interim report 2001

Rabobank Group


Interim report 2001

Rabobank Group

CONTENTS


Summary of next subject

KEY FIGURES

	30-06-01	31-12-00	30-06-00	31-12-99	30-06-99
Volume of services (in EUR millions)					
Total assets	**377,639**	342,920	325,895	281,218	290,711
Private sector lending	**190,675**	179,137	167,215	161,074	153,158
Funds entrusted	**165,452**	146,705	143,552	127,527	134,297
Assets managed [1]	**123,700**	103,400	100,700	93,000	82,100
Premium income, insurance	**2,212**	1,693	1,724	1,450	1,417

Financial position and solvency (in EUR millions)	30-06-01	31-12-00	30-06-00	31-12-99	30-06-99
Reserves	**13,264**	13,108	13,244	11,867	10,788
Tier I capital	**15,185**	14,653	14,489	13,007	11,915
Tier I + Tier II capital	**15,557**	15,093	15,093	13,650	12,675
Total risk-weighted assets	**151,852**	142,278	136,035	129,801	127,923
Tier I ratio	**10.0**	10.3	10.7	10.0	9.3
BIS ratio	**10.2**	10.6	11.1	10.5	9.9

Profit and loss account (in EUR millions)	1st half-year 2001	2nd half-year 2000	1st half-year 2000	2nd half-year 1999	1st half-year 1999
- Interest	**2,502**	2,291	2,294	2,394	2,104
- Commission and other income	**1,623**	1,728	1,438	1,184	1,124
Total income	**4,125**	4,019	3,732	3,578	3,228
Operating expenses	**2,824**	2,846	2,613	2,564	2,262
Value adjustment to receivables	**200**	195	165	140	210
Addition to Fund for general banking risks	**0**	52	0	100	0
Operating profit before taxation	**1,101**	926	954	774	756
Taxation on operating profit	**297**	255	252	252	171
Third-party interest	**90**	136	43	54	33
Net profit	**714**	535	659	468	552
Efficiency ratio	**68.5**	70.8	70.0	71.7	70.1

Other data	30-06-01	31-12-00	30-06-00	31-12-99	30-06-99
Local Rabobanks	**386**	397	415	424	439
Offices:					
- branches	**1,674**	1,727	1,749	1,795	1,789
- agencies	**492**	548	576	610	612
Cash dispensing machines	**2,781**	2,676	2,626	2,546	2,485
Foreign offices	**140**	142	147	147	159
Employees:					
- total number	**57,017**	55,098	54,009	53,147	51,425
- full-time equivalents	**51,343**	49,711	49,028	48,224	47,021
members (x 1,000)	**700**	550	550	510	515

NB:
Owing to consolidation effects, the amount for group entities do not always add up to the total for Rabobank Group.

1)
As a result of a change in definition, assets under management can no longer be compared with amounts disclosed in previous financial statements.



REVIEW OF OPERATIONS IN THE FIRST HALF OF 2001

Despite the poor stock market climate, the performance of Rabobank Group held up well in the first half of 2001. Thanks to the diversity of the group's activities, the reduced income from securities transactions and asset management was more than offset. Net profit rose by 8% to EUR 714 million. Wholesale banking business in particular made a considerable contribution to the result. In addition, the local Rabobanks' member recruitment campaign was successful. The number of members increased by 150,000 to 700,000.

BANKING

Continued growth in banking services

Lending to the private sector by Rabobank Group was up 6% at EUR 191 billion. This increase is still in line with the strong growth seen in recent years. Lending to private individuals was up 7% in the first half of the year. The local Rabobanks were able to conclude more home mortgage loans in a contracting housing market thanks to a sharp rise in market share in the first six months of 2001. Corporate clients borrowed 6% more. Within the corporate sector, growth was recorded in trade and industry and the services sector (7%) as well as in the agricultural sector (5%).

Funds entrusted were up EUR 19 billion (13%) to EUR 165 billion. Growth in savings accounts contributed EUR 5 billion to this rise. The subdued stock market climate worldwide resulted in an increased readiness to save. At EUR 60 billion, savings were more than 8% higher at 30 June 2001 than at the end of 2000. Other funds entrusted also contributed to the growth in funds entrusted.

Foot-and-mouth disease crisis

The foot-and-mouth disease crisis has had a major impact on the agricultural sector in the past six months. Rabobank's policy was primarily geared to helping clients affected through this difficult period. To this end, Rabobank made additional financing options available via a fast-track procedure to clients facing cash difficulties, thus preventing them running into financial problems.

Wholesale banking business

The sharp rise in the result achieved by Rabobank International was largely attributable to its corporate finance and investment banking activities. The sale of a number of venture capital interests also contributed to the rise. Rabobank Nederland's Group Treasury also recorded a sharp rise in its result, notably by capitalising on the interest rate policies adopted by the central banks.

Movements in financial services

	Volume	Change
Banking services		
Private sector lending	EUR 191 billion	+6% [1]
Funds entrusted	EUR 165 billion	+13% [1]
Investment		
Assets managed	EUR 124 billion	+20% [1]
Number of securities and option orders	1.00 million	-41% [2]
Number of investors	579,000	+1% [1]
Insurance		
Premium income	EUR 2,212 million	+28% [2]
- Non-life	EUR 558 million	+8% [2]
- Life	EUR 1,654 million	+37% [2]
Leasing		
Loan portfolio	EUR 10 billion	+12% [1]

[1] Compared with the position at 31 December 2000.

[2] Compared with the first half of 2000.

Market share in mortgage loans still large

Rabobank retained its large share of the home mortgage loan market. In the autumn of 2000 it launched an initiative to consolidate its position as the market leader in this area. Thanks to this initiative, the market share in December 2000 rose by 3 percentage points to 25%. Rabobank was able to more or less retain this large market share, which stood at 24%, in the first half of 2001.

INVESTMENT SERVICES

Deterioration in stock market climate leads to fewer orders

The deterioration in the stock market climate was reflected by a fall in the number of investment orders processed for clients of local Rabobanks. A total of 1.0 (1.7) million securities and option orders were processed in the first half of the year, a drop of 41% compared with the same period in 2000. The proportion of internet orders increased again, accounting for 30% of the total in the first six months.

Acquisition of Harbor Capital Advisors

Robeco Group aims to offer a broad range of investment products in both Europe and the United States. The acquisition of the US asset manager Harbor Capital Advisors is therefore an important step for Robeco Group. Harbor Capital Advisors manages assets of EUR 19 billion and complements the services provided by the existing US subsidiary Weiss, Peck & Greer.

Assets managed

The volume of assets managed by Rabobank Group increased by EUR 20 billion to EUR 124 billion in the first half of the year. This rise was mainly due to the acquisition of Harbor Capital Advisors. The balance of incoming and outgoing assets was EUR 3 billion for the past half year.

INSURANCE OPERATIONS

Premium income up 28%

Interpolis generated premium income of EUR 2,212 (1,724) million in the first half of 2001, up 28% on the same period last year. Premium income on non-life operations rose by 8% to EUR 558 million, thanks primarily to increased sales of the All-in-One Policy and the Business Compact Policy. An upward trend was also discernible in the average number of categories for which cover was taken out on these package policies. Income in life operations was up 37% to EUR 1,654 million. This growth was due in part to the high single premium new business at the end of 2000. In addition, there have been considerable transfers of value among the group pension schemes.

Income from services rises sharply

Income from pensions, health and safety, and return-to-work services increased sharply. Income from services amounted to EUR 100 (9) million in the first six months of the year. This increase stems directly from the collaborative ventures entered into by Interpolis in the past year, such as the merger with Relan, the cooperation with Van Spaendonck Pensioenen and the acquisitions of Commit Arbo and the pension administrator Beon. These collaborative ventures provide Interpolis with solid foundations from which to further develop its strategy in the area of pensions, health and safety, and return-to-work services in the future.

LEASING

Loans portfolio up 12%

The services of De Lage Landen are growing steadily. The size of the loans portfolio increased by 12% in the past six months to EUR 10 billion. This growth was achieved primarily by the Vendor Finance America division. Services will be expanded in South America in the coming period.

COOPERATIVE

150,000 new members

As part of the member recruitment campaign of the local Rabobanks, the first issue of the members' magazine 'U' ('You') was issued in February. This magazine is sent every two months to clients who view Rabobank as their bank. They are invited to become members of their local bank.

It is apparent that membership appeals to the clients of local Rabobanks. Some 150,000 clients became members in the first half of the year, bring the total to 700,000 at 30 June 2001.

VIRTUAL BANKING

Services via virtual channels

Clients of local Rabobanks are increasingly accessing services via telephone and the internet. In the area of investment, over half the orders are now placed via the Rabo Order Line or the internet. Half of the payment transactions are concluded via Rabo Telebanking and almost 45% of savings are now held in a Rabo Telespaarrekening (telephone savings account) or Rabo Internetspaarrekening (internet savings account).

Use of virtual channels
in percentages


60
50
40
30
20
10
0
'93
'94
'95
'96
'97
'98
'99
'00
'01
— Investment services
— Payment services
Savings

RESULTS

Income up 11%

Rabobank Group's activities resulted in an 11% increase in income to EUR 4,125 million. Interest income increased by 9% to EUR 2,502 million. The drop in the number of investment orders resulted in a sharp fall in securities brokerage. This was offset, however, by higher insurance and employment benefits commission. Total commission income was up 15% as a result.

Operating expenses up 8%

Operating expenses totalled EUR 2,824 million in the first six months of 2001, up 8% compared with last year. Staff costs increased by 13% due to salary increases, partly under the collective labour agreement, and an increase in the number of employees. Other administrative expenses were up 3%.

Random Access Banking

With the services via virtual channels, clients have random access to their Rabobank 24 hours a day, 7 days a week. The increase in services via virtual channels means that there is greater room for personal services via the network of branches. Personal, advisory banking therefore remains a core task, supplemented and supported by the virtual channels.

Operating profit up 16%

Operating profit amounted to EUR 1,301 (1,119) million, up 16% on last year. There was considerable variation in the results of the individual business units. Wholesale banking operations tripled its results. However, the subdued climate on the stock markets induced falls in the results recorded by asset management operations and local banks.

Movements in financial results

	Volume	Change
Income	EUR 4,125 million	+11% [2]
Operating expenses	EUR 2,824 million	+8% [2]
Efficiency ratio	68.5	
Net profit	EUR 714 million	+8% [2]
Total assets	EUR 378 billion	+10% [1]
BIS ratio	10.2	
Tier I ratio	10.0	

[1] Compared with the position at 31 December 2000.

[2] Compared with the first half of 2000.

Improved performance at local banks

In order to meet our customer value target on an ongoing basis, both commercial and efficiency drives are being carried out at the local banks. These moves follow from the increasing use by clients of virtual channels. Routine activities are on the decrease at the local Rabobanks and are making way for the expansion of high value advisory strengths. In addition, a shift in operations from a local to a central level forms part of the drive to cut costs. The initiatives launched within the local banks should reduce costs and increase income.

Efficiency ratio

The efficiency ratio (operating expenses/total income) was 68.5 in the first half of the year, an improvement on the ratio of 70.0 recorded for the first half of 2000. The efficiency ratio also improved compared with 70.4 for 2000 as a whole.

Net profit up 8%

Rabobank Group generated a net profit of EUR 714 (659) million for the first six months of 2001, a rise of 8% compared with the same period last year. The Tier I ratio and the BIS ratio were 10.0 and 10.2 respectively.

Outlook

The first six months of 2001 were marked by poorer market conditions than in previous years. Given the current market conditions, at least the same rise in net profit may be expected for the year as a whole as that achieved for the first six months.



NOTES TO THE BALANCE SHEET

The consolidated total assets of Rabobank Group increased by EUR 35 billion to EUR 378 billion in the first half of 2001, a rise of 10%. The Tier I ratio was 10.0 and the BIS ratio 10.2 at 30 June 2001.

Lending to the private sector was up 6% at EUR 191 billion. Total assets increased by EUR 35 billion, a rise due in particular to the growth in the items lending and interest-bearing securities. These activities were financed for an amount of EUR 19 billion by a rise in funds entrusted. The remaining funding was provided by the growth in the remaining liabilities.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending

Rabobank Group's loans portfolio increased by EUR 11.9 billion to EUR 203.6 billion. Loans and advances to the public sector fell to EUR 1.3 (2.4) billion, while the volume of outstanding professional securities transactions increased to EUR 11.7 (10.1) billion. These transactions are reverse repos, i.e. short-term transactions on the institutional market collateralised by a pledge of securities. Loans to the private sector amounted to EUR 190.7 billion at the end of June, a rise of EUR 11.6 billion (6%) compared with 31 December 2000.

Private individuals borrowed more

Private individuals borrowed EUR 5.2 billion more from Rabobank Group in the first half of 2001 than at 31 December 2000, a rise of 7%. Lending to private individuals now totals EUR 85.0 billion.

Lending to private individuals is determined primarily by developments in the housing market. In the first six months of 2001 the market for home mortgage loans contracted further. However, the local Rabobanks granted more home mortgage loans than in the same period last year by increasing their market share.

Lending to the agricultural sector up 5%

The total volume of loans to the agricultural sector amounted to EUR 31.2 billion at the end of June, up 5% compared with 31 December 2000.

Lending by sector

EUR bilions


90
60
30
0
Agricultural
TIS
Private individuals
1999
2000
2001-I

Lending to trade and industry and the services sector up 7%

Corporate clients in trade and industry and the services sector (TIS) borrowed EUR 5.0 billion more in the period under review. Loans to this sector totalled EUR 74.4 billion at the end of June, 7% more than at the end of 2000.

Banks

The item banks increased by EUR 6 billion to EUR 45 billion in the first six months of 2001. Banks consists of professional securities transactions with other financial parties and of other banks. Professional securities transactions were up EUR 3 billion to EUR 32 billion. Other banks rose by EUR 3 billion to EUR 13 billion.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted

Funds entrusted grew by 13% to EUR 165 billion. This item comprises three categories: savings, professional securities transactions and other funds entrusted.
Enthusiasm for saving increased sharply due to the deterioration in stock market conditions. Savings rose 8% in the first half to EUR 60 (56) billion. Professional securities transactions (repos) fell to EUR 15 (17) billion. Other funds entrusted includes savings deposits of corporate clients and credit balances on current accounts of private individuals. Other funds entrusted rose by EUR 16 billion (22%) to EUR 90 billion.

Other liabilities

Once again, Rabobank drew on the capital market to finance the growth of its lending operations. The item debt securities increased by EUR 12 billion to EUR 62 billion. The item banks was up EUR 12 billion to EUR 96 billion. Provisions totalled EUR 16 (15) billion, EUR 14 (13) billion of which relates to the technical reserves of Rabobank's insurance subsidiary Interpolis.

Rise in group equity

Rabobank Group's reserves increased by EUR 0.2 billion to EUR 13.3 billion in the first half of the year. This growth is the balance of the addition from the profit and the payment of goodwill on the acquisition of Harbor Capital Advisors in particular.
Group equity amounted to EUR 18.3 (18.0) billion. In addition to the bank's reserves, this item consists of the Fund for general banking risks, subordinated loans and third-party interests. Third-party interests was up EUR 0.2 billion, while the other items remained virtually unchanged.

Off-balance-sheet activities

Rabobank Group also acts as an intermediary between parties by means of activities which are not reflected in the balance sheet, such as guarantees, irrevocable facilities and derivatives. Derivatives are used by clients to hedge interest and exchange rate risks in particular. The underlying value of the contracts (especially derivatives) outstanding at 30 June 2001 was virtually the same as at 31 December 2000.

Solvency ratios down slightly

Both the Tier I ratio and the BIS ratio decreased in the period under review. The growth in services resulted in an increase in the total of risk-weighted assets of EUR 10 billion to EUR 152 billion. Tier I and Tier II capital rose by EUR 0.5 billion.

The Tier I ratio stood at 10.0 at the end of June. The BIS ratio was 10.2. Both ratios comfortably exceed the minimum standard requirements of 4.0 and 8.0 respectively imposed by the supervisory authorities.



NOTES TO THE PROFIT AND LOSS ACCOUNT

Despite less favourable market conditions, Rabobank Group's net profit was up 8% in the first half of 2001. Performance varied across the group's different units.

INCOME

Total income in the first half of 2001 was up EUR 393 million at EUR 4,125 million, a rise of 11%.

Interest income up 9%

Interest income increased by EUR 208 million to EUR 2,502 million in the first six months of 2001, a rise of 9%. This increase is due largely to the growth in lending.

Income from securities and participating interests

Income from securities and participating interests fell by EUR 19 million (6%) to EUR 285 million in the period under review. This development was affected by the gain on the sale of Nedship in 2000. If an adjustment is made for this effect, income from securities and participating interests grew sharply in the first half of 2001. This growth was attributable to the venture capital activities which generated good results on the sale of a number of interests.

Commission income up 15%

Commission income for the first half of 2001 amounted to EUR 843 million, up 15% on the same period last year. The fall of 41% in orders from local Rabobank clients brought about a comparable decrease in securities brokerage. This fall was offset primarily by a higher level of commission relating to employment benefits. Insurance commission was higher than last year due to the flood of non-recurring single premium policies taken out in 2000 in anticipation of the introduction of the new tax system.

Increase in other income

Results on financial transactions was up EUR 74 million to EUR 194 million. Other income increased by EUR 21 million to EUR 301 million, a rise of 8%.

EXPENSES

Operating expenses increased by EUR 211 million (8%) to EUR 2,824 million in the period under review.

Staff costs up 13%

Staff costs were up EUR 192 million to EUR 1,716 million. This 13% rise was due largely to salary increases, partly under the collective labour agreement, and the growth in staff numbers by 2,315 FTEs compared with June last year. Acquisitions account for half of the increase in staff. The Rabobank Group employed 51,343 FTEs at 30 June 2001.

Other administrative expenses up 3%

Other administrative expenses increased by EUR 24 million (3%) to EUR 929 million. This rise is relatively limited as a number of exceptional expenses were incurred in the first half of 2000. Depreciation decreased by EUR 5 million (3%) to EUR 179 million.

Operating result up 16%

The operating result amounted to EUR 1,301 million, up 16% on the result of EUR 1,119 million for the first half of 2000.

Operating results by group unit

Local banking business

The operating result of the local banks was 5% lower than last year at EUR 578 (611) million. This fall is primarily attributable to the subdued climate on the stock markets. Securities orders at local Rabobanks fell by 41% and securities brokerage dropped accordingly. Income increased by 6% while expenses rose by 10%. This development confirms the need to push ahead with the performance improvement programmes, which are directed both at improving income and at reducing costs.

Wholesale banking business

After a good year in 2000, the wholesale banking business further strengthened its position in 2001, recording a profit of EUR 536 (172), triple the profit for the first half of 2000. Rabobank International's corporate finance and investment banking activities, in addition to the sale of a number of venture capital interests, contributed in particular to this rise. Group Treasury's result also improved sharply.

Asset management

The deteriorating conditions on the stock markets had a major impact on the result of Rabobank Group's asset management activities. The operating result fell by 57% to EUR 65 (149) million. This sharp fall is due more to an exceptionally good result last year rather than poor performance in the first half of 2001. This is illustrated by the fact that the result of EUR 65 million is 25% higher than the operating result of EUR 52 million for the first half of 1999.

Insurance

The operating result of Interpolis, Rabobank's insurance subsidiary, was up 7% to EUR 109 (102) million. This rise is slightly lower than in previous years owing to lower results on the investment portfolio, due in turn to the deteriorating stock market climate.

Leasing

The result of De Lage Landen's leasing activities was up 42% to EUR 95 (67) million. The restructuring of equity had a positive effect on this performance. Taking this into account, the increase in the result amounted to 17%.

Other

The result of the group units included under 'Other' fell by EUR 100 million to EUR - 82 million. This fall was entirely attributable to the gain on the sale of Nedship last year, which was not included in this year's results.

Value adjustments to receivables

Value adjustments to receivables amounted to EUR 200 million, a rise of EUR 35 million compared with last year. This rise was caused by the growth in lending and the deteriorating economic circumstances. The foot-and-mouth disease crisis barely resulted in an increase in this item.

Net profit up 8%

The tax burden was 27%. Third-party interests increased by EUR 47 million to EUR 90 million. As a result, the net profit was up from EUR 55 million, or 8%, to EUR 714 million.

Operating result by group unit

EUR million


-5%
+211%
-57%
+7%
+42%
700
600
500
400
300
200
100
0
-100
Local banking business
Wholesale banking business
Asset management
Insurance
Leasing
Other
1st half-year 2000
1st half-year 2001

CONSOLIDATED BALANCE SHEET

(in EUR millions)		30-06-2001		31-12-2000		30-06-2000
Assets						
Cash		**9,783**		3,086		5,832
Short-term government paper		**5,768**		7,362		9,653
Professional securities transactions	*31,804*		*28,485*		*29,572*	
Other banks	*12,924*		*9,879*		*14,100*	
Banks		**44,728**		38,364		43,672
Public sector lending	*1,282*		*2,424*		*3,923*	
Private sector lending	*190,675*		*179,137*		*167,215*	
Professional securities transactions	*11,665*		*10,105*		*9,983*	
Lending		**203,622**		191,666		181,121
Interest-bearing securities		**82,788**		73,610		64,943
Shares		**16,445**		15,850		8,713
Participating interests		**168**		567		184
Property and equipment		**3,486**		3,392		3,151
Other assets		**4,601**		2,590		2,587
Prepayment and accrued income		**6,250**		6,433		6,039
Total assets		**377,639**		**342,920**		**325,895**

The accounting policies are the same as those applied to the annual financial statements 2000. These policies have not been altered. Prior-year figures have been reclassified where necessary for comparative purposes. These reclassifications have no impact on result and equity.

These interim figures are unaudited

(in EUR millions)	30-06-2001		31-12-2000		30-06-2000	
Liabilities						
Professional securities transactions	*32,061*		*28,429*		*22,645*	
Other banks	*64,125*		*55,462*		*52,072*	
Banks		**96,186**		83,891		74,717
Savings	*60,298*		*55,575*		*53,989*	
Professional securities transactions	*14,933*		*17,239*		*15,926*	
Other funds entrusted	*90,221*		*73,891*		*73,637*	
Funds entrusted		**165,452**		146,705		143,552
Debt securities		**61,877**		49,887		51,506
Other liabilities		**14,665**		22,862		20,012
Accruals and deferred income		**5,274**		6,844		5,236
Provisions		**15,853**		14,753		14,046
		359,307		324,942		309,069
Fund for general banking risks	*1,666*		*1,666*		*1,632*	
Subordinated loans	*56*		*53*		*67*	
Reserves	*13,264*		*13,108*		*13,244*	
Third-party interests	*3,346*		*3,151*		*1,883*	
Group equity		18,332		17,978		16,826
Total liabilities		**377,639**		**342,920**		**325,895**
Contingent liabilities		**9,496**		10,292		9,752
Irrevocable facilities		**33,477**		38,583		33,684

Movements in reserves were as follows:

(in EUR millions)	1st half-year 2001	1st half-year 2000
Balance at 1 January	**13,108**	11,867
Issue of Rabobank Membership Certificates	-	879
Profit for the first half-year	**714**	659
Revaluation	**(84)**	33
Goodwill	**(452)**	(136)
Payment on Rabobank Membership Certificates and Trust Preferred Securities	**(53)**	(23)
Other movements	**31**	(35)
Balance at 30 June	**13,264**	13,244

These interim figures are unaudited.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)		1st half-year 2001		2nd half-year 2000		1st half-year 2000
INCOME						
Interest		**2,502**		2,291		2,294
Income from securities and participating interests		**285**		446		304
Commission		**843**		733		734
Results on financial transactions		**194**		194		120
Other income		**301**		355		280
Total income		**4,125**		**4,019**		**3,732**
EXPENSES						
Staff costs	*1,716*		*1,575*		*1,524*	
Other administrative expenses	*929*		*981*		*905*	
Staff costs and other administrative expenses		**2,645**		2,556		2,429
Depreciation		**179**		290		184
Operating expenses		**2,824**		2,846		2,613
Value adjustment to receivables		**200**		195		165
Addition to fund for general banking risks bankrisico's		**-**		52		-
Total expenses		**3,024**		**3,093**		**2,778**
Operating profit before taxation		**1,101**		926		954
Taxation on operating result		**297**		255		252
Operating profit/ Group profit after taxation		**804**		671		702
Third-party interest		**90**		136		43
Net profit		**714**		**535**		**659**

These interim figures are unaudited.

CASH FLOW STATEMENT

(in EUR millions)	1st half-year 2001		1st half-year 2000	
Cash flow from operational activities				
Operating profit/Group profit after taxation		**804**		702
Adjustment for:				
depreciation	*179*		*184*	
value adjustment to receivables	*200*		*165*	
movements in provisions [1]	*117*		*105*	
movements in accrued and deferred items and technical reserves relating to insurance business	*(404)*		*2,057*	
		92		2,511
Cash flow from business operations		**896**		3,213
Movements in short-term government paper	*1,594*		*(8,474)*	
Movements in securities trading portfolio	*(1,214)*		*(7,034)*	
Movements in securitised loans	*(1,511)*		*(1,982)*	
Movements in banks	*(411)*		*(6,770)*	
Movements in lending	*(11,956)*		*(10,120)*	
Movements in funds entrusted	*18,747*		*16,025*	
Other movements in operational activities	*(14,340)*		*2,989*	
		(9,091)		(15,366)
Total cash flow used in operational activities		**(8,195)**		(12,153)
Cash flow from investing activities				
Investing activities concerning				
investment portfolios		*(3,538)*		*4,179*
participating interests		*416*		*5*
tangible fixed assets		*(268)*		*(191)*
Total cash flow (used in)/from investing activities		**(3,390)**		3,993
Cash flow from financing activities				
Rabobank Member Certificates		**-**		879
Movements in subordinated loans		**3**		7
Movements in debt securities		**11,990**		7,494
Payment on Rabobank Membership Certificates and Trust Preferred Securities		**(53)**		(23)
Total cash flow from financing activities		**11,940**		8,357
Net cash flow/increase in cash and cash equivalents		**355**		**197**

These interim figures are unaudited.

The cash flow statement provides a summary of the net movements in operational, investing and financing activities. Cash and cash equivalents consist of legal tender and balance available on demand with central banks.

[1] Excluding movements in technical reserves relating to insurance business



PROFILE OF RABOBANK GROUP

Rabobank Group is a broad-based financial service provider founded on co-operative principles. The members of the group work together closely to offer clients the services and products they require and the best possible price/quality ratio.

Rabobank Group is a co-operative organisation consisting of 386 independent local Rabobanks. Together they form the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and assists them with their services. Rabobank Nederland is also the bankers' bank for the group.

The group has specialised businesses engaged in asset management, insurance, leasing, private banking, equity participations and corporate and investment banking. These subsidiary companies provide financial advice and products to the local Rabobanks and their clients on the one hand and serve their own clients directly on the other.

Competence centres

Rabobank Group is actively responding to the growing demand from business clients and private individuals for a balanced package of financial services and products for payments, loans, savings, insurance, investments and credit. Specialised service providers within Rabobank Group work closely together and form a network of competence centres.

Strong market position

More than half the population of the Netherlands uses one or more of Rabobank Group's products. In the Netherlands, Rabobank Group provides nearly all the financial products and services required by nine million private individuals and business clients. All group members work on the principle of delivering customer value. In the Netherlands, Rabobank is the market leader for virtually all financial services.

Of all home mortgage loans granted in the Netherlands in 2001, nearly a quarter were granted by Rabobank Group. About 40% of all private savings are entrusted to Rabobank Group, as is almost 40% of the capital held in investment funds. The bank executes one third of all payment transactions in the Netherlands.

While nearly 40% of all businesses in the Netherlands bank with Rabobank Group, market share in the corporate market is lower. In the agricultural sector, where the organisation has its roots, Rabobank Group accounts for more than 87% of all bank lending operations. Worldwide, the specialised subsidiary Rabobank International is the market leader in the food & agribusiness.

Rabobank Group has been granted the highest credit ratings by all major rating agencies.

International network

To serve our clients in the international market, Rabobank Group has 140 branches in 37 countries outside the Netherlands.



More about Rabobank Group?
Go to www.rabobankgroep.nl


9 milllion customers
including 700,000 members
386 co-operative Rabobanks
local Rabobanks with in total 1,674 branch offices
Rabobank Nederland
support to local member banks
Group Treasury
Rabobank Nederland Corporate Clients
Rabobank Nederland Securities Services
information and communication technology
support services
Rabo Vastgoed
real estate project development
and project financing
Schretlen & Co./
Effectenbank Stroeve
domestic private banking
asset management
investment advice
Interpolis
insurance
pensions
employment benefits
Rabobank Nederland
Coöperatieve Centrale
Raiffeisen-Boerenleenbank BA
Robeco Group
including Weiss, Peck & Greer
and Harbor Capital Advisors
asset management
investment funds
De Lage Landen
leasing, trade finance,
vendor finance
International Private
Banking & Trust
international private banking
Gilde Investment
Management
venture capital
Rabobank
International
including Rabo Securities
corporate and investment banking

COLOPHON

Published by
Rabobank Nederland
Corporate Communications

Contact
Corporate Communications
Telephone +31 (0)30 - 2162040
Fax +31 (0)30 - 2161916
E-mail rabocomm@rn.rabobank.nl

Investor Relations
Telephone +31 (0)30 - 2169500
Fax +31 (0)30 - 2163640
E-mail ir@rabobank.com
Internet www.rabobank.com

Art direction and design
Borghouts Design, Haarlem

Production supervision
Ger de Vries, GPR Eindhoven

Printed by
Hoonte Bosch & Keuning, Utrecht

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 and 120 grams Biotop paper. This paper has the 'Swan' environmental label.


DE NOORDSE MILIEUKEUR
304 009
LAGE EMISSIES TIJDENS PRODUKTIEPROCES

Dutch language version
Dit halfjaarverslag is ook verkrijgbaar in het Nederlands.
This interim report is also available in Dutch.



Rabobank Group

Press releases

Rabobank Acquires Irish State Owned ACCBank
December 5 2001

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Rabobank International, the international corporate and investment bank of the Rabobank Group, is acquiring the Irish State owned ACCBank at an agreed price of EUR 165 million. The acquisition negotiations were successfully concluded today. The deal is subject to approval of the Irish parliament. This acquisition makes the Rabobank Group the first financial group from continental Europe to undertake retail activities in Ireland. Its division Rabobank International has been active with wholesale activities in Ireland since 1994. Rabobank Ireland plc is one of the country's larger banks with a balance sheet total of EUR 17 billion. Insurance subsidiary Interpolis and lease company De Lage Landen are the other divisions of the Rabobank Group that have operations in Ireland.

Country banking **strategy**

The acquisition of ACCBank is part of Rabobank International's country banking strategy. This strategy is aimed at acquiring banks that are primarily active in rural areas in developed markets with strong agricultural sectors.
Rabobank International has been operating on this basis in Australia and New Zealand with tremendous success. Since the mid-1990s the PIBA bank in Australia and the New Zealand financing company Wrightson have been acquired in succession.
Rabobank International now wishes to export this approach to other parts of the world. Ireland marks the first follow-up initiative within this context. The bank is currently investigating other possibilities, both in North and South America and in other regions.

The country banking strategy builds on the strong position of the Rabobank Group in the Dutch home market. The strategy seeks to capitalise internationally on Rabobank's more than a century of experience in the agricultural sector and its decades of experience as the Netherlands' largest retail bank.

ACCBank

ACCBank, founded in 1927 as the Agricultural Credit Corporation, is a strong brand in rural Ireland. In addition to the agricultural sector, the bank focuses on small- and medium-sized enterprises and retail customers. At the end of 2000 it had a balance sheet total of EUR 3.3 billion with 40 branch offices and 600 employees.
ACCBank recently finalized a far-reaching restructuring and is consequently now well positioned for further growth in the Irish market. The bank and its customers can furthermore benefit from the extensive product range of the Rabobank Group in the Dutch market, consisting of banking products, insurance, employment benefits, leasing and investment products.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

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Press releases

WORLD'S SAFEST BANKS
November 22 2001

Global Finance selects the World's Safest Banks, the 50 institutions with the highest ratings from the leading international credit rating agencies.

The relative safety of the world's leading banks is a closely measured rating, which keeps armies of analysts at the world's top credit rating agencies busy much of the time. To select the World's Safest Banks this year, Global Finance editors initially considered a pool of the 300 largest banks in the world, as defined by total assets that were reported by Standard & Poor's. This year's honored banks include some of the world's largest, but size does not necessarily dictate safety. The world's top safest bank, **Rabobank Group, of the Netherlands,** reported assets of less than half those of the recently merged J.P. Morgan Chase, the institution with the largest assets among this year's top 50 safest banks. Almost all the the World's Safest Banks selected this year had current ratings from Fitch IBCA, Moody's Investors Service, and Standard & Poor's, the three leading credit rating agencies in the world. At times, when a bank chooses not to open its books, the rating agencies utilize public information to devise ratings. In cases where a bank lacked a rating from one or more of the agencies, ratings were inferred, but banks with one or two inferred ratings were not scored as highly as those banks with ratings from the agencies. In cases in which banks were rated equally by all three agencies, or inferred to have equal ratings, the largest of the banks were awarded the highest ranking.

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Press releases

Rabobank Issues CHF 400 Million Public Bond
November 7 2001

Rabobank Nederland has issued a CHF 400 million ublic bond. The issue was arranged by UBS Warburg and Rabo Robeco Bank in Zurich.

Issuer:	Rabobank Nederland
Currency:	CHF 400 million
Status:	senior, unsubordinated
Coupon:	2.50% annually
Issue date:	27 December 2001
Maturity:	17 Febuary 2006
Redemption Price:	100%
Issue Price:	100.70% plus accrued interest
Denominations:	CHF 10,000
Listing:	EBS (Switzerland)

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Press releases

Rabobank World's Safest Bank
November 1 2001

According to Global Finance magazine

According to a recent issue of the authoritative magazine Global Finance, Rabobank is number One in the top-50 of the world's safest banks. Global Finance publishes a yearly list of the world's largest (measured according to balance sheet total) and most creditworthy banks (based on the ratings of Standard & Poor's, Moody's and Fitch IBCA).

The Rabobank is first in a leading group of three banks that have all received a triple-A rating from each of the above international rating agencies. The Rabobank is joined by two German federal state banks - Bayerische Landesbank and Landesbank Baden-Württemberg. These banks, however, fall under the control of the related German federal states and consequently profit from the triple-A status of the German federal government. Among the banks that are in private hands, Rabobank is unique. The first non-government related bank in Global Finance's top-50 is Swiss UBS on place 17. However, UBS has only one triple-A.

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For information

Jan Dost
Address: Croeselaan 18, 3521 HG, Utrecht, The netherlands
P.O.Box: 17100, 3500 HG, Utrecht, The Netherlands
Phone:, +31 30 216 24 11 / + 31 653 12 98 77
E-Mail:, j.p.k.dost@m.rabobank.nl
Fax:, + 31 30 216 19 16

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million private and business customers and is market leader in virtually every area of financial services.

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Press releases

Local Rabobank members once again subscribe en masse.
October 30 2001

ISSUE OF RABOBANK MEMBER CERTIFICATES YIELDS 1.6 BILLION EURO

In the last three weeks large numbers of Rabobank members have once again subscribed for Rabobank Member Certificates, and as a result the issue is significantly oversubscribed. Today the issue was determined a success at 1.575 billion euro. This is also the maximum amount that could be issued according to the prospectus and significantly greater than the minimum target of 500 million euro at the start of the subscription period. The number of placed certificates amounts to 60,000,000 at 26.25 euro.

More than 63,000 members of the Rabobank and 5,600 employees of the Rabobank Group subscribed for the second issue of Rabobank Member Certificates. Both members and employees have received allotment in full of their subscription for up to 1,000 certificates. Subscriptions for more than 1,000 certificates up to the maximum of 10,000 received an allotment of 32%. A maximum of 10,000 certificates per certificate holder applies and this was taken into account with the allotment.

The dividend of the Member Certificates amounts to 6.06% for the first period ending on 29 December 2001 and is paid over 25 euro. The dividend is credited at the end of each quarter and amounts to 1% above the average effective return on the 10-year Dutch state loan in the preceding three months.

The Member Certificates can be traded via an internal market that is maintained by the Rabobank Group. The internal market is held on the first Wednesday of each month. The next trading day will be on Wednesday, 7 November 2001. The issue of Rabobank Member Certificates is in line with the Rabobank's aim of increasing the involvement of members and employees with the bank. The issue of certificates furthermore strengthens the capital base of the Rabobank Group.

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Press releases

September 25 2001

Joint effort to provide long term financing program
RABOBANK INTERNATIONAL AND FMO BOOST RUSSIAN AGRIBUSINESS AND COMMODITY IMPORTS

Russian agribusiness received today additional financial support through a EUR 15 million credit risk participation agreement signed between Rabobank International, the international corporate and investment banking arm of the Rabobank Group and the Netherlands Development Finance Company (FMO). The money will (primarily) be used for the import of commodities like raw sugar. In particular local importers and companies processing soft commodities will benefit from this transaction. In recent years the Russian agribusiness had limited or no access to international sources of commercial financing.

The credit risk participation agreement is an innovative financing structure developed by Rabobank International's Moscow office. This structure consists of ownership based lending. The contract signed today has a lifetime of eight years, which is significantly longer than most financing programs in the Russian Federation.

Rabobank and FMO signed this agreement in presence of the Dutch Minister for Foreign Trade, Mr. G. Ybema, during his official visit to the Russian Federation. The Minister is accompanied by over 40 companies and financial institutions from the Netherlands, who are interested in trade with and/or investing in Russia. "Rabobank has considerable global experience as an agribusiness financier and is since 1996 developing its activities in Russia, making a significant contribution to this crucial sector. We are pleased that FMO also supports such strategic initiatives, as part of its investment policy for the Russian Federation", said minister Ybema.

At the signing, both Mr. Philip ter Woort, Rabobank Country Manager for Russia and Mr. Tom Nijensteen of FMO, expressed their gratitude for the official support for such activities provided by the governments of the Russian Federation and the Netherlands. Alexei Belyayev, General Director of Finance Company Rabo Invest, the Russian subsidiary of Rabobank International, stressed that participation of FMO in financial schemes offered by Rabobank for the Russian agricultural sector, shows growing confidence in Russia as a trade and investment partner.

Rabobank International is operating in Russia since 1996 via its operational arm - Finance Company Rabo Invest. Rabobank's main clients in Russia are major operators in agricultural commodities (sugar, grains, cotton). In financial schemes offered by Rabo Invest to its clients, asset backed lending principles are used which allow the clients to attract

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additional funds for their activities. Rabobank signed a similar risk participation agreement with the EBRD late 2000.

About the Rabobank Group

The Rabobank Group is a broad financial service provider. In line with its co-operative mission the Rabobank Group is primarily customer oriented. All parts of the Group work closely together in order to provide customers with a broad package of financial services such as saving, loan, insurance and investment products against the best possible price-quality ratios. The Group comprises some 385 locally and autonomously operating co-operative Rabobanks with 550,000 members, as well as well known specialist financial subsidiaries like Robeco, Interpolis, Schretlen & Co., Effectenbank Stroeve, **Rabobank International**, De Lage Landen and Gilde Investment. Internationally the Rabobank Group is present with 142 offices in 38 countries. The Rabobank Group has the highest credit ratings of the most important international rating agencies. In its Dutch domestic market the Rabobank Group counts 9 million private and business customers. It is market leader in almost every area of financial services.

About FMO

FMO is specialised in financing private sector companies and banks in emerging markets and economies in transition. Through its financing, FMO contributes to the sustainable development of the private sector. Since 1995 FMO has an investment portfolio in the Russian Federation. FMO was established in 1970 and has currently a balance sheet with assets over EUR 1.4 billion and a 40% solvency ratio. The State of the Netherlands holds 51% of the shares, which provides FMO with a special status as a bilateral development institution. As of last year FMO received triple-A rating by Standard and Poor's.

For more information

Rabobank Group	Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. (FMO)
Jan Dost, Press Office	Petra de Boer, PR & Communication
T: + 31 30 216-24-11	T: +31 70 314 96 96
F: + 31 30 216-19-16	F: +31 70 324 61 87
J.P.K.Dost@m.rabobank.nl	p.de.boer@fmo.nl
www.rabobank.com	www.fmo.nl

Press releases

Appointments Rabo Securities
September 24 2001

Heye Schaper and Hans Pontier both have been appointed as Statutory Directors of Rabo Securities NV effective September 1, 2001. In this capacity, Heye Schaper will succeed Willem Beelaerts van Emmichoven as Chairman of Rabo Securities effective October 1, 2001. Per the same date, Hans Pontier is appointed Vice Chairman. As of October 1, 2001, Willem Beelaerts van Emmichoven will continue to act as advisor to Rabo Securities until his retirement as per December 1, 2001. Heye Schaper has previously held various responsible positions in the financial services industry, a.o. as Head of the Financial Services Group at PricewaterhouseCoopers NV and latest as member of the Managing Board of Van der Moolen Holding NV. Hans Pontier has been with Rabobank since mid-2000 as Managing Director Equity Derivatives at Rabo Securities.

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Press releases

Rabobank Group strong in difficult first half year
August 31 2001

- Lending up 6% on half-year basis
- Number of investment orders down 41%
- Insurance premium income up 28%
- Lease portfolio up 12% on half-year basis
- Good results despite poor stock market climate
- Sound contribution from wholesale banking business in particular
- Number of members up 150,000

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Movements in financial services	Volume	Change
Banking services		
Private sector lending	EUR 191 billion	+ 6%[1]
Funds entrusted	EUR 165 billion	+ 13%[1]
Investment		
Assets managed	EUR 124 billion	+ 3%[1]
Number of securities and option orders	EUR 1.0 million	- 41%[2]
Number of investors	579,000	+ 1%[1]
Insurance		
Premium income	EUR 2,212 million	+ 28%[2]
- Non-life	EUR 558 million	+ 8%[2]
- Life	EUR 1,654 million	+ 37%[2]
Leasing		
Loan portfolio	EUR 10 billion	+ 12%[1]

[1] Compared with the position at 31 December 2000.
[2] Compared with the first half of 2000

Despite the poor stock market climate, the performance of Rabobank Group held up well in the first half of 2001. Thanks to the diversity of the group's activities, the reduced income from securities transactions and asset management was more than offset. Net profit rose by 8% to EUR 714 million. Wholesale banking business in particular made a considerable contribution to the result. In addition, the local Rabobanks' member recruitment campaign was successful. The number of members increased by 150,000 to 700,000.

Banking

Continued growth in banking services
Lending to the private sector by Rabobank Group was up 6% at EUR 191 billion. This increase is still in line with the strong growth seen in recent years. Lending to private individuals was up 7% in the first half of the year. The local Rabobanks were able to conclude more home mortgage loans in a contracting housing market thanks to a sharp rise in market share in the first six months of 2001. Corporate clients borrowed 6% more. Within the corporate sector, growth was recorded in trade and industry and the services sector (7%) as well as in the agricultural sector (5%). Funds entrusted were up EUR 19 billion (13%) to EUR 165 billion. Growth in savings

accounts contributed EUR 5 billion to this rise. The subdued stock market climate worldwide resulted in an increased readiness to save. At EUR 60 billion, savings were more than 8% higher at 30 June 2001 than at the end of 2000. Other funds entrusted also contributed to the growth in funds entrusted.

Foot-and-mouth disease crisis
The foot-and-mouth disease crisis has had a major impact on the agricultural sector in the past six months. Rabobank's policy was primarily geared to helping clients affected through this difficult period. To this end, Rabobank made additional financing options available via a fast-track procedure to clients facing cash difficulties, thus preventing them running into financial problems.

Wholesale banking business
The sharp rise in the result achieved by Rabobank International was largely attributable to its corporate finance and investment banking activities. The sale of a number of venture capital interests also contributed to the rise. Rabobank Nederland's Group Treasury also recorded a sharp rise in its result, notably by capitalising on the interest rate policies adopted by the central banks.

Share of mortgage loan market still large
Rabobank retained its large share of the home mortgage loan market. In the autumn of 2000 it launched an initiative to consolidate its position as the market leader in this area. Thanks to this initiative, the market share in December 2000 rose by 3 percentage points to 25%. Rabobank was able to more or less retain this large market share, which stood at 24%, in the first half of 2001.

INVESTMENT SERVICES

Deterioration in stock market climate leads to fewer orders
The deterioration in the stock market climate was reflected by a fall in the number of investment orders processed for clients of local Rabobanks. A total of 1.0 (1.7) million securities and option orders were processed in the first half of the year, a drop of 41% compared with the same period in 2000. The proportion of internet orders increased again, accounting for 30% of the total in the first six months.

Acquisition of Harbor Capital Advisors
Robeco Group aims to offer a broad range of investment products in both Europe and the United States. The acquisition of the US asset manager Harbor Capital Advisors is therefore an important step for Robeco Group. Harbor Capital Advisors manages assets of EUR 19 billion and complements the services provide by the existing US subsidiary Weiss, Peck & Greer.

Assets managed
The volume of assets managed by Rabobank Group increased by EUR 3 billion to EUR 124 billion in the first half of the year. This rise was mainly due to the acquisition of Harbor Capital Advisors. The balance of incoming and outgoing assets was EUR 3 billion for the past half year.

INSURANCE OPERATIONS

Premium income verzekeren up 28%
Interpolis generated premium income of EUR 2,212 (1,724) million in the first half of 2001, up 28% on the same period last year. Premium income on non-life operations rose by 8% to EUR 558 million, thanks primarily to increased sales of the All-in-One Policy and the Business Compact Policy. An upward trend was also discernible in the average number of categories for which cover was taken out on these package policies. Income in life operations was up 37% to EUR 1,654 million. This growth was due in part to the high single premium new business at the end of 2000. In addition, there have been considerable transfers of value among the group pension schemes.

Income from services rises sharply
Income from pensions, health and safety, and return-to-work services increased sharply. Income from services amounted to EUR 100 (9) million in the first six months of the year. This increase stems directly from the collaborative ventures entered into by Interpolis in the past year, such as the merger with Relan, the cooperation with Van Spaendonck Pensioenen and the acquisitions of Commit Arbo and the pension administrator Beon. These collaborative ventures provide Interpolis with solid foundations from which to further develop its strategy in the area of pensions, health and safety, and return-to-work services in the future.

LEASING

Loans portfolio up 12%
The services of De Lage Landen are growing steadily. The size of the loans portfolio increased by 12% in the past six months to EUR 10 billion. This growth was achieved primarily by the Vendor Finance America division. Services will be expanded in South America in the coming period.

COOPERATIVE

150,000 new members
As part of the member recruitment campaign of the local Rabobanks, the first issue of the members' magazine 'U' ('You') was issued in February. This magazine is sent every two months to clients who view Rabobank as their bank. They are invited to become members of their local bank. It is apparent that membership appeals to the clients of local Rabobanks. Some 150,000 clients became members in the first half of the year, bring the total to 700,000 at 30 June 2001.

VIRTUAL BANKING

Services via direct channels
Clients of local Rabobanks are increasingly accessing services via virtual channels, i.e. telephone and the internet. In the area of investment, over half the orders are now placed via the Rabo Order Line or the internet. Half of the payment transactions are concluded via Rabo Telebanking and almost 45% of savings are now held in a Rabo Telespaarrekening (telephone savings account) or Rabo Internetspaarrekening (internet savings account).

Increase in use of virtual channels


60%
50%
40%
30%
20%
10%
0%
'93
'94
'95
'96
'97
'98
'99
'00
'01
Investment
Payments
Savings

Random Access Banking
With the services via direct channels, clients have random access to their Rabobank 24 hours a day, 7 days a week. The increase in services via direct channels means that there is greater room for personal services via the network of branches. Personal, advisory banking therefore remains a core task, supplemented and supported by the virtual channels.

RESULTS

Movements in financial results

	Volume	Change
Income	EUR 4,125 million	+ 11%[2]
Operating expenses	EUR 2,824 million	+ 8%[2]
Efficiency ratio	68.5	
Net profit	EUR 734 million	+ [illegible]%[2]
Total assets	EUR 378 billion	+ 10%[1]
BIS ratio	10.7	
Tier 1 ratio	10.0	

[1] Compared with the position at 31 December 2000.
[2] Compared with the first half of 2000

Income up 11%
Rabobank Group's activities resulted in an 11% increase in income to EUR 4,125 million. Interest income increased by 9% to EUR 2,502 million. The drop in the number of investment orders resulted in a sharp fall in securities brokerage. This was offset, however, by higher insurance and employment benefits commission. Total commission income was up 15% as a result.

Operating expenses up 8%
Operating expenses totalled EUR 2,824 million in the first six months of 2001, up 8% compared with last year. Staff costs increased by 13% due to salary increases, partly under the collective labour agreement, and an increase in the number of employees. Other administrative expenses were up 3%.

Operating profit up 16%
As a consequence, operating profit amounted to EUR 1,301 (1,119) million, up 16% on last year. There was considerable variation in the results of the individual business units. Wholesale banking operations tripled its results. However, the subdued climate on the stock markets induced falls in the results recorded by asset management operations and local banks.

Improved performance at local banks
In order to meet our customer value target on an ongoing basis, both commercial and efficiency drives are being carried out at the local banks. These moves follow from the increasing use by clients of direct channels. Routine activities are on the decrease at the local Rabobanks and are making way for the expansion of high value advisory strengths. In addition, a shift in operations from a local to a central level forms part of the drive to cut costs. The initiatives launched within the local banks should reduce costs and increase income.

Efficiency ratio
The efficiency ratio (operating expenses/total income) was 68.5 in the first half of the year, an improvement on the ratio of 70.0 recorded for the first half of 2000. The efficiency ratio also improved compared with 70.4 for 2000 as a whole.

Net profit up 8%
Rabobank Group generated a net profit of EUR 714 (659) million for the first six months of 2001, a rise of 8% compared with the same period last year. The Tier I ratio and the BIS ratio were 10.0 and 10.2 respectively.

Outlook
The first six months of 2001 were marked by poorer market conditions than in previous years. Given the current market conditions, a similar rise in net profit may be expected for the year as a whole as that achieved for the first six months.

About the Rabobank Group
The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen & Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 140 locations in 37 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

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Press releases

Tata Coffee & Barista Coffee join hands
July 26 2001

Tata Coffee & Barista Coffee join hands to form Asia's leading consolidated coffee player



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July 25, 2001: Tata Coffee Limited, Asia's leading coffee company, and Barista Coffee Company Limited, India's largest and fastest growing retailer of fine coffees, join hands to form Asia's leading consolidated coffee player. This strategic partnership was finalized at the Tata Coffee board meeting this morning and was announced by R. K. Krishna Kumar, Chairman, Tata Coffee Limited, and Ravi Deol, Managing Director, Barista Coffee Company Limited.

Tata Coffee has acquired 34.3% equity (excluding ESOPs) in Barista, increasing Barista's equity base by a further 5.2 million shares.

This strategic alliance consolidates Tata Coffee's position in the branded coffee segment and fortifies Barista's leadership in its experiential category. Given its early mover advantage, Barista provides a strong platform in the Coffee Retail segment, which combined with the inherent strengths of Tata Coffee, gives the company a unique competitive advantage.

The association with Tata Coffee would contribute to strengthening the distribution network and also provide access to alternative channels in the hospitality, airline catering and other allied businesses. The alliance will result in backward and forward integration of the entire coffee value chain, allowing Barista and Tata Coffee to take ownership of the coffee category from "bean to cup".

This integrated player will look at a strengthened presence in the domestic market resulting in considerable increases in operating efficiencies as well as market share. The strategic alliance would also expand globalization opportunities in the world coffee market. The alliance with Tata Coffee is another

step for Barista to reinforce its presence and create a platform that supports the growth of the business in India and overseas through Tata's international joint ventures and networks.

On the occasion, R. K. Krishna Kumar, Chairman, Tata Coffee Ltd., said, "This is an exciting new opportunity for both companies. We are seeing the birth of a powerful new entity in the coffee industry with unique strengths that will enable it to achieve market leadership."

According to Ravi Deol, Managing Director, Barista Coffee Company Ltd., "Our customers are very passionate about Barista, and we look at our alliance with Tata Coffee as a focused commitment towards providing them with a unique coffee experience, and to augmenting the coffee category as a whole."

With this alliance, we will leverage and fortify our core strengths, and consolidate our leadership in a market in which we have pioneered "experiential retailing".

This highly prestigious and strategic transaction of Barista Coffee with Tata Coffee was spearheaded by Rabo India Finance Pvt. Ltd., as the Sole Lead Manager (the sole strategic and financial advisor on India's largest overseas acquisition - the acquisition of Tetley by Tatas). Rabo India is the Indian subsidiary of the AAA Rated Rabobank International.

On this occasion, Rana Kapoor, Managing Director, Rabo India Finance Pvt. Ltd., stated, "This is an extremely strategic transaction between a strong emerging specialty coffee retailer -"Barista", and the eminent house of Tatas, and will result in considerable value creation through unleashing of the Barista business and financial model. The combined strength of Tata Coffee and Barista will give strong impetus to the growing coffee drinking culture in India as was evidenced in the US in the 90s and more recently in some of the Asian and European countries".

Barista Coffee Company Limited was established in September 1999 as a retailer of fine coffees through a chain of Espresso Bars under the brand "Barista". The first Espresso Bar was launched in February 2000 in Vasant Vihar, New Delhi.

Barista, India's largest retailer of fine coffees, has successfully established itself as a vibrant experiential brand. It caters to over 12,000 customers every day through its 38 Barista Espresso Bars and Corners across Delhi, Mumbai, Bangalore, Hyderabad Chennai, Chandigarh and Ludhiana. From the current 38, Barista will grow to 75 retail outlets in 12 cities in India by December, becoming one of the largest retailers of specialty coffees in Asia.

Tata Coffee Limited (formerly known as Consolidated Coffee Ltd.) is a subsidiary of Tata Tea Ltd, and is Asia's leading integrated coffee company. Its activities range from the growing and curing of coffee to the manufacture and marketing of value-added coffee products, including instant coffee. The company owns about 15 per cent of the country's coffee curing capacity and exports approximately 65 per cent

of the coffee grown on its estates.

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Tineke Bahlmann appointed Director of Strategy Rabobank Group
July 11 2001

Prof. Dr. Tineke Bahlmann has been appointed as Director of Strategy of the Rabobank Group effective 1 July 2001. She will focus in particular on the local banks and the co-operative. In this area she succeeds Arnold Kuijpers who was been appointed Director of Strategic Alliances. In this capacity he will also concentrate on formulating the international strategy of the Rabobank Group.

Tineke Bahlmann (aged 51) has been a part-time professor of business economics at the University of Utrecht since 1991. She also works as a management consultant and holds various supervisory directorships. She was previously a university (senior) lecturer at the Erasmus University Rotterdam and was, among other positions, associated with the Centre for Organisational Learning and Change of the University Nyenrode as managing director/professor.

Tineke Bahlmann will retain her position as part-time professor at the University of Utrecht.

About the Rabobank Group

The Rabobank Group is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of approximately 400 independent local cooperative Rabobanks, which together have around 700,000 members, and encompasses well-known subsidiaries such as Robeco, Interpolis, Schretlen and Co., Effectenbank Stroeve, Rabobank International, De Lage Landen and Gilde Investment. The group is represented internationally with 142 locations in 38 countries. The Rabobank Group has received the highest credit rating from the major rating institutes. In its Dutch home market, the Rabobank Group has nine million business and private customers and is market leader in virtually every area of financial services.

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Rabobank Launches Unique Rouble Bond
July 5 2001

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RABOBANK LAUNCHES UNIQUE ROUBLE BOND

Rabo Invest 000, Rabobank International's subsidiary in the Russian Federation is planning to launch a Rbs 1.2 billion rouble-denominated bond next month. The proceeds will finance the bank's commodity repurchase agreements in Russia including those for the grain and beet sugar harvests this year.

Rabobank has received authorisation from the Russian Federal Securities Commission to issue the first four tranches of the bond in six-month maturity rouble bonds. The first four tranches totalling Rbs 600 million of a total of 8 tranches will be issued in August, with the bond guaranteed by Rabobank Nederland which has a AAA credit rating.

Aleksei Belyayev, CEO of Rabo Invest, commented:

"This is the second issue to be launched by a foreign controlled company in the last three years. It is unique as it is the first to carry such a high quality guarantee from its parent bank which has a triple A rating. The launch underlines our confidence in the Russian capital markets."

According to Aleksei Belyayev, CEO of Rabo Invest, "We believe the bond should ensure less expensive funding than other available sources and enable Rabobank overall to increase our market position in the F&A sector in Russia."

The bonds are tradeable on MICEX and the payment agent is Commerzbank, Eurasia Moscow. Rabobank will review investor appetite to determine the feasibility of launching further three-to-five year bonds from next year to finance equipment purchase contracts.

Background on Rabobank International

Rabobank International is the corporate and investment banking arm of Rabobank Group, the leading Dutch financial institution with assets of Euro 343 billion, which is the only private sector bank in the world to be triple A rated by all the major credit rating agencies.

Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 109 offices operating in more than 31 countries worldwide. The Bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector,

reflecting its roots as one of Europe's most established co-operative organisations.

Rabobank International offers its clients the full range of corporate and investment banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of 'allfinanz' services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

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Press releases

Nutreco Holding N.V. EUR750,000,000 Multicurrency Syndicated Facility
June 26 2001


nutreco

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Today, Nutreco Holding NV signed its first syndicated facility since the IPO in 1997. ABN AMRO Bank N.V. and Rabobank International acted as Mandated Bookrunners . The Mandated Lead Arrangers are ABN AMRO Bank N.V., ING Bank N.V. and Rabobank International. Almost EUR 1 billion was committed during the syndication process and, consequently, Nutreco elected to increase the size of the facility from EUR 650 million to EUR 750 million.

Nutreco is an international food company with leading positions in the high-quality animal and fish feed industries, fish farming, processing and marketing and sales. The company is involved in various stages of the fish, poultry and pork production chains and is represented in over 20 countries. It is a market leader in fish feed and fish farming, holding a worldwide market share of approximately 40% in fish feed and around 16% in fish farming, particularly Atlantic salmon.

The deal met a very favourable response from both relationship banks and bank investors across Germany, Benelux, Italy, France, Spain, the United Kingdom, Norway, Sweden, Denmark, Australia, Japan and the United States. Nutreco's Group Treasurer Jan Slootweg commented: "this deal marks an important entry into the Euroloan markets for Nutreco, as it significantly diversifies our funding sources. The deal distribution is also well in line with the geographical spread of our operations"

The Facility consists of two multicurrency revolving tranches - Tranche A : a EUR250 million 364-day facility with an Extension Option and a Term-out Option, to be used for acquisitions and Tranche B : a EUR 500m 5-year amortising facility to be used for the refinancing of existing debt and general corporate purposes.

Banks joining the transaction are as follows :

Mandated Lead Arrangers EUR 60 milion

ABN AMRO
ING
Rabo

Arrangers EUR 36 milion
Bank of Tokyo-Mitsubishi

Barclays
BBVA
Commerzbank
Dresdner Bank
LloydsTSB
The Royal Bank of Scotland plc

Co-Arrangers: EUR 24 million
Nordea/Christiania Bank (EUR 32 milion)
Bank of Ireland
BNP Paribas
Danske Bank
Den Norske Bank
Sumitomo Mitsui Banking Corporation

Lead Managers EUR 13 milion
Banca di Roma
Bank of Scotland
Citibank
Delta Lloyd Bank
Deutsche Bank
IntesaBCI
KBC
Norinchukin Bank
San Paolo IMI
SocGen
Sparebanken Rogaland
Westpac
Banco Santander Central Hispano (EUR 10 milion)

For further information contact:

Jan Slootweg
Group Treasurer
Nutreco Holding N.V.
Tel : +31 485 589 335

Serge Manusov/Kenneth Schuit Robert Halcrow
ABN AMRO Global Financial Markets / Loan Syndication
Rabobank Intenational Loan Syndication
Tel : +31 20 383 6645/383 6651
Tel : +44 20 7809 3125

Digna Hiel
ING Barings Syndicated Loans
Tel +3120 565 1150

Press releases

Alan Cameron new European Head of Securitisation
June 19 2001

Rabobank International announced today that it has appointed Alan Cameron as Managing Director, European Head of Securitisation. Based in London, he will head a five-strong team reporting to Mark Gheerbrant, Rabobank International?s joint Global Head of Capital Markets. Alan Cameron?s initial focus will be to double the size of the bank?s securitisation team.

Alan Cameron joins Rabobank International from Societe Generale, London, where he was European Co-Head of Securitisation, latterly responsible for restructuring and realigning the bank?s securitisation business. Prior to joining SG?s London operation in 1998, Alan Cameron spent six years with SG Australia?s securitisation team which he helped to establish. Prior experience includes Citibank Australia, Pannell Kerr Foster and Price Waterhouse.
In the past two years, Rabobank International has securitised around $15 billion of its own loans to companies and is currently managing a Euro 1 billion securitisation of Dutch residential mortgages. It is active in Asset Backed Commercial Paper with over $20 billion outstanding and also in the CDO market where recent deals have included Equinox, Stuyvesant II and Solstice. A CDO for Robeco is currently in syndication.
Mark Gheerbrant, joint Global Head of Capital Markets at Rabobank International, said, ?Alan?s acknowledged reputation as a senior, experienced professional within the securitisation marketplace will strenghten the team and help Rabobank International extend and deepen its capabilities in this area. Securitisation is a key element in our strategy of being a leading niche provider of structured products to both issuers and investors. We have ambitious growth plans for this business and Alan will play an important role in the business development.?

Background on Rabobank International
Rabobank International is the corporate and investment banking arm of Rabobank Group, the leading Dutch financial institution with assets of Euro 342.9 billion, which is the only private sector bank in the world to be triple A rated by all the major credit rating agencies.
Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 109 offices operating in 31 countries worldwide. The Bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector, reflecting its roots as one of Europe?s most established co-operative organisations.
Rabobank International offers its clients the full range of corporate and investment banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of ?

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allfinanz? services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

Press releases

Hans Smits on ambitions of the Rabobank Group
June 14 2001

Hans Smits at the General Meeting on the ambitions of the Rabobank Group:

"RABOBANK GROUP AIMS TO BECOME THE BEST FINANCIAL RETAIL GROUP IN THE NETHERLANDS"

- "Strong domestic business, also as a condition for sustainable internationalization"
- "We will not confine ourselves to the Netherlands"
- "Building a European network, with cooperative and perhaps also non-cooperative partners"

The Rabobank Group is considerably raising its ambitions. The aim is to develop an even stronger domestic business as the foundation for sustainable international expansion. This was stated by Chairman of the Executive Board Hans Smits this morning at the General Meeting of Rabobank Nederland in Utrecht. "The Rabobank Group?s ambition is to become the best financial retail group in the Netherlands," said Smits. "We will not confine ourselves to the Netherlands," he added. The process of internationalization will proceed step by step, possibly also with non-cooperative partners. "Convincing returns on scarce capital is the related prerequisite. Potential partners view this as the test of our vitality and focus on the future," Smits emphasized.

Smits announced an offensive for making the Rabobank Group the best, most customer-focussed and innovative financial institution in the Netherlands ? "the leading broad financial services provider for the general public and business community, dedicated to the client and cooperation." "This means," said Smits, "that we aspire to be market leader in every sector ? from mortgages to savings, from investment to insurance. It also means that we will behave as market leader and will be regarded as such."

Smits underscored that the Rabobank Group is already market leader in a number of sectors. "But there are still uncovered and weak areas." He is convinced that there is considerable scope for growth in the areas of insurance, pensions, employment benefits and investment. "This also applies to the corporate market in which we aim to become a meaningful player in the medium term," said Smits.

In addition to greater potential for subsidiaries such as Robeco, Interpolis, De Lage Landen, Schretlen en Stroeve, he also foresees various other opportunities for strengthening the market position in the Netherlands. Examples include strategic alliances with other financial and non-financial institutions, new labels, new distribution channels, expanding

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the services and local supplements to the existing package of services.

Internationalization

Smits emphasized that the internationalization of the Rabobank Group is already underway. "Robeco, De Lage Landen, International Private Banking and Gilde have already successfully launched international operations. Rabobank International has developed into a leading player in the international food & agri market. And our Treasury Group is also worthy of mention."

Smits stressed the importance of a strong domestic position as a springboard to Europe. He predicted "that we will also make that leap to Europe as part of a leading European retail group."

"Our status as market leader in a large number of financial markets will only make us more attractive internationally," said Smits. "I envision a European network in the form of close and enduring alliances. These can range from commercial partnerships and participations to institutional alliances. And we will naturally continue to explore opportunities with our cooperative partners. But I also want to seriously investigate whether there are possibilities for entering into relationships with partners that do not operate on a cooperative basis."

Smits repeated his previously stated standpoint: "This form of European alliance means that you must be willing to share control, to unite interests." But he also warned against misconceptions: "Let there be no misunderstanding, I do not want to give up the cooperation. No, in the Netherlands the Rabobank will remain a cooperation with members. This organizational form is also too important as a competitive weapon to do away with."

Within this context Smits points to the success of the activities launched in mid-2000 to develop a closer relationship with more and more involved clients as members of the local Rabobanks. "Since the last General Meeting we have gained 210,000 new members. An unparalleled success."

First quarter of 2001

Smits announced that the services in the traditional banking business once again grew considerably in the first quarter of 2001. Lending was up by 14% in comparison to the first quarter of 2000 to ? 185 billion. The entrusted funds rose by 12% to ? 158 billion. The market share of home mortgage loans remains at a high level at 25%. A special promotion was launched in the autumn of 2000 aimed at strengthening Rabobank?s position as market leader in the area of home mortgage loans. In December 2000 this promotion resulted in a 3% increase in market share to 25%. This high market share was maintained in the first quarter. Due to the disappointing stock exchange results, clients have increasingly switched from investing to saving. The amount of savings deposits grew by 9% (+ 4% in the first quarter 2000) to ? 58 billion. The poor stock exchange climate is reflected in

a considerable decrease in the number of securities orders, which has placed pressure on the commission income. "Just like all other banks, we are also affected by the current situation. We too are encountering decreasing commission income. It is in any case clear that we will not repeat last year?s 17% net increase in profits in the current year," said Smits.

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Jean-Marc Debricon joins Capital MarketsGroup
May 7 2001

Rabobank International announced today that Jean-Marc Debricon will join its Capital Markets Group as Director with effect from 15th May 2001. Jean-Marc joins Rabobank from the EBRD where he has worked for the past 7 years as Investment Portfolio Manager and previously as Funding Officer.

Jean-Marc will join the bank's Structured Credit Trading team, which places a strong emphasis on leveraging the bank's enviable financial status and competitive edge. Rabobank enjoys a Aaa/AAA credit rating which together with innovative trading strategies and a substantial though selective risk appetite has led to the bank establishing a leading differentiated position in the capital markets.

Rabobank?s Structured Credit Trading activity comprises 23 officers located in London, New York and Singapore working with the bank?s branches and capital markets sales network. The unit is involved in a range of businesses including FRNs, asset swaps, credit derivatives, CDOs and generic structuring.

In his new role Jean-Marc will bring his buy-side experience of structured credit to a client-oriented transactional role. He will work with a team of experienced professionals, and his arrival enhances and completes the wide range of expertise within the London arm of this strategic unit.

Jean-Marc in his previous capacity has closed some $10bn of transactions, of which a major proportion have been in the form of Credit Derivatives, and has a broad knowledge of structured investments and arbitrage transactions.

Mark Northway, Head of Structured Credit Trading at Rabobank International, comments: ?Jean-Marc has an excellent track record as a sophisticated investor in structured products. We believe the fresh perspective he will bring us will be invaluable in ensuring Rabobank International remains at the forefront of the design of structured investment products.?

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New Institutional Sales Director Equity Derivatives
April 12 2001

Rabo Securities NV, the Dutch equity arm of Rabobank International, has appointed Leonard Magro as Director of Institutional Sales. The role, based in London, will be to oversee a team who will structure and sell equity derivative products to a European client base, centred on clients in the Benelux, Germany, France and Italy. One of Leonard?s key tasks will be to further expand the sales team to enhance Rabo Securities? competitive position as a provider of equity derivative products to institutional clients in the target European countries. The strengthening of the institutional sales effort in London is mirrored by a similar growth in retail sales based in Amsterdam, targeting the Rabobank network in the Netherlands.

Prior to joining Rabo Securities, Leonard Magro spent 11 years with Bankers Trust International as a Managing Director responsible for the marketing of risk management products in the Benelux. The equity derivatives business unit in Rabo Securities operates under the name RS Equity Derivatives (? RSED?). Leonard will report to Hans Pontier, Head of RSED, and work alongside Sylvain Botbol- Head of Trading and Steve Keen- Business Manager.

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Foot & Mouth outbreak hits The Netherlands
March 28 2001

The Rabobank sympathizes with the farming community which has been hit so badly by foot and mouth disease and will do everything possible to help farmers who are suffering liquidity problems. "Now we can see that the Rabobank really is standing by its members to help them through this difficult period", says Henk van de Kerk, executive director of Rabobank Nederland.

Rabobank Nederland estimates that the outbreak of foot and mouth disease will have a far-reaching effect on the operations of many farmers. Besides the social consequences there will certainly be financial consequences. A number of farmers may find that they are facing liquidity problems as a result of the ban on transport. The costs of keeping animals have to be met, but there is no income from the sale of produce to offset those costs. Rabobank Nederland has advised the local Rabobanks to adopt a pragmatic approach in the question of funding to bridge the liquidity gap.
In view of the risk of spreading the infection, Rabobank Nederland has recommended that its own advisers, and those from the local banks, should not visit the farms. Farmers who find themselves in difficulties as a result of the foot and mouth outbreak are expressly invited to call at their local bank to discuss possible solutions.

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More information
Rabobank Nederland,
Public Relations
PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

Press releases

Robeco is acquiring US asset manager Harbor Capital Advisors, Inc.
March 21 2001

Rabobank's fully owned subsidiary Robeco is acquiring US asset manager Harbor Capital Advisors, Inc., for a sum of approximately USD 490 million. Located in Toledo, Ohio, Harbor Capital Advisors currently has a total of USD 17 billion in assets under management. The aquisition is fully in line with the strategic targets of the Rabobank Group to expand the asset management activities. Relatively low solvency requirement combined with a low risk profile and stable fee income, makes it an interesting opportunity. The transaction substantially increases Rabobank's asset management position in the United States.

The agreement
Robeco has reached agreement with Harbor Capital Advisors' current owner, Owens-Illinois, Inc., a leading producer of glass and plastic packaging, for the purchase of substantially all of the assets and liabilities of Harbor Capital Advisors and its subsidiaries in an all cash transaction. The transaction is subject to approval by various regulatory agencies and shareholders and the independent trustees of the Harbor Funds.
Harbor Capital Advisors was established in 1983 by Owens Illinois to advise an internal mutual fund for its employees' savings plan assets (known as 401(k) plans). Harbor Capital Funds were made available to the public beginning in 1987. Harbor Capital Advisors? expertise lies in selecting external top managers (subadvisers) to whom it outsources the management of its investment portfolios. The company is extremely successful in this area, judging from the top ratings enjoyed by the various funds. More than 90% of its assets under management hold the highest Morningstar ratings (4 or 5 stars).
The company offers twelve investment funds for both institutional and private clients. Distribution takes place via direct sales and intermediaries, including financial advisers. A significant percentage of the assets under management consists of institutional assets (such as 401(k) plans and pension plans). Harbor Capital Advisors currently has over 120,000 individual accounts.
Strategic background
Rabobank's subsidiary Robeco aims to become one of the top 15 European asset managers in the very near future, through organic growth, acquisitions and alliances. It thus intends to offer its wide range of investment products in both Europe and the United States. The acquisition of Harbor Capital Advisors furthers this strategy.
Harbor Capital Advisors will form an important base for Robeco's activities in the United States, the world?s largest market for asset management. Robeco already owns US asset manager, Weiss, Peck & Greer, which has offices in New York, Chicago and San Francisco, and assets under management of approximately USD 20 billion. Harbor Capital

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PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

Advisors will complement Weiss, Peck & Greer, which primarily focuses on large institutional investors and high net worth individuals.

Press releases

Paul Doust 's new position within Capital Markets
March 19 2001

Rabobank International announced today that it has appointed within its Capital Markets area Paul Doust as Head of Interest Rate Structuring and Financial Engineering in order to increase its specialist interest rate capability in providing tailor made solutions to the clients of the bank. Based in London, Paul will oversee a small team of dedicated professionals across both the interest structuring and the financial engineering desks.

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PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

Press releases

Breakthrough In Business Payment Traffic
March 2 2001

Real-time payment offers clients many advantages

Starting this month, Rabobank introduces real-time paying and receiving for business clients. The great advantage of this service is that the client will be directly notified of any payments received. He can then proceed to delivering products or providing services. The 100,000 clients using Rabo Telebankieren Extra for Windows will shortly be sent the latest version. They can then apply this innovative and effective system of payment and information supply.

The new system will be most profitable for clients preferring to have certainty about payment before serving their customers. As processing and retrieving balance information takes place in real time, the client can use his PC, laptop or telephone to instantly verify that the payment has been transferred to the appropriate account, even if this payment has been made by a Rabobank client at the very last minute.

Rabo Telebankieren Extra for Windows is a complete standard electronic banking package with a rapidly growing number of users. Rabobank is the only major bank in the Netherlands offering real-time payments to clients in both the private banking and business markets.

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PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

Press releases

Sharp Rise in Rabobank Share of Dutch Mortgage Market
February 4 2001

Rabobank increased its share of the Dutch mortgage market to 25% in December 2000. This is shown in figures published this week by the Land Registry (Kadaster) on new home mortgage registrations. This sharp rise is due not least to the promotional campaign and competitive pricing structure launched by Rabobank in October 2000.

So one in four of all Dutch people who concluded or extended a mortgage during this month did so with Rabobank. The bank has thus consolidated its position as market leader. In the new mortgages segment, Rabobank's share is actually 27.3%.

In late October 2000 Rabobank announced an action plan to raise its mortgage market share back to at least 25%. This share had dropped to 21%. The Land Registry figures show that this target has already been reached.

Since last October's announcement, Rabobank has further cut its lending rates twice. It is also retaining the additional discount for savings-based and investment-based mortgages with fixed-rate periods between one and five years, which were introduced last October. The lending rate for the five-year version of these popular mortgages is currently 5.5%.

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Verhaegen Joins Executive Board Of Rabobank Group
January 15 2001

Chairman Hans Smits announced this afternoon in Eindhoven that J.J. ('Jac') Verhaegen will join the Executive Board of the Rabobank Group on 1 February 2001. Verhaegen will join the board as a new sixth member. Approval from the Dutch Central Bank is already being sought.

Jac Verhaegen (60), presently a member of the Managing Board of the Affiliated Banks Division of Rabobank Nederland in Eindhoven, has been with the Rabobank organization for many years. He has previously held posts as head of the Directorate for Systems Development, Director of Logistics, and more recently Director of Payments Traffic.

Verhaegen's appointment can be viewed against the background of the new management model for the Affiliated Banks Division which the Executive Board intends to introduce. This model will allow the Executive Board to manage the Division more directly, the key words behind the decision being efficiency, short communication lines and effectiveness. The new set up will mean that the responsibilities of the various Executive Board members are more clear cut: Hans ten Cate will be responsible for the corporate market, John van Nuenen will concentrate on the local banks and their clients and members, Wim van den Goorbergh will oversee the financial management of the Affiliated Banks Division and Jac Verhaegen will be responsible for ensuring that the local banks get the support and assistance they need with product development and ICT.

"I am very happy that Jac Verhaegen is willing to take on this challenge, says Hans Smits, chairman of the Executive Board. "He is an experienced 'Raboman' who knows what the bank is about. I think that it is highly commendable that he is prepared to take on these new and heavy responsibilities."

From 1 February 2001 the full Executive Board of the Rabobank Group will therefore consist of the following members: Hans Smits (chairman), Wim van den Goorbergh (deputy chairman), Rik van Slingelandt, John van Nuenen, Hans ten Cate and Jac Verhaegen.

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Rabobank Issues USD 250 Million Eurobond
January 9 2001

Rabobank Nederland has issued a USD 250 million Eurobond. The issue was arranged by Deutsche Bank, RBC Dominion Securities and Rabobank International.

Issuer : Rabobank Nederland

Currency : USD 250 million

Status : senior, unsubordinated

Coupon : 5.50% annually

Issue date : 2 February 2001

Maturity : 2 February 2006

Redemption Price : 100%

Issue price : 100.42%

Denominations : USD 1,000 USD 10,000 USD 100,000

Listing : Luxembourg

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Haijo Dijkstra
(Managing Director)
Head Global Liability Management

Sylvia Ashley
(Executive Director)

Petra Spelbos
(Co-ordinator)

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2000 Was A Good Year For Rabobank Group
January 5 2001

Record number of securities orders
The Rabobank Group can look back on a good year. All the business units performed on or above budget. Rabobank's securities services attained a record level of more than 3.2 million securities orders. That is 600,000 more than in the peak stock exchange year 1998 and over a million more than in 1999. This increase is reflected in the profits of the Rabobank's securities brokerage, which are expected to show an increase of 15%. Hans Smits, chairman of the executive board of the Rabobank Group, announced these figures at his New Year's speech in Utrecht. He said the focus in 2001 would be on further strengthening market positions in the Netherlands and the continued execution of the cost-saving operations introduced in 2000.

All the business units of the Rabobank Group achieved good results in 2000. The results of the local Rabobanks increased considerably in 2000 primarily due to the growth in securities services. The impact of the 20% cost-saving operation launched in 2000 will primarily become transparent in the 2001 and subsequent annual figures. The premium income of insurance subsidiary Interpolis is forecast to be approximately 12% higher than last year's result. The assets under the management and custody of the Robeco Group also rose sharply in 2000. The current prognosis is an increase of more than 20%.

2000 was also the year of the virtual Rabobank, including the introduction of Rabo InternetSparen. Since the launch of this service in October, more than 70,000 savings accounts have been opened via Internet. This amount is currently increasing by 10,000 accounts every week.

Hans Smits emphasized the importance of a healthy financial development of the business units. "The foundation for our further ambitions in Europe is a strong position in the national and international markets in which we currently operate."

The Rabobank Group consists of: Rabobank, Rabobank International, Robeco Group, Interpolis, De Lage Landen, Gilde Investment, Schretlen & Co and Effectenbank Stroeve.

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"Dutch Government's Budget Policy Not Sufficiently Stringent"
December 12 2000

"The Netherlands' budget policy is too lax. In accordance with agreements set forth in the EMU's Stability and Growth Pact, the public budget surplus should be higher given the current favourable state of the business cycle. If adjustments were made for the contributions to the General Pensions savings fund, which obscure a clear view of the Dutch budget, the current surplus would vanish into thin air." These remarks were made by Dr. Wim van den Goorbergh, deputy chairman of the Executive Board of Rabobank Nederland, at the presentation of "Forecast 2001", the Rabobank's annual forecast of economic developments.

Van den Goorbergh believes there is a chance that the Dutch economy will overheat. "The drop in the unemployment figures will stagnate in 2001. We are now getting down to the hard core of unemployment. Due to these tight labour market conditions, inflation could carry over into increased wages, risking a wage/price spiral. It consequently remains crucial that more capital goods are deployed in the production process." According to Van den Goorbergh, inflation in the Netherlands will peak in early 2001 at 4.5% or more, in part due to the increase in the general VAT rate. Rabobank?s top executive foresees that the average inflation rate will be close to 4% next year.

Economic growth in the U.S. will decelerate from 5% to 3.75%. Within the EMU countries economic growth is expected to decrease from 3.5% to 3%. Domestic expenditure will have to make up for weaker export demand. Van den Goorbergh states that the underlying development in the EMU countries is "healthy" and "the policy is headed in the right direction."

European inflation will gradually decrease in 2001, owing in part to a more stable development of the price of oil. Van den Goorbergh consequently expects that the European Central Bank will once again reduce the short-term interest rate by 0.5%. The long-term interest rate as measured by 10 years Dutch government bonds is expected to fall to 4.75%, with 10 years swap rates declining slightly to 5.5%. A great deal, however, will depend upon the pace of the deceleration in growth forecast and the development of the oil price. Van den Goorbergh foresees major risks should a situation arise in which there is a sharp growth deceleration paired with high oil prices: "In that case the ECB would be forced to tighten her monetary policy, which would further weaken the economy. In this case even an inverse interest structure could be among the possibilities, although we do not consider this to be likely."

In Van den Goorbergh's view, the euro is still undervalued vis-à-vis the dollar. He nonetheless believes that the new single currency has already more than proved its value: "The

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advantages of complete calm on the European capital markets and the impossibility of currency tensions within the EMU zone in this period of the strong dollar are clear." Van den Goorbergh expects that many of the negative feelings relating to the euro will disappear with the arrival of the physical euro in 2002.

In its Outlook the Rabobank furthermore argues for supplementary convergence criteria for new EU member states wishing to introduce the euro. Van den Goorbergh: "The criteria of Maastricht were never intended for these so-called emerging markets. Supplementary requirements for new would-be entrants are necessary in order to ensure the long-term financial stability of the EMU."

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Rabobank World's Safest Privately Owned Bank
November 22 2000

According to Global Finance magazine

The Rabobank is the most solid privately owned bank in the world. This was revealed in the November issue of the authoritative magazine Global Finance. The magazine has published a list of the world's 300 largest (measured according to balance sheet total) and most creditworthy banks (based on the ratings of Standard & Poor's, Moody's and Fitch IBCA). Global Finance publishes this ranking each year under the title World's Safest Banks.

The Rabobank is among a group of four banks that have all received a triple-A rating from each of the above international rating agencies. The Rabobank is joined by three German federal state banks - Bayerische Landesbank, Landesbank Baden-Württemberg and Landesbank Hessen-Thüringen. These banks, however, fall under the control of the related German federal states and consequently profit indirectly from the triple-A status of the German federal government. The Rabobank is the only bank on the list that is not subject to government intervention. When the four banks are rated exclusively on the basis of size, the Rabobank, with a balance sheet total of US$ 281.22 billion, comes in only slightly behind the Bayerische Landesbank (balance sheet total US$ 281.23 billion).

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No Merger in Corporate and Investment Banking
November 6 2000

Rabobank Group and DG Bank continue to work on European alliance strategy

The Rabobank Group and DG Bank have decided not to pursue the phased integration of their corporate and investment banking activities. The complexity involved takes too much management time at the expense of customer servicing. Both partners remain fully committed to their joint European strategy, designed to strengthen each others' positions in their respective home markets through strategic alliances and joint-ventures. The first steps within this framework comprise intensive co-operation between both partners' securities arms for the benefit of issuers and investors and the extension of mutual cross border services to the customers of the local co-operative banks. The co-operation in securities business will be realised by building a joint platform which can benefit of the strong retail distribution power in both home countries. This will be effectuated through a 50 percent stake of DG Bank in Rabo Securities, the professional equity arm of the Rabobank Group.

The co-operation between both partners will continue despite not pursuing the merger in corporate and investment banking. The existing joint activities of Rabobank International and DG Bank for customers will go on and will, where possible, be intensified. This co-operation is also visible in office sharing ("one roof two doors concept") in the Far East and Latin America. Also the existing co-operation between the Rabobank Group and DG Bank in the field of retail banking, amongst others, in the area of payment services will be built further.

Hans Smits, chairman of the Executive Board of the Rabobank Group, regrets that the joint venture with DG Bank in corporate and investment banking did not work out. Says Hans Smits: "It is better to stop now and to go full ahead with the disentanglement of Rabobank International from Rabobank Nederland. Rabobank International's performance is back on track and we are confident that it will stay on track. We will go ahead with the strict implementation of its focus strategy - servicing large Dutch corporates, international food & agribusiness and the media & telcom industry - and with further right sizing our international business. This is also in the interests of our local Rabobanks and their clients, which in the end is our main priority".

Hans Smits remains optimistic about the creation of a European co-operative financial network, which is gaining increasing interest. Last June the Italian Credito Cooperativo joined the alliance of the Rabobank Group and DG Bank. As a result, mutual funds of Robeco, the asset manager of the Rabobank Group, are sold by the local Italian co-operative banks. The Portuguese co-operative banking organisation

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Crédito Agrícola Mútuo has expressed interest in joining the alliance. RZB Austria, the central bank of the Austrian co-operative banks, has also expressed interest and . Rabobank International is engaged in talks with RZB on possible co-operation in Central and Eastern Europe. Integration of its offices in Warsaw, Budapest and Moscow with those of RZB is one possibility.

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Rabobank Receives Award From British Magazine The Banker
September 6 2000

"Bank of the year in the Netherlands"
The Rabobank has received the "Bank of the Year in the Netherlands Award" from the prestigious magazine The Banker. This was announced yesterday evening at a gala dinner hosted by The Banker at London's Dorchester Hotel attended by 300 international bankers.

The Banker presented this award to Rabobank partly in recognition of its pioneering role in providing financial services via the Internet. Rabobank's European strategy was also commended by The Banker. With a number of European partners, Rabobank aims to establish a pan-European financial group, bringing together co-operative financial service providers with a strong position in their home market. The first steps towards this goal have been taken together with the German DG Bank and the Italian Credito Cooperativo.

Hans Smits, chairman of the Executive Board of Rabobank Nederland: "It is always pleasing to receive awards and other forms of appreciation, but in the end what matters to us is the appreciation of our members and clients. That is something we have to earn again and again, each and every day."

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Rabobank Group Expects Rise in Net Profit of More Than 15% for 2000 as a Whole
September 1 2000

- Continued growth across the board
- All-time high in investment transactions
- Direct channels continue to grow in importance
- 40,000 new Rabobank members
- Rabobank International performing well
- Net profit up 19%
- Outlook for 2000 as a whole: a rise in net profit of more than 15%

Movements in financial services

[illegible]	change	volume
Lending	up 6%	EUR 181 billion
Funds entrusted	up 13%	EUR 144 billion
[illegible]		
Assets managed	up 11%	EUR 128 billion
Number of securities and	up 62%	1.7 million
Number of investors	up 13%	543,000
[illegible]		
Premium income	up 22%	EUR 1,724 million
- Non-life	up 10%	EUR 518 million
- Life	up 28%	EUR 1,205 million

In the first half of 2000 clients were making more use - across the board - of the financial services of Rabobank Group. Key features of the first six months included the substantial increase in services provided via direct channels and the all-time high of 1.7 million investment orders received via the local Rabobanks. Rabobank International, too, turned in a far better performance. The high level of activities led to a rise in net profit by 19% to EUR 659 million.

Continued growth in banking services
Rabobank's total loans portfolio increased by 6% to EUR 181 billion in the first half of 2000. There was a rise in loans to both private individuals and corporate clients. Mortgage loans to private individuals increased slightly as a result of moderate price rises on the housing market. The increase in loans to corporate clients was attributable to trade and industry and the services sector. There was virtually no change in loans granted to the agricultural sector.

Funds entrusted were up 13% to EUR 144 billion compared with December 31, 1999. The rise was achieved in transactions with professional parties and corporate deposits. At EUR 54 billion, savings remained unchanged compared with December 31, 1999. On balance, clients preferred investments to savings in the first half of 2000.

All-time high in investment orders
An all-time high of 1.7 million securities and options orders

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were processed for clients of the local Rabobanks in the first half of 2000, 62% more than in the same period last year, and as much as 22% up on the previous record high in the first half of 1998. The rise is partly the result of an increase in the numbers of investors to 543,000, 13% more than at the end of December 1999. Clients increasingly used direct channels for their investments.

Growth in assets managed

The volume of assets managed by Rabobank Group continued to grow significantly in the first half of 2000, reaching EUR 126 (113) billion at June 30, 2000, a rise of 11% compared with December 31, 1999. Some 75% of this is managed by Robeco Group. The growth is attributable to price gains and the balance of incoming and outgoing assets. This figure includes the assets managed by Effectenbank Stroeve (EUR 1.5 billion), a bank taken over in June 2000.

Insurance operations up 22%

Premium income at Interpolis was up 22% to EUR 1,724 million compared with the first half of 1999. Both non-life and life operations contributed to this rise with increases of 10% and 28% respectively. The All-in-One Policy was very well received. Some 925,000 clients have already opted for this flexible policy package, which is marketed at premium discounts which increase according to the number of items insured. The comparable Business Compact Policy is in use at 74,000 corporate clients.

Employment benefits

Rabobank Group devoted a great deal of effort in the first half of 2000 to further improving employment benefits, a service coordinated by Interpolis and provided to both employers and employees. With this range of services, the group wishes to respond to the rapid growth in demand for customised employee benefits as a supplement to existing employment conditions. In addition to insurance facilities, the services include staff training, working conditions and occupational safety, reintegration, medical examinations and employment agency services. The further improvement of these services to corporate clients has been facilitated by the acquisition of Commit Arbo, one of the largest health and safety services in the Netherlands with a staff of more than 600, who together cater for some 40,000 enterprises. The combination of services by Interpolis and Relan (health and safety, absenteeism insurance and pension fund administration) fits in well with this strategy.

Member value programme

In May 2000, the local Rabobanks launched a member recruitment campaign to increase membership involvement and a start was made on the introduction of special member value programmes. In June 2000, as part of this project, the bank introduced the Rabobank Member Certificate, which offers clients an opportunity to invest in the capital of Rabobank Group with an attractive return and limited risk. These certificates were well-received and more than 40,000 members and 11,000 employees subscribed to the plan. Rabobank Member Certificates were issued to a total of EUR 1 billion. Partly as a result of the certificates issued, the number of local Rabobank members increased by 40,000 to 550,000. The ties between the Rabobanks and their members will be strengthened further by intensifying the implementation

of member value programmes.

Movements in financial results		
Total income	up 16%	EUR 3,740 million
Operating expenses	up 16%	EUR 2,621 million
Income/operating expenses ratio		1.43
Net profit	up 19%	EUR 659 million
Total assets	up 16%	EUR 326 billion
BIS ratio		11.1
Tier I ratio		10.7

Total income up 16%
The increase in the level of activities in the first half of 2000 led to a rise in income by 16% to EUR 3,740 million. Interest income rose by 13% to EUR 2,351 million. The 62% increase in the number of investment orders led to a 52% rise in commission income from securities. This relatively lower rise in commission income from securities is partly due to the growing use made of direct channels for investments, as commission on transactions via the Rabo Order Line and the Internet is lower. Total commission income was up 34% to EUR 734 million.

Operating expenses up 16%
Operating expenses rose by EUR 352 million to EUR 2,621 million, a rise of 16% compared with the same period last year. The figure for the first half of the year includes a number of extraordinary expense items representing accruals for the legal spin-off of Rabobank International and for an expansion of services via direct channels.

Income/operating expenses ratio
The income/operating expenses ratio was 1.43 in the first half of the year, a slight improvement on the 1.41 figure for the whole of 1999. Although the introduction of the performance improvement programmes is beginning to bear fruit in certain areas, there is still a great need for further efficiency improvement in order to get closer to the targeted income/operating expenses ratio of 1.60. Further improvement can be achieved by slowing down cost increases and increasing the number of products sold per client.

Net profit up 19%
Rabobank Group reported net profit of EUR 659 (552) million for the first half of 2000, a 19% rise compared with the same period last year. The net profit achieved in the first half of the year was sufficient to keep the solvency ratios stable. The issue of Rabobank Member Certificates in June even led to some improvement. The Tier I ratio and the BIS ratio rose to 10.7 (10.0) and 11.1 (10.5) respectively. Rabobank Group's total assets rose by EUR 45 billion to EUR 326 billion.

Hans Smits: "We will demonstrate even more entrepreneurship than before."
While Hans Smits, chairman of the Executive Board, is satisfied with the results for the first half of the year, he is still not happy about the way they were achieved. "The 19% rise in net profit for the first half of 2000 looks good. And the developments at Rabobank International and Rabo Securities, the professional investment bank, are likewise very gratifying. On the other hand however, part of our income is becoming slightly more fluctuating in nature. In addition, costs -

especially in our local banking business - are still too high. Our mission, therefore, continues to be: a further improvement in efficiency and an increase in the number of services per client by responding even better to their wishes and needs. We will demonstrate even more entrepreneurship than before in a number of fields in the next few years."

Outlook

Rabobank Group expects slightly flatter growth in lending in the second half of the year. Lending to private individuals in particular will grow less strongly, given the seemingly less rapid price rises in the housing market.
The level of investments and asset management activities recorded an all-time high in the past six months. This level is expected to fall in the second half of the year. Growth in premium income in the insurance sector for 2000 as a whole is expected to be lower than in the first six months of the year.

Rabobank offers its clients financial services, both via the local Rabobanks and via the direct channels. The shift towards direct channels is expected to continue, owing partly to the increasing range of products offered via the Internet (www.rabobank.nl).
Based on the half-year results and future developments, Rabobank Group expects a rise in net profit of more than 15% for 2000 as a whole.

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Half-yearly Figures 2000

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Rabobank Group Publishes Code Of Conduct Regarding Genetic Modification
August 25 2000

Socially responsible development of genetic modification technology
Rabobank Group has developed its own code of conduct for issues relating to genetic modification. This code of conduct provides guidance on a global basis for funding decisions by the Rabobank Group in the field of genetic modification. By publishing this code of conduct, Rabobank Group wants to set out clearly its stance on genetic modification for all interested parties.

"Genetic modification is gradually entering into our daily life, and society is right to be concerned about its benefits and its risks", says Hans Smits, chairman of the Executive Board of Rabobank Nederland. "Owing to our position as a financier of the agricultural sector in the Netherlands and as a leading international food and agribusiness bank, we are increasingly faced with issues relating to genetic modification technology. Therefore, it is only natural for Rabobank Group to adopt a clear stance on this sensitive issue."

The code of conduct, which was developed in consultation with outside experts, is underpinned by the following premises. Rabobank does not want to be involved as a provider of funds in the genetic modification of human life. The bank will, in principle, not finance genetic modification of animals either, unless the risks are acceptable from a scientific point of view and there is broad support for it in society. Rabobank's approach to genetic modification of plants is based on the principle "yes, provided". This means that the bank will provide funds if society's interest warrants it and scientists consider the risks acceptable.

In financing activities in the field of genetic modification, Rabobank will give special consideration to preserving the safety of nature and the environment, and human and animal health. In addition, freedom of choice is an important issue for Rabobank. Consumers must have a choice as to whether they do or do not wish to consume genetically modified food. Likewise, producers, especially in the primary sector, need to be able to choose whether or not they wish to use genetically modified material. Rabobank also attaches great importance to proper communication between the producers of genetically modified products and the customers for these products, particularly the consumers. In Rabobank's view, genetic modification should not be used if better alternatives are available.

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Code of Conduct regarding Genetic Modification

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Notes to the draft code of conduct regarding genet

download here (12 Kb pdf file)

Questions & Answers for interested parties

download here (20 Kb pdf file)

Press releases

Van Slingelandt to head DG-RI Merger
July 19 2000

DG and RI expect first integration in third quarter

D.J.M.G. (Rik) van Slingelandt is to head the integration of RI and DG Bank's international activities. A member of the executive board of Rabobank Nederland since 1996, and a former chairman of RI's managing board for seven years, Van Slingelandt takes over from A.G.N.M. (Ton) Toebosch.

Ton Toebosch, who will chair the managing board of RI untill 1 August, has indicated his decision to withdraw from this position and to leave the bank following a difference in insight on policy. His objections relate to decisions made on the creation of a group treasury for the Rabobank Group and the time frame to realize this. The executive board regrets his decision.

The integration of the international activities of DG Bank and RI are expected to progress more rapidly than estimated a short time ago. In early July this year, both parties decided on a phased formation of DGRI, the projected corporate and investment banking joint venture, At that time, they announced the acquisition by DG Bank of a 50% stake in Rabo Securities and the integration of both international networks. Last week, both partners decided that contracts to effect the first two steps towards a full integration of DGRI will be signed in the third quarter of 2000.

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Issue of Rabobank Member Certificates Generates EUR 1 Billion
June 23 2000

Local Rabobanks' members subscribe massively

During the subscription period, which commenced on 5 June and ended today, subscribers to Rabobank Member Certificates showed massive interest. The issue was successfully set at EUR 1 billion, significantly more than the original minimum target of EUR 400 million. The placement includes 40 million certificates at a price of EUR 25 per certificate. The dividend for the coming three months' period will be officially announced on Wednesday, 28 June, together with further details concerning the allocation of the certificates to the subscribers.

Rabobank Member Certificates are an investment which generate a higher yield than savings or bonds. Investors will receive a variable quarterly dividend that is equal to the average effective yield on 10-year Dutch government bonds during the previous three months period, plus a 1% premium. The dividend will be paid at the end of each quarter.

Rabobank Member Certificates form part of a special member reward program that the bank is currently developing to attract more members, and the certificates have been specifically designed for members. Staff members of the Rabobank Group were also given the opportunity to subscribe. Rabobank's goal in issuing the certificates is to foster closer links with members and staff. At the same time, issuing the Rabobank Member Certificates strengthen the Rabobank Group?s tier-1 capital.

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Rabobank Completes Innovative Securitisation
June 22 2000

Rabobank International recently completed a EUR 2.5 billion securitisation of a portion of its loan portfolio involving the sale of EUR 212.5 million of asset backed notes for a special purpose vehicle, Sundial Finance Limited. This highly successful transaction is the third of a series from Rabobank totalling EUR 15 billion to securitise its corporate loan portfolio and uses the latest in derivative Collateralised Loan Obligation (CLO) structures. The CLO includes features for investors unique to the market, the most important of which are a fixed recovery rate on all loans and a renewable 'loss threshold'. The sale was structured and placed, on a global basis, solely by Rabobank International without the assistance of a global investment bank, a first in the European Bank CLO market.

The structure of the transaction allows Rabobank International to remain the owner of the loans with 10% of the loan portfolio's credit risk transferred to Sundial Finance Limited through a credit default swap with the remaining risk transferred to a third party by means of a second credit default swap. The fixed recovery rate provides certainty by establishing at the outset the investor?s liability in the event of a default. The renewable loss threshold is a means whereby Rabobank would absorb any initial losses. The loss threshold will be added to annually over the period of the transaction, to the extent that losses occur, providing additional credit support to investors.

The CLO provides investors with the opportunity to invest in a diverse pool of loans to predominantly unrated mid-sized European corporates, all of which have been originated under Rabobank's strict credit process.

Many of the other deals done to date have involved credit exposure to the large international syndicated loan market, which has raised concerns with investors over growing concentration of this type of credit risk following participation in a number of deals. Sundial offers investors a rare chance to gain exposure to a different type of lending portfolio originated by a AAA rated bank.

Background on Rabobank International

The CLO was arranged, underwritten and placed by Rabobank International, the corporate and investment banking arm of the Rabobank Group, the leading Dutch financial institution with assets of EUR 281 billion, which is the only private sector bank in the world to be triple A rated by all the major credit rating agencies.

Rabobank International focuses on providing selected industry expertise and strong local knowledge to corporates and financial institutions, through a network of 109 offices operating in more than 31 countries worldwide. The Bank is recognised, in particular, for its expertise in the food and agribusiness (F&A) sector, reflecting its roots as one of Europe's most established co-operative organisations.

Rabobank International offers its clients the full range of corporate and investment

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banking services embracing global capital markets and treasury, international M&A, structured finance, trade finance and securitisation. In addition, the Rabobank Group encompasses a complete range of 'allfinanz' services including retail banking, insurance, leasing, factoring, private banking, asset management and venture capital.

To realise its long-term strategy of establishing a pan-European co-operative financial Group, Rabobank has formed a strategic alliance with Germany's DG Bank and Italy's Credito Cooperativo. The initiative encompasses a phased merger of Rabobank International and DG Bank's corporate and investment banking activities and co-operation in the field of asset management between Credito Cooperativo and Robeco, the asset management arm of Rabobank.

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Appointment
June 20 2000

With immediate effect, Mr. Hans Pontier has been appointed Managing Director Equity Derivatives of Rabo Securities NV, the wholesale equity business arm of Rabobank International.

The management team of Rabo Securities consists of chairman Mr. Willem Beelaerts van Emmichhoven and Ms. Dominique Bech (both statutory director), as well as Mr. Bert van den Broek, Managing Director Research, Mr. Joof Verhees, Managing Director Trading and Mr. Ronald van Hees, Managing Director Operations.

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Rabobank, DG Bank and Credito Cooperativo Sign Letter Of Intent
June 19 2000

Important new step on the way towards European cooperative financial group

After the memorandum of understanding signed last December, DG BANK, Rabobank and the Italian Credito Cooperativo - represented by Iccrea Holding and Federcasse - have signed a Letter of Intent yesterday in Berlin containing the terms of partnership between the three organizations to establish a European cooperative financial group.

The Letter of Intent was signed by the chairmen of the organizations, Bernd Thiemann on behalf of DG BANK, Hans Smits on behalf of Rabobank and Alessandro Azzi, chairman of Federcasse, and Severino Sangiorgi, chairman of Iccrea Holding, for Credito Cooperativo.

According to the trilateral agreement, the strategic lines of further actions will be defined through specific letters of intent on serving and consulting local cooperative banks, asset management and leasing. The partnership is based on the principle of a multi-domestic approach where each participating group will continue to serve in its home market its own domestic clients and, in addition, to serve clients of the other participating financial groups. In those business areas where quality and cost effectiveness require significant scale, the product and service support normally provided by the respective national cooperative financial groups to local member banks and their customers will be provided by specific transnational joint ventures.

Iccrea Holding and DG BANK intend the signing of a service agreement by November 2000 and the development of a concept for a joint venture in serving and consulting the local cooperative banks by June 2001. This service will also be open to other European cooperative partners. DG BANK will support Iccrea Holding in the development of various financial product groups.

Robeco Group, Rabobank's asset management arm, will support Credito Cooperativo in the area of asset management, in part by offering Robeco investment products.

Fact sheet:
Credito Cooperativo is composed by 530 Banche di Credito Cooperativo and Casse Rurali operating in more than 4.000 places, with 2.840 outlets and deposits of 54 billion Euro and 38 billion loans, 600.000 members and 4 million clients. The market share is over 7% of the domestic market.

DG BANK is the central financial institution of the German cooperative organisation and acts as central bank for the

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German Volksbanken and Raiffeisenbanken. The cooperative system comprises 2.034 local banks with more than 17.000 outlets and almost 15 million members. Clients are up to 30 million. Deposits go up to 400 billion Euro while loans go upt to 315 billion Euro. The market share is at 20% of the domestic market.

The **Rabobank Group** is made up of 424 independent local co-operative Rabobanks in the Netherlands, their umbrella co-operative Rabobank Nederland and specialised businesses engaged in asset management, insurance, private banking, equity participations and international corporate and investment banking. Rabobank Nederland advises the local Rabobanks and assists them with their services. At the same time, it acts as the holding company of the Rabobank Group's specialised businesses and as the Group's bankers' bank. The Rabobank Group has more than 7 million clients in the Netherlands and domestic market shares which vary between 20 and 40% (in the agricultural sector even 87%). Group deposits go up to some 130 billion Euro, while total loans go up to more than 170 billion Euro.

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Rabobank Breaks Investment Records
June 8 2000

18% rise in the number of investing clients in one year

Rabobank reached an all-time high in investments in the first three months of 2000. The number of securities and options orders placed with the bank almost doubled compared with the first three months of the previous year, exceeding the 1 million mark as early as March 2000. For 1999 as a whole, Rabobank effected 2.2 million transactions for its clients. The number of investing clients also grew steadily from 444,000 at the end of March 1999 to 525,000 at the end of March 2000, a rise of 18%. Hans Smits, chairman of the Executive Board of Rabobank Nederland, today announced these striking growth figures at the bank's annual General Assembly in Utrecht.

All order channels, both via investment advisers at the local banks and the Rabobank Order Line and the Internet, showed a marked increase in securities and options orders. The number of transactions effected by clients themselves via the Rabobank site (www.rabobank.nl) in particular rose sharply, reaching figures four times as high as in the first months of 1999. The orders received via the Internet currently account for almost 17% of all securities and options orders.

Smits observed that the demand of clients in the first quarter of this year was great not only in the field of investments; clients continued to rely on the Rabobank Group in all fields of financial services. Of the banking activities, lending in particular again grew strongly. The balance of total loans outstanding was up 14% in the first quarter of 2000 compared with the corresponding period in the previous year. The growth has been levelling off slightly, however, a trend which may continue during the rest of the year. The reason being that the housing market - and with it the mortgage loan market - has become more stable. Many clients set their funds aside for investments which dampened the growth in savings accounts. Smits anticipates an increase in lending of some 10% for the whole of 2000. Funds entrusted are expected to grow by 6%. Developments in insurance activities have been good according to Smits. In the life insurance business in particular, Interpolis - the bank's insurance subsidiary - recorded further growth in premium income.

'Efficiency and effectiveness continue to be priorities'
Smits indicated that income had been developing favourably, but that expenses were still increasing excessively and above the bank's target levels, especially at the local Rabobanks. 'It is by no means certain whether the high growth rate can be maintained for the rest of year, especially in the field of investments. We should, therefore, not let ourselves be blinded by the high level of activities and the good results; we should also be able to cope with less favourable economic times and consistently continue to pursue the course of cost control. Our aim for greater efficiency and effectiveness

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continues to be one of the strategic priorities in 2000.'

Smits highlighted four strategic priorities for 2000 in addition to efficiency and effectiveness: the activities in the field of employment benefits, growth in e-commerce, further innovation in cooperative banking and the European strategy. With regard to employment benefits, according to Smits, Interpolis - the bank's insurance subsidiary - is on the way to becoming what is known as a Work&Wellbeing organisation. 'Our clients, both private individuals and small and medium-sized businesses, are in need of structured and coordinated services in this area. To this end, Interpolis will develop into a provider of a wide range of integrated solutions, for example in the fields of working conditions and occupational safety, absenteeism control and re-entering the labour market', says Smits.

'Staying ahead of the field on the Internet'
Smits is convinced that the further development of e-commerce will continue to be an important issue: 'Since banking is a matter of trust, clients will always be in need of a service provider with a clear and prominent identity. That is where Rabobank as a cooperative bank will be able to score. We should use our Internet services as a necessary supplement to the physical bank office. That is why we wish to maintain our leading position on the Internet. This requires continuous innovation and creative thinking, involving a proper combination of technology and personal services.'

'Proper attention for member certificates'
According to Smits, the further innovation with regard to the cooperative banking concept could well be the main priority. The recruitment of new members and the issuance of member certificates by Rabobank form the first great challenge. In his view, the Rabobank Member Certificates, whose offer closes on 23 June 2000, are attracting a great deal of attention. The membership programs to be drawn up by the local Rabobanks should according to Smits make membership even more attractive. 'We should realise that for a client the quality of the service comes first. Therefore, Rabobank will primarily be judged on the added value it provides as a financial institution. We should never disregard the client's well-understood self-interest and the ties with our members should also be strengthened with that in mind.'

With regard to the European strategy, Smits announced that Rabobank will be reaping the first synergy benefits of its alliance with DG BANK this very year. The proposed joint venture in the field of corporate and investment banking will be formed in stages. This year, both banks will start cooperating very closely with regard to the investment banking activities and in the international office network. This cooperation is a first step towards a full merger of the banks' international corporate and investment banking activities. The ultimate goal is to create one large European group of cooperative financial service providers, each with a strong customer base in their home markets.

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Rabobank and DG Bank Start Phased Merger of Corporate and Investment Banking
June 8 2000

First steps to be taken before the end of 2000

DG BANK and Rabobank announce today further details of the merger of their international corporate and investment banking activities as the first step towards the creation of a pan-European alliance of co-operative banks. With the goals of immediately increasing customer value and quickly realising operational synergies, the two banks have decided to focus first on combining forces in the growing European equity markets and international corporate banking.

Before the end of this year, DG BANK will acquire 50% of the shares of Rabo Securities NV, the Dutch equity house of Rabobank International. Rabo Securities' day to day management will remain unchanged.

The new entity will be called DG-Rabo Securities NV. By combining the prime position of DG BANK in the Neuer Market and the strong position of Rabobank in the Amsterdam market, a major player on the European exchanges will be created. Moreover, by joining forces, distribution synergies will be created and expanded opportunities for clients in the home markets, issuers and investors will be provided. The equity business will operate under the patronage of DG BANK.

Within the same timeframe, DG BANK and Rabobank International will merge their international networks. The combined network under the lead of Rabobank International will deliver immediate cost synergies to both organisations as well as provide German corporate customers with expanded products, services and global reach, through the German desks to be established at the Rabobank International offices. The new network will operate in more than 30 countries. As a consequence of combining networks, DG BANK's Amsterdam office and Rabobank International's Frankfurt office will be closed. Certain businesses will continue to be served by DG BANK out of Frankfurt where customers' needs require. At this stage, DG BANK will maintain the investment banking units in London, New York and Tokyo. They will become part of DGRI when it is up and running.

Rabobank and DG BANK have decided, as well, to separate Rabobank International from Rabobank Nederland. DG BANK will separate its investment banking and corporate banking activities prior to completion of the joint venture. This provides clarity and continuity for planning a stable environment for the on-going businesses and a sound platform on which to merge businesses as the synergies can be aligned. Completion of this process and the launch of DGRI as a fully operational bank is expected in the course of 2002. A joint committee for IT and Operations will be established to ensure that any future investments in

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information and operation systems of DG BANK and Rabobank will enable the planned integration process.

According to Hans Smits, Chairman of the Executive Board of Rabobank Group: "I am fully confident that the decisions taken will prove to be an effective way to reach our goal of joining forces in corporate and investment banking as an important first step towards establishing an European co-operative financial group. The fact that this way forward has full commitment within the organisation gives me confidence that we will reach our ambitious goals within the planned timeframes".

Bernd Thiemann, Chairman of the Executive Board of DG BANK states: "We redefined our model in terms of pragmatic steps towards the future. This will create early wins and clarifies our route."

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Rabobank Introduces Member Certificates With Variable Dividend
May 25 2000

Dividend yield: 1% over effective yield on 10-year Dutch State Loans

The subscription period for Rabobank Member Certificates opens on 5 June. The Member Certificates are a new investment product offering members of local Rabobanks a low-risk opportunity to earn an attractive yield by investing in the Rabobank Group's capital. The issue size is expected to be at least EUR 400 million, and the certificates will be issued at a launch price of EUR 25 each.
Rabobank Member Certificates are an investment product offering a higher yield than savings products and bonds. Investors will receive a variable quarterly dividend that is equal to the average effective yield on 10-year Dutch government bonds during the previous three months period*, plus a 1% premium. The dividend will be paid at the end of each quarter.

Rabobank Member Certificates form part of a special member reward programm that the bank is currently developing, as Hans Smits, Chairman of the Executive Board, explains: "They are an attractive instrument that we have designed especially for the members of the 400 local banks that make up the Rabobank organization, as well as for our staff. The idea is that this will be just one of the many benefits of membership. Our aim is to foster closer links, both with our members and our staff."

A Rabobank Member Certificate is a certificate evidencing ownership of a share in a Rabobank investment company. The company invests 90% of its capital in the form of a risk-bearing subordinated loan granted to Rabobank Nederland, whilst the remaining 10% is invested in loans to first-class borrowers, such as the State of the Netherlands.

Attractive yield coupled with low risk
The risk management system used by Rabobank classifies the Member Certificates under risk-return profile 2*. In other words, they form a highly defensive investment, with investors running a low level of interest rate risk. If there is a rise in interest rates, and hence in the yield on 10-year Dutch government bonds, holders of Member Certificates will receive a higher dividend in the next quarter. If interest rates fall, causing the yield on government bonds to decrease, the dividend paid will be lower. The investment company has built in a special financial feature to restrict the risk associated with falling interest rates. Because of this the dividend yield is expected to be a minimum of 5% per annum up to 2031. If the Rabobank Group fails to post a profit, or if the Group's profit is not sufficiently high, there will be a decline in the income earned by the investment company on its investment, resulting in either a lower level of dividend or no dividend at

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all for certificate holders. Given the Group's track record in terms of profitability, coupled with its high credit rating, this risk is limited.

Rabobank Member Certificates are not quoted on the stock exchange. Rabobank will maintain an internal market that will enable trading in the certificates on a monthly basis. The subscription period opens on 5 June and closes on 23 June 2000. Receipts are expected to be allotted on 28 June, with payment planned for 30 June. The issue of Member Certificates will provide the Rabobank Group with extra funds that it can use for further expanding its services.

* Rabobank divides its investment products into 7 distinct risk-return profiles. The risk-return profile attached to a particular vehicle gives investors an idea of the yield which the investment should earn, as well as the associated level of risk. The establishment of a risk-return profile for a particular customer is a matter that is decided in mutual consultation between the customer and the bank, with the outcome providing the basis for the formation of the customer's investment portfolio.

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Joint Declaration of DG Bank and Rabobank Nederland
May 12 2000

Following an article in the Dutch newspaper The Financieele Dagblad under the heading "Rabo puts cooperation with DG Bank on hold" about our talks concerning the forming of one single European group of co-operative financial service providers and of the forming of a first joint venture in the field of corporate and investment banking, Rabobank Nederland and DG Bank make the following announcement.

- Both the management of DG Bank and Rabobank Nederland fully endorse the strivings of forming such a European financial group.
- Both parties are convinced that their alliance is the right step on the way to achieving this goal.
- Both parties endorse the desirability of forming a joint venture in corporate and investment banking.

October 1999 it was the intention to realise this joint venture by means of a full merger of both our corporate and investment banking activities in the course of the year 2000. However, our joint talks and studies in the months behind us have shown that a transition in one go is of such a complexity that we will have to look into opportunities to reduce this. A model to do this is a phased approach. In doing so we will be able to create quick wins in synergy and to satisfy our customers. Our efforts remain focused on taking meaningful steps within this year. Meanwhile we will continue our investigative talks with other co-operative parties which have shown interest in our multi domestic strategy.

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Rabo Securities Opens Subscription to DSB GROEP Shares
May 11 2000

Subscription to shares DSB Groep starts on Monday 15 May Rabo Securities announces that the subscription to shares of DSB Groep N.V. will be open for private and institutional investors on Monday, 15 May. The prospectus is available from today and can be requested from Rabo Securities. For subscription to the shares the 'bookbuilding' system will be used for the subscription and the books are expected to close on 25 May 2000 at 3 p.m. CET. Theintroduction price range of the shares will be ? 17.75 - ? 22.25. Private investors may only subscribe on a bestat strike-price basis. The definitive price will be determined after closure of the subscription period and is expected to be announced on 26 May 2000. The first day of trading in the shares is also expected to be on 26 May 2000. Payment and delivery of the shares is expected on 31 May 2000. Rabo Securities will act as global co-ordinator. In addition, and Merrill Lynch International is joint lead manager and joint bookrunner of the initial public offering (IPO).

DSB Groep N.V. is offering 7,500,000 new common shares. In addition, the incorporator founder and majority shareholder of DSB Groep, Dirk Scheringa, will offer an additional 5,543,478 common shares for sale, through his personal holding company. Rabo Securities and Merrill Lynch International have been granted an option to require the selling shareholder to sellpurchase up to 1,956,5222 additional ordinary shares (greenshoe) by the majority shareholder. This option may be exercised until up to 30 days after the payment date.

An application has been made for listing of the existing and newly issued shares in DSB Groep N.V. on the Official Market of the Amsterdam Exchanges N.V. After the offering IPO, Mr Scheringa, through his personal holding company, will still hold at least 67% of the company's shares in the company.

Profile DSB Groep DSB Groep is a multimedia specialist in revolving credits and mortgages in Tthe Netherlands. The group focuses on consumers, profiling itself as a strongly market-driven player with flexible and attractive life insurance, savings and investments products. DSB Groep's activities originated in the company Buro Frisia, set up by Dirk Scheringa in 1975. The current activities involve both mediation for external parties, as well as the development and maintenance of a wide range of services under the group's own management. DSB Groep operates with nationally and regionally recognised brands, such as Frisia Financieringen, Crefinass Topkrediet and Postkrediet. The company's network of the branches currently includes comprises 17-group-operated branch offices. The group also has 12 loan offices (Voorschotbanken), which arrange the financing for its activities. DSB Groep occupies a leading position in the consumer credit market in the Netherlands. In 1999 DSB

Groep realised a net profit of ? 34.4 million. The operating income increased to ? 135.3 million in 1999. The outstanding consumer credit increased from by 44% to ? 1.7 billion in the same year. On the basis of the established position, the market trends and the chosen strategy, the Management Board expects in 2000 a strong increase in the net profit. For the medium-term, the Groep is aiming ats for an average 15-20% year-on-year growth in earning per share.

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Effectenbank STROEVE to Join Rabobank Group
May 8 2000

The Rabobank aims to expand its securities activities for private individuals with the acquisition of the Effectenbank Stroeve. The shareholders of Stroeve have now accepted the offer made by the Rabobank Group. Both parties expect that the transaction can be effected in June, after completion of the due diligence study, formulation of the contract of sale and obtaining the required internal and external approvals. The Rabobank Group believes that the acquisition of Stroeve will create opportunities for providing its customers with an even wider range of high-quality securities services. The acquisition will enable Effectenbank Stroeve to further develop its core competency and achieve accelerated growth.

Effectenbank Stroeve N.V. (founded in 1818) offers high-quality investment consultancy and capital management to private individuals. In addition, the bank provides executive and administrative services to independent capital managers (intermediaries). The bank has 80 employees, with its headquarters in Amsterdam and branches in Maastricht, Haarlem, Rotterdam, The Hague and Antwerp. Effectenbank Stroeve will continue its activities within the new structure with an emphasis on investment consultancy for private investors with substantial capital and services to independent capital managers.

After the acquisition, the private capital management activities wil be concentrated in Schretlen & Co, the private bank of the Rabobank. Schretlen & Co is the competence centre within the Rabobank Group for capital planning and capital management for private individuals and medium-sized institutional investors. Schretlen has 190 employees and is headquartered in Amsterdam, with branch offices in Apeldoorn, Waalre and Antwerp. Stroeve will continue its activities within the Rabobank Group, alongside Schretlen & Co, as a separate competence centre operating with its own identity, under its own name and management.

Rabobank Group's securities services have grown spectacularly in recent years. The amount of capital managed by the Group rose from 12 billion euro in 1995 to 113 billion euro at the end of last year. This growth is attributable to the rapid rise in the number of investors, sharply increased share prices and a number of acquisitions. The investment activities of the local Rabobanks have likewise grown rapidly. The number of securities orders increased sixfold between 1994 and 1998 and the number of investors rose by 13% annually.

The Rabobank Group is the largest financial services provider in the Dutch market. In addition to more than 400 local banks, the Rabobank Group comprises the Robeco Group (institutional capital management), Interpolis (insurance), De Lage Landen (leasing), Gilde (participations), Rabobank

International and International Private Banking & Trust. Rabo Securities and Iris, the institute for investment research for the Rabobank and Robeco, are also part of the group.

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Van den Goorbergh Deputy Chairman Executive Board
March 13 2000

Dr Wim van den Goorbergh (51) has been appointed Deputy Chairman of the Executive Board of Rabobank Nederland as of 1 April, 2000.

Van den Goorbergh joined the Executive Board in June 1993. In this capacity, in addition to other responsibilities, he was jointly responsible for the domestic banking business until May 1999. Since that time he has been the Board's Financial Executive (CFO).

Van den Goorbergh joined Rabobank Nederland in April 1980 as an advisor to the Executive Board. Between April 1983 and June 1993 he led the development of the international network, the expansion of the securities business and the growing activities of Rabobank Nederland in the international money and capital markets.

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Rabobank Group Aims to Achieve a Stable Profit Growth of 10 To 12%
March 13 2000

- Double-digit growth in services for third year in succession
- Lending up 22%
- Savings accounts up 7%
- Increase in the number of investment clients by 50,000 to 482,000
- Further shift towards electronic services
- Net profit up 9%
- Prospect for 2000: net profit growth higher than 9%

Increase in volume of services

Banking services	
• Lending	+22%
• Funds entrusted	+11%
Investment services	
• Assets under management	+27%
• Number of investment clients	+12%
Insurance	
• Premium income	+15%
• - Non-life	+17%
• - Life	+11%

Rabobank Group again saw a sharp rise in the volume of its services in 1999. For the third year in succession, its banking activities and insurance business, as well as asset management, recorded double-digit growth. In the banking activities, lending in particular was a significant growth item, which increased by EUR 30.5 billion to EUR 170.5 billion, up 22%. The mortgage market again was the main factor behind the 20% rise in lending to private individuals. In the past five years, mortgage loans more than doubled from EUR 33 billion in 1994 to EUR 69 billion in 1999. The continued favourable economic climate again triggered a sharp rise in lending to corporate customers, this time by 20%. Funds entrusted were up EUR 13 billion (11%) to EUR 128 billion. After a few years of moderate growth, savings accounts rose by 7% in 1999.

The number of investmentclients has been growing steadily and increased by 50,000 (12%) to 482,000. Together they placed 2.2 million securities and option orders. Only in the exceptionally busy investment year 1998 was this figure exceeded. Assets managed by Rabobank Group showed a rise of EUR 24 billion (27%) to EUR 113 billion. EUR 21 billion of this rise was achieved by price gains on the underlying securities, while EUR 3 billion was the net result of incoming and outgoing assets. The assets managed consist partly of funds invested by clients via the local Rabobanks and partly of assets managed or held in custody by Robeco Group, private bank Schretlen & Co and International Private Banking & Trust.

1999 was another good year for Rabobank's insurance activities. Interpolis, Rabobank's insurance subsidiary, recorded a rise in premium income of 15% to EUR 2,867 million. Both the Life and Non-life sectors contributed to this growth, by 17% and 11% respectively. Interpolis managed to retain its leading position in the Netherlands in the field of endowment policies. In 1999, the one millionth individual life insurance policy was added to the portfolio.

Rabobank's clients made remarkably more use of electronic channelsfor their funds transfers, savings and investments in 1999. More and more transactions are effected direct by the clients themselves without actually going to the bank. Investments via the Internet in particular showed spectacular growth. At the end of 1999, 14% of all orders was placed with Rabobank via the Internet, against 7% at the end of 1998. Electronic funds transfers, such as via the Internet and by means of telebanking, are

also gaining in popularity. In December 1999, Rabobank processed 9.3 million transactions via these channels as against 7.5 million in December 1998, a rise of 24%. In addition, 1.3 million clients made use of the Rabofoon in 1999, compared with 950,000 in 1998.

Development financial results

Total income	+17%
Operating expenses	+18%
Net profit	+9%
Total assets	+13%
Income/operating expenses ratio	1.41
BIS ratio	10.5
Tier 1 ratio	10.0

Total Rabobank Group income rose by 17% to EUR 6,821 million. Interest income in particular rose sharply by 18%, significantly more than in previous years. This sharp rise was attributable to the growth in regular lending at rising interest rates.
Commission income also rose sharply by 22%.
Owing to the higher volume of activities, operating expenses also increased significantly in 1999, by 18% to EUR 4,841 million.
The income/operating expenses ratio fell to 1.41 in 1999.
Although net profit was up 9% to EUR 1,020 million, it lagged behind the sharp increase in the volume of services.
The strategic reorientation and the reorganisations at Rabobank International already improved the profitability of Rabobank's international operations in 1999. This trend is expected to continue in 2000.
Total assets increased by EUR 31 billion (13%) to EUR 281 billion. The BIS ratio and the tier 1 ratio were 10.5 and 10.0 respectively, both comfortably above the minimum requirements set by the supervisory authorities. The return on reserves was 9.8% in 1999.

Hans Smits: 'E-commerce has a role alongside the branch network.'
Hans Smits, chairman of the Executive Board, has noticed that the clients of Rabobank Group have rapidly discovered the advantages of electronic services, especially for investments, funds transfers and savings.
'Rabobank was the first Dutch bank operating on the Internet and we want to stay ahead of the field in this area. We see this type of electronic distribution channel as a supplement to the services provided via the branch network of our local Rabobanks. The task of our organisation will be to further develop and co-ordinate the various distribution channels and to keep responding keenly to the wishes of our clients.'
Smits is moderately satisfied about the year 1999. 'Rabobank's primary task is to provide customer value. We succeeded very well in doing so in 1999. In the process we should bear in mind our own financial objectives. Rabobank Group's targets are a tier I ratio of 10.0, a return on reserves of 10.0% and an income/operating expenses ratio of 1.60. We failed to achieve this objective for the income/operating expenses ratio in particular. This underlines the importance of the considerable performance improvement programmes launched in 1999 and which will continue to be pursued in the coming years. We aim to achieve a stable net profit growth of 10 to 12%.'

Prospects for 2000
For 2000, we expect a continued, although less rapid, growth in services. The performance improvement programmes launched in 1999 are expected to bear their first fruit. Barring unforeseen circumstances, Rabobank Group therefore expects an increase in net profit in excess of the 9% rise of 1999.

NOTES TO THE BALANCE SHEET

Consolidated total assets increased by EUR 31 billion to EUR 281 (250) billion in 1999, a rise of 13% compared with the previous year.

The assets side of the balance sheet

Lending up 22%
Total lending by Rabobank Group rose by EUR 30.5 billion to EUR 170.5 (140.0) billion, a 22% increase compared with the end of 1998. Off this rise EUR 26.7 billion was lent to the private sector. All clients in that sector (private individuals and corporate clients in the agricultural sector as well as trade, industry and the services sector) borrowed more. At 31 December 1999, loans to this sector totalled EUR 160.6 (133.9) billion.
Public sector lending fell to EUR 1.3 (1.7) billion. Professional securities transactions, on the other hand, rose sharply by EUR 4.2 billion (97%) to EUR 8.6 (4.3) billion.

Private individuals: mortgage loans more than doubled in five years
Private individuals borrowed EUR 11.7 billion more than in 1998, a rise of 20%. At 31 December 1998, outstanding loans to private individuals amounted to EUR 70.9 (59,2) billion, largely (EUR 69,0 (58,0) billion) in the form of mortgage loans. The

explanation of this continued growth still is the comparatively low rates of interest and the high house prices. In the past five years, the amount of home mortgage loans more than doubled from EUR 33.0 billion in 1994 to EUR 69.0 billion in 1999. The number of new mortgages registered in the previous year reached an all-time high of 135,600 (120,000), 53% of which were mortgage replacements.

Corporate clients: sharp rise in borrowings
Loans to corporate clients also increased sharply, reaching EUR 89.7 (74,7) billion at 31 December 1999, a rise of EUR 15.0 billion, or 20%.

Lending to trade, industry and the services up 24%
Corporate clients in trade and industry and the services sector borrowed EUR 11.3 billion more in 1999 (24%) thus raising the loans portfolio in this sector to EUR 59.7 (48.4) billion. Corporate clients in the industrial, commercial and transport sectors in particular borrowed more.

Agricultural sector lending: EUR 30 billion
Corporate clients in the agricultural sector borrowed EUR 3.7 billion, or 14%, more in 1999, thus raising the agricultural sector loans portfolio to EUR 30.0 (26.3) billion. This rise was chiefly attributable to companies in the international food and agribusiness sectors. The loans portfolio for those sectors increased by EUR 2.8 billion, or 23%, to EUR 15.0 (12.2) billion. Loans outstanding to the primary agricultural sector also totalled EUR 15.0 (14.1) billion at 31 December 1999, up EUR 0.9 billion, or 7%. The rise was partly the result of disappointing pig prices and the higher prices that had to be paid for quotas and land.

Growth in lending across the board
All Rabobank Group lending units recorded an increase in their portfolios in 1999. Lending via the local Rabobanks grew by EUR 15.2 billion to EUR 109.4 (94.2) billion, an increase of 16%.
Rabobank International recorded total loans outstanding of EUR 39.1 (30.5) billion at 31 December 1999, EUR 8.6 billion (28%) more than at the end of 1998.
The other Rabobank Group units recorded an increase in total loans outstanding of EUR 2.9 billion. Total loans granted by De Lage Landen, Nedship Bank, Robeco Group and Interpolis together amounted to EUR 12.1 (9.2) billion.

The liabilities side of the balance sheet

Funds entrusted: recovery of growth in savings accounts
Funds entrusted to Rabobank Group were up 11% (EUR 12.7 billion) to EUR 127.5 (114.8) billion. Savings in 1999 grew more rapidly than in previous years. A rise of EUR 3.4 billion was recorded for the year under review, as against organic growth in previous years of between EUR 1 and 2 billion. Savings reached EUR 54.0 (50.6) billion in the year under review. The recovery of growth in savings can be explained by the fact that share prices hardly showed any upward trend in the first ten months of 1999.
The item Other funds entrusted rose by EUR 9.3 billion (15%) to EUR 73.4 (64.1) billion. This growth largely related to current account balances of private individuals and corporate clients.

Growth in other liability items
To be able to finance the growing volume of services, Rabobank Group raised more funds on the capital market, which resulted in an increase in the item Debt securities by EUR 2.8 billion (7%) to EUR 44.0 (41.2) billion.
The item Banks was up EUR 7.6 billion (15%) to EUR 59.1 (51.5) billion, largely on account of professional securities transactions.
Provisions amounted to EUR 13.0 (10.7) billion at 31 December 1999, EUR 2.3 billion more than in 1998. This item largely (EUR 11.7 (9.8) billion) relates to technical reserves of Interpolis, the insurance subsidiary.

Increase in group equity
Reserves of Rabobank Group amounted to EUR 11.9 (10.4) billion at 31 December 1999, an increase of EUR 1.5 billion compared with the end of 1998. Group equity rose by EUR 2.4 billion to EUR 15.0 (12.6) billion. This amount includes EUR 650 million relating to the trust preferred securities which Rabobank Group issued at the end of 1999 to strengthen its capital base.

Off-balance-sheet activity
Rabobank Group increasingly acts as intermediary between parties by means of activities not shown in the balance sheet. These activities include, guarantees, irrevocable commitments and derivatives, instruments used by clients to hedge their interest and currency risks.
The notional value of the contracts outstanding at 31 December 1999 (derivatives contracts in particular) was up by EUR 1,192 billion to EUR 2,003 (811) billion compared with the end of 1998. The amounts contracted reflect the extent to which Rabobank Group is active in these fields. The credit risk incurred on these instruments is comparable to EUR 23.7 (16.7) billion in loans.

Tier 1 ratio
The tier 1 ratio amounted to 10.0 at the end of 1999, as against 10.3 at the end of

1998. This solvency ratio is calculated by dividing the tier 1 capital, or core capital, by a number of risk-weighted items, the main one being lending. The tier 1 ratio is equal to the bank?s own target and is comfortably above the minimum requirement set by the supervisory authorities.

BIS ratio
The BIS ratio fell from 11.1 in 1998 to 10.5 in 1999. This, too, is comfortably above the minimum requirements set by the supervisory authorities. Half of the fall was due to the abolition of the members? liability, which in 1998 was still included for an amount of EUR 0.4 billion in the tier 2 capital. This, together with the core capital, determines the BIS ratio. Some pressure on solvency ratios is inherent to the strong growth in lending, since the capital adequacy requirement applies immediately after a loan is granted, whereas the return is spread over the full term of the loan.

NOTES TO THE PROFIT AND LOSS ACCOUNT

In line with the sharp rise in activities, income and expenses showed double-figure growth. Total expenses were up EUR 989 million in 1999 to EUR 6,821 (5,832) million, a rise of 17%.

Interest income: significant increase
Interest income increased significantly by EUR 684 million (18%) to EUR 4,465 (3,781) million. This sharp rise is mainly attributable to the growth in regular lending and interest-related activities on the financial markets. In addition, the revenue from non-interest-bearing liabilities was higher than in 1998 owing to slightly rising interest rates in 1999.

Commission income
Commission income was up 22% in 1999, rising by EUR 223 million to EUR 1,234 (1,011) million. Commission on funds transfers, foreign exchange arbitrage and insurance activities have been a stable factor over the years. Securities brokerage was down 22% to EUR 282 (362) million. There were two reasons for this. Firstly, the lower number of securities and option orders in 1999 and secondly the fact that investing via the cheaper Rabo Order Line and the Internet are increasingly gaining in popularity.
Other commission - on asset management (including the asset management fees of the Robeco funds) - rose by EUR 229 million to EUR 504 (275) million.

Other income
Income from securities and participating interests increased by EUR 13 million (5%) to EUR 299 (286) million. This item includes, among other things, realised price gains on shares from the investment portfolio and gains on the sale of a number of participating interests.
Results on financial transactions were up EUR 6 million to EUR 190 (184) million, an increase of 3%. Other income, including Interpolis's technical insurance results, rose by EUR 63 million (11%) to EUR 633 (570) million.

Operating expenses
The increase in operating expenses was 18%; a growth higher than the increase in income. This growth, which amounted to EUR 742 million, raised total operating expenses to EUR 4,841 (4,099) million. The expenses consist of staff costs, other administrative expenses and depreciation. Staff costs increased by EUR 414 million (17%) to EUR 2,860 (2,446) million. In addition to the rise in salaries, the increase in the number of employees owing to the growth in services also played a role. The number of full-time jobs rose by 2,914 to 48,224 in 1999. Over 10% of this growth, or 319 FTEs, was realised abroad. At 31 December 1999, Rabobank Group employed a total of 53,147 staff.
Other administrative expenses were up EUR 250 million (19%) to EUR 1,594 (1,344) million. Owing to investments in buildings and fixtures and fittings, depreciation was up EUR 78 million to EUR 387 (309) million, a rise of 25%.

Value adjustments to receivables
Thanks to an improvement in the risk profile of the loans portfolio and a decrease in country risks, the item Value adjustments to receivables was up only slightly in 1999 by EUR 10 million to EUR 350 (340) million. Value adjustments to receivables are determined by Rabobank Group in a dynamic way.

Addition to the Fund for general banking risks
Given the increase in interest rate risks, EUR 100 million was added to the fund for general banking risks, to which no additions were made in previous years.

Results
Operating result (income less operating expenses) was up 14% (EUR 247 million) to EUR 1,980 (1,733) million.
The operating result of the local banking business amounted to EUR 1,144 (1,136) million in 1999, virtually the same as for 1998.
The international operations recorded a EUR 61 million increase in operating result, or 25%, to EUR 304 (243) million.
The operating result of Interpolis was up EUR 19 million (11%) to EUR 187 (168) million. The asset management activities (Robeco, International Private Banking &

Trust and Schretlen & Co together) recorded a result of EUR 156 (72) million, double that of 1998.
The results of the other units, including De Lage Landen, were up EUR 76 million (67%) to EUR 189 (113) million.

Net profit
After value adjustments to receivables, a tax burden of 28% and third-party interests of EUR 87 (56) million, net profit amounted to EUR 1,020 (936) million, a rise of EUR 84 million on 1998. This resulted in a net profit rise of 9%.
This net profit will be added almost in full to reserves to strengthen the financial basis for further development of Rabobank Group and to provide the best financial services to Rabobank customers.

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Rabobank Issues a GBP 150 Million Eurobond
March 6 2000

Rabobank has launched a GBP 150 million Eurobond. Lead managers are Warburg Dillon Read and Rabobank International.

Issuer : Rabobank Nederland

Currency : GBP 150 million

Status : senior, unsubordinated

Coupon : 6.375% per year

Issue date : 20 March 2000

Maturity : 20 March 2009

Redemption Price : 100%

Reoffer price : 99.831 %

Denominations : GBP1,000, GBP10,000 and GBP100,000

Listing : Luxembourg

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Rabobank Issues a USD 300 Million Eurobond
March 2 2000

Rabobank has launched a USD 300 million Eurobond. Lead managers are BNP Paribas and Rabobank International.

Issuer : Rabobank Nederland

Currency : USD 300 million

Status : senior, unsubordinated

Coupon : 7.375% per year

Issue date : 23 March 2000

Maturity : 23 March 2005

Redemption Price : 100%

Issue price : 101.586 %

Denominations : USD 1,000; USD 10,000 and USD 100,000

Listing : Amsterdam

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Rabobank Issues a EUR 400 Million Eurobond
February 29 2000

Rabobank has launched a EUR 400 million Eurobond. Lead managers are Warburg Dillon Read and Rabobank International.

Issuer : Rabobank Ireland plc

Guarantor : Rabobank Nederland

Currency : EUR 400 million

Status : senior, unsubordinated

Coupon : 5.25% per year

Issue date : 10 March 2000

Maturity : 10 March 2005

Redemption Price : 100%

Issue price : 101.385 %

Denominations : EUR 1,000; EUR 10,000 and EUR 100,000

Listing : Amsterdam

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Rabobank and DG Bank Agree On Major Decisions For Joint Venture DG-Rabo International
February 22 2000

DG BANK and the Rabobank Group have taken important decisions in the process towards the realisation of their joint venture DG-Rabo International (DGRI). The new company will have its legal seat in Frankfurt and competence centers in - amongst others - Frankfurt, Amsterdam/Utrecht, London, New York, Singapore and Tokyo. They will be supported by the international branch network.

DGRI will have four business groups which are based in the two main centers in the Netherlands and Germany: Capital Markets in Frankfurt, with regional competence centers in Amsterdam/Utrecht, London, New York, Singapore and Tokyo; Equity/International M&A also in Frankfurt, with regional competence centers in Amsterdam and London; Structured Finance in Amsterdam, with regional competence centers in New York and Singapore; International Finance in Amsterdam, with responsibilities for relationship management through the international network in focus industries, especially food and agribusiness.

As a consequence of this strongly market oriented structure, DGRI's legal seat will have only a relatively small headcount of supporting functions. The decision for Frankfurt was taken especially in view of the city being the center of Euroland. The Netherlands will have first priority as legal seat for future joint ventures that DG BANK and Rabobank aim to establish.

The Management Board of DGRI will comprise six persons. Chairman will be Uwe Flach, Vice Chairman Ton Toebosch. Further members of the board are Norbert Bräuer and Rolf Betz (both from DG BANK) and Wouter Kolff and Alain Younes (both from Rabobank International).

The merger process will be conducted in sequential and irrevocable phases with the aim to have the first stage of DGRI "up and running" in the fourth quarter of this year. DGRI will be the product specialist for international corporate and investment banking of DG BANK and the Rabobank Group. With the placement power of its member banks, its strong client base in the mid-cap corporate markets, its expertise in various industries (especially food and agribusiness) and its specialisation in selected product areas (e.g. structured finance and capital markets products), DGRI will target clients among mid-cap and large international corporates and institutional investors.

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J.F.C.M. van Nuenen To Join Executive Board Rabobank Group
February 21 2000

As of 1 April 2000, Mr. John van Nuenen will join the Executive Board of Rabobank Group, where he will take over the domestic banking portfolio.

Mr. Van Nuenen is an experienced banker, with a special affinity for entrepreneurship in the retail sector. At present he is chairman of the group board of Vroom & Dreesmann Department Stores in Amsterdam. From 1970 to 1991 he held various appointments with the Royal Bijenkorf Group, including membership of the board of De Bijenkorf and chairmanship of the board of directors of the Hema (both retail chains). From 1991 through 1995 he was chairman of the board of directors of VSB Bank (now part of the Fortis Group).

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Rabobank in e-Commerce for Food & Agribusiness
February 9 2000

The Rabobank Group, the leading global bank for the food and agriculture industry, gained important ground today with the announcement of vTraction.com, the world's first e-cooperative-a business-to-business e-commerce company based on cooperative principles and launched by Rabobank International New York Branch. vTraction.com, created as a distinct independent operating company from Rabobank, will be headquartered in New York.

Driven by an operating budget of $100 million (USD) in 2000, vTraction.com will facilitate the development of business-to-business food and agricultural vertical exchanges. As a significant element of its strategy, vTraction.com will work with Rabobank's clients to develop mutually beneficial e-commerce strategies. This cooperative approach will give the vTraction.com family of vertical exchanges the traction, or liquidity, to lead the way in their respective markets.

Rabobank-the only privately held bank to receive the prestigious triple-A rating from Moody's, S&P and IBCA-was created as a cooperative at the turn of the last century to help the agricultural community reap the financial benefits of a rapidly changing economy. And at the turn of this century, Rabobank is sowing the seeds of success for the food and agriculture e-commerce companies of the new economy.

Rabobank has laid the groundwork for vTraction.com to surge to the forefront of food and agricultural e-commerce. Although it is a worldwide organization with $290 billion in assets and over 100 offices in 32 countries, the Netherlands-based bank remains true to its cooperative roots.

vTraction.com offers more than capital: it invites Rabobank's clients to participate in this initiative, or to co-invest in specific food and agricultural e-commerce ventures. vTraction.com will cooperate with Rabobank Group affiliates, like the US subsidiaries of Gilde (Bay City Capital), and Robeco (Weiss, Peck and Greer) who provide venture capital for internet companies.

"vTraction.com will cultivate an e-business environment in which its portfolio companies can share expertise and resources, enhanced by Rabobank's know-how to grow," said Jan Groninger, Executive Board member of Rabobank." This cooperative spirit will enable vTraction.com's partners to emerge as leaders in their respective markets."

"Cooperation is critical to gain traction in the new global economy," said Ton Toebosch, Chairman of the Managing Board of Rabobank International. "It will create added value for Rabobank's clients by making strategic alliances with cream of the crop internet solution providers in the food and

agriculture industry."

These alliances will include business-to-business food and agriculture internet companies, from e-consulting firms to market exchanges and post transaction service providers. The businesses will be supported by Rabobank's extensive array of financial services, products and research. Co-investors will include, food and agricultural companies, other financial institutions and key strategic partners.

VTraction.com has already established solid ground in the e-commerce world by forming alliances with cutting-edge food and agriculture e-commerce companies, such as agribiz.net, Foodtrader.com, TradingProduce.com, FBiX.com, Farms.com and eHARVEST.com. The details of these partnerships will be announced in the coming weeks.

Rabobank forecasts that over $400 billion of the annual $4 trillion global commercial food and agriculture market will be traded online in vertical markets within the next few years. By paving the way for food and agriculture e-commerce, vTraction.com expects to capture a significant portion of this e-trading and attract the dominant players in their respective markets.

In the spirit of the new e-conomy, vTraction.com, is structured to allow for a future public offering. In the meantime, vTraction.com continues to make inroads around the world. Beginning in April, vTraction will host a worldwide roadshow to explore these e-commerce cooperative alliances.


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Rabobank to Help Creation of Cooperative Banking System in Indonesia
February 3 2000

Rabobank will help to set up a cooperative banking system in Indonesia. In the coming years the bank will assist the Indonesian Cooperative Council (DEKOPIN) with expertise and provide technical support as well. DEKOPIN intends to establish a cooperative bank in Indonesia on the Rabobank model. This follows on from the government?s policy of increasing the role of small and medium-sized businesses and of cooperatives in the Indonesian economy. Rabobank and DEKOPIN have laid down their cooperation plans in a memorandum of understanding, which was signed today in The Hague.

Rabobank will make its contribution to the cooperation effort through Rabo International Advisory Services (RIAS), the consultancy subsidiary of Rabobank International. In the first instance the activities will concentrate on identifying the needs in Indonesia and on assessing the current state of affairs. Indonesia has a large number of cooperatives, some of which are also engaged in banking activities. But there is no overarching banking system. As part of the cooperation agreement, officials of DEKOPIN will visit a number of local Rabobank branches.

The cooperation agreement was signed on behalf of DEKOPIN by its chairman, H.A.M. Nurdin Halid, and on behalf of Rabobank by G.J.J.M. van Empel, managing director of RIAS.

DEKOPIN is the umbrella organization of Indonesian cooperatives. At the moment 69,769 cooperatives are indirectly represented in DEKOPIN, through 45 national cooperative federations. In total they represent 21,189,000 members. Most Indonesian cooperatives are active in the agricultural field, others are involved in fields such as housing and retail trade. Some cooperatives also offer financial services to their members.

RIAS is the consultancy subsidiary of Rabobank International. It is involved in knowledge transfer, cooperative development, technical support in the banking field and consultancy in agribusiness. RIAS focuses on emerging economies. It is active in around 25 countries, mainly in Central and Eastern Europe, Asia, Latin America and Africa.

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Rabo India Raises RS100 Crore Debentures Through Book Building
February 1 2000

Rabo India Finance Pvt. Ltd. has raised Rs 100 crore through the issue of 3 year Non-Convertible Debentures by way of private placement. The Debentures have annual put/call options exercisable at par. The Credit Rating Information Services of India Ltd (CRISIL) has assigned a P1+ (P one plus) rating for the debenture issue

The entire amount has been raised by the book building route wherein investors were given the option of quoting their preferred coupon rate ranging from 10.75% pa to 11.05% pa. During the book building period ? from Jan 21 to Jan 28 ? potential investors were invited to place orders with the Book runner and lead manager, DSP Merrill Lynch Ltd. Rabo India, in consultation with their Book Runner, after receiving all the bids, has fixed up a coupon rate of 10.85 % p.a. for the NCD issue.

The issue witnessed a lot of interest from the institutional investors and the pricing highlights the scarcity value attached to a quality credit in today?s market from the financial sector.

Rabo India is a 75% subsidiary of Rabobank, a Dutch banking group with assets of US $ 300 billion. Rabobank ranks among the top 30 banks in the world and is the only private sector bank in the world to be rated AAA by both S&P and Moody?s.

As against other new foreign entrants into the Indian financial sector, Rabobank has chosen to adopt a wholesale NBFC set-up as the entry vehicle. In addition, unlike other NBFCs which are active in the retail segment, Rabo India has been providing corporate and investment-banking solutions, catering predominantly to the food, agriculture and health care sectors. Its strategy of providing the entire spectrum of funded and fee-based financial products to its focus sectors, leveraging Rabobank?s worldwide network, seems to be serving Rabo India well. In its first full year of operations itself, Rabo India has ramped up a loan book of over Rs. 400 crores, with net profits for the nine months ended December, 1999 being about Rs. 6.2 crores, a substantial part of it coming from fee income.

The current issue is the first of a series planned to fund Rabo India?s fast growing loan book.

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ASR Bank N.V. Issues EUR 400 Million Floating Rate Note
January 20 2000

ASR Bank N.V. issues a 5 year EUR 400 million Floating Rate Note under its US$ 1.5 billion Debt Issuance Programme. Leadmanager is Rabobank International.

- Issuer : ASR Bank N.V. guaranteed by ASR Verzekeringsgroep N.V.
- Lead manager : Rabobank International
- Amount : EUR 400 million
- Coupon : 3 month euribor plus 30 basis points
- Payment date : 3 February 2000
- Maturity : 3 February 2005
- Redemption : 100%
- Issue price : 99.5391 per cent
- Denominations : EUR 10,000; EUR 100,000
- Listing : Amsterdam

ASR Bank N.V. is the banking subsidiary of the ASR Group. ASR Bank principally provides residential mortgage loans to private individuals in The Netherlands. The ASR Group further comprises a number of life and non-life insurance companies, which have leading positions in the Dutch insurance market. ASR is ranked sixth in that market.

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Rabobank Issues a USD 300 Million Eurobond
January 20 2000

Rabobank has launched a USD 300 million Eurobond. The issue was arranged by Credit Suisse First Boston, Warburg Dillon Read and Rabobank International.

- Issuer : Rabobank Nederland
- Currency : USD 300 million
- Status : senior, unsubordinated
- Coupon : 7.125% per year
- Issue date : 14 January 2000
- Maturity : 15 December 2003
- Redemption Price : 100%
- Issue price : 101.315 %
- Denominations : USD 1,000; USD 10,000 and USD 100,000
- Listing : Amsterdam

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Rabobank Issues a ZAR 100 Million Eurobond
January 18 2000

Rabobank has launched a ZAR 100 million Eurobond. The issue was arranged by RBC DS and Rabobank International.

Issuer : Rabobank Nederland

Currency : ZAR 100 million

Status : senior, unsubordinated

Coupon : 12% per year

Issue date : 31 January 2000

Maturity : 31 January 2005

Redemption Price : 100%

Issue price : 98.925 %

Denominations : ZAR 5,000; ZAR 50,000 and ZAR 500,000

Listing : Luxembourg

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Rabobank Group Joins WBCSD
January 18 2000

International network organisation integrates sustainability into management

As the first Dutch financial services provider, the Rabobank Group on 1 January 2000 joined the World Business Council for Sustainable Development (WBCSD). The WBCSD is an international network organisation which brings together 120 companies in more than 30 countries. The companies participating in the WBCSD want to be actively involved in the debates on sustainable development and the role which business and industry can play in this. They believe that the integration of sustainability into the policies and activities of enterprises forms the basis for a healthy future.

The Rabobank Group will be represented in the WBCSD by Hans Smits, chairman of the Executive Board of Rabobank Nederland. Other members of the WBCSD include General Motors, Sony, AT&T, Proctor&Gamble, Time Warner, Xerox and Volkswagen. Gathering in working groups, the participants in the WBCSD share their experiences, discuss issues and trends in the field of sustainability, and examine, in consultation with representatives of public authorities, universities and consumer and environmental organisations and others, how enterprises can incorporate sustainability into their policies. The participation of executive directors in the working groups is illustrative of the members' commitment to the WBCSD.

The Rabobank Group is involved in several other similar initiatives. Thus in 1994 the bank signed the International Chamber of Commerce?s charter for sustainable development. In doing so it undertook to restrict the pollution caused by its own business operations. This was followed in 1996 by the multiyear agreement with the Dutch Ministry of Economic Affairs on energy efficiency improvements. This aims to reduce energy consumption by a quarter over a ten-year period. And in May 1997 the Rabobank became the first major Dutch bank to sign the declaration by the United Nations Environment Programme (UNEP). This commits the signatories to developing their environmental policies, integrating them into their internal business practices and reporting on progress made.

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Henk Visser To Leave Rabobank After 28 Years
January 14 2000

After 10 years as a member of the Executive Board of Rabobank Nederland, Henk Visser has decided to leave the Rabobank Group on 1 February 2000. He now wishes to devote his energy to other activities.

Mr Visser, who worked for the Rabobank Group for more than 28 years, was one of the Executive Board members responsible for market and credit risk policy, wholesale services, and the activities in the fields of leasing and venture capital.

The Supervisory Board and the Board of Directors have thanked Mr Visser for the important contribution he made to the expansion of the Rabobank Group.

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Rabobank Sells Nedship Bank To Deutsche Verkehrsbank
December 21 1999

Rabobank Nederland has reached an agreement about the transfer of ownership of Nedship Bank, the Rabobank Group? s Rotterdam based ship finance subsidiary, to Deutsche VerkehrsBank AG, member of the DG BANK Group.

Nedship Bank, which is a leading player in the financing of the international maritime sector, has a staff of about 80. Besides its Rotterdam headquarters, it has offices in Norway (Bergen), UK (London), Greece (Piraeus), Hong Kong, Singapore, Curaçao and the US (New York). Nedship Bank's inland shipping credit portfolio (with a nominal value of approx. Euro 230 million) will be excluded from the envisaged agreement; this portfolio will be transferred to Rabobank Nederland. Excluding the inland portfolio, Nedship Bank is projected to have shareholders? equity over Euro 180 million and a balance sheet total of approximately Euro 2.3 billion as at year end 1999. The transfer of ownership, which is subject to the approval of the banking regulatory authorities in relevant countries, will take effect during the second quarter of 2000.

Deutsche VerkehrsBank AG has 75 years of experience as a specialised financial institution and advisor to the European transportation industry. The bank has been a member of the DG Bank Group since 1995 and is solely responsible for all traffic and infrastructure related financing transactions within the Group. It concentrates on corporate finance business. The balance sheet total amounts currently to Euro 7 billion. VerkehrsBank's structured finance activities are focused on advising on and arranging funding solutions for aircraft, ships, rolling stock and related infrastructures. Besides bankers, the aircraft finance team consists of specialists with a broad industry experience focusing on complex structures such as cross-border, big ticket leasing and export credit facilities. The bank is one of Europe's leading aviation finance banks.
The VerkehrsBank Group has some 700 employees and offices all over Germany. It is also represented in Basle (Switzerland), London and New York. DG BANK holds 65.7%, the cooperative Sparda-Banks 13%, KRAVAG-HOLDING AG 10% and Deutsche Bahn AG 1% of the shares. The remaining shares are widely held. The bank is listed at the Stock Exchange Frankfurt am Main.

The sell-off of Nedship Bank has been prompted by the Rabobank Group's decision to concentrate on its core activities within the context of its Allfinanz strategy, and to that end optimize synergies between its various Group members.
The core activities of the Rabobank Group consist primarily of an integrated package of products and services in the field of banking, insurance (including pensions and employment benefits), investment services and asset management, both, to corporate clients and to private individuals

. Within the corporate market, the Rabobank Group's activities are aimed not only at small and medium-sized businesses and larger Dutch corporates, but also at multinationals and at the international food and agribusiness sector. Seen in this context, the financing of ocean shipping is not considered a core activity for the Rabobank Group as it offers insufficient opportunities to create internal synergies.

Rabobank Nederland acquired Nedship Bank (formerly known as Nederlandse Scheepshypotheekbank) in 1986. Under the Rabobank umbrella, while retaining its autonomy, Nedship Bank rapidly developed into a leading international marine bank. In the course of its development, the bank's focus evolved from financing marine objects to arranging complete financial solutions for its customers in the maritime sector.

J.P. Morgan acts as financial advisor to Rabobank Group in this transaction.

At the same time, the Rabobank Group plans to team up with other European partners to create synergies in certain business fields. The sell-off of Nedship Bank should therefore also be seen against the background of the recently announced alliance between the Rabobank Group and DG BANK. It helps DG BANK Group's Deutsche VerkehrsBank to gain larger economies of scale as one of the leading fiancial players in the Europena transportation industry.

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Credito Cooperativo In Discussions With DG BANK And Rabobank
December 11 1999

The Italian cooperative banking system, Credito Cooperativo, wants to join the initiative launched by the German DG BANK and the Dutch Rabobank Group to establish a European cooperative financial group. To this end the chairmen of the three organisations have today signed a memorandum of understanding in the Italian town of Riva del Garda near Trento.

DG BANK, Rabobank Group and Credito Cooperativo have agreed to elaborate the planned cooperation in a letter of intent over the coming months. Furthermore, Robeco Group, Rabobank's asset management arm, will support Iccrea Holding in the area of asset management, in part by offering Robeco products; and DG BANK will support Iccrea Bank in the production of various financial product groups.

The memorandum of understanding was signed on behalf of DG BANK by Bernd Thiemann (chairman of the Board of Directors), on behalf of Rabobank Group by Hans Smits (chairman of the Managing Board), and on the Italian side by Alessandro Azzi (chairman of the Federcasse association) and Severino Sangiorgi (chairman of Iccrea Holding). The parties aim at making concrete statements in the first half of 2000. Riva del Garda is currently hosting the congress of Credito Cooperativo, the system of more than 500 local banks that serve 4 million clients by means of 2800 outlets.

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Rabobank International And IFC Have Arranged A USD 120 Million Credit Facility
December 10 1999

To support Indonesian export
Rabobank International and World Bank's International Finance Corporation (IFC) have arranged a USD 120 million credit facility to support Indonesia's export activities with short-term trade finance. The related risk is shared (USD 40 million each) by Rabobank International, IFC and FMO, the Netherlands Development Finance Company. The agreement signed today in Utrecht will be the first IFC and FMO facility with Indonesia since the recent elections.

The credit facility is designed to support export-oriented Indonesian companies which generate income from hard currencies. These corporates can attract funding for the import of (raw) materials necessary for their export production. In addition, they can also receive pre-finance for exports and working capital for local purchasing. The maximum financing period under this facility is 180 days. On an annual basis, this means the availability of a quarter of a billion US dollars to support Indonesian exports. The facility could be increased to USD 140 million depending on demand.

Within the framework of the facility, Rabobank International Singapore Branch will make financing available. Rabobank Duta Indonesia acts as agent and relationship manager to the Indonesian corporates. All three partners, Rabobank International, IFC and FMO, will cooperate in selecting Indonesian companies eligible for funding. In line with its global focus on international food and agribusiness, Rabobank International will be looking to use the facility primarily for Indonesian companies who are active in this important growth sector.

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Rabobank on the Dutch economy in 2000
December 7 1999

Boom Expected To Last At Least Another Year
Thanks to the strong recovery of the economic growth in Euroland - from an average of 2% in 1999 to 3% in 2000 - the boom is expected to last for at least another year in the Netherlands. As a result the Dutch economy will grow at above 3% for the sixth time in the past seven years. Just as in 1999, growth in 2000 will reach 3¼%. Growth in consumer spending will decrease somewhat to 3%, as compared to 4% in the current year. However, export will recover at precisely the right time. Dutch exports will increase by 6% in 2000, compared to 4% in 1999. Mr Wim van den Goorbergh, Member of the Executive Board of Rabobank Nederland, predicted this today during the presentation of "Forecast 2000", the Rabobank's annual economic outlook.

Consumer spending will be the driving force of the economic growth in Euroland. Export is also expected to play a key role in 2000. The Asian crisis did not push the world economy into a recession. Instead the US economy, which exhibited stronger growth than expected, revived the emerging markets that are so important to European sales. For the EMU region this means a rise in exports from 2% in 1999 to 5½% in 2000. In addition, the declining value of the Euro will also work in the favour of European exporters.

Rabobank economists allow for the European Central Bank?s imposition of a further modest increase in the short-term interest rate in 2000. This could be required to keep the increasing monetary growth within acceptable limits. At the same time, despite the powerful economic recovery, inflation is under good control. Nor is the decreasing value of the Euro expected to form a substantial threat to price stability, even though it could lead to a slight increase in the prices of imports. Consequently the economic factors do not indicate that the long-term interest rate will need to increase next year. As a result the Rabobank?s economists expect the long-term interest rate to fluctuate at about the current level, and that it will remain within the range of 5 to 5 ½%.

Better deployment of the available labour potential
Euroland is still, generally-speaking, contending with high levels of structural unemployment as a result of an inflexible labour market. However, in contrast to the overall situation the Netherlands is reaping the rewards of their greater flexibility in incomes policy and the deployment of labour, their economies in social welfare and control of labour costs. As a result the rate of unemployment in the Netherlands has exhibited a great decrease, although this has been accompanied by a significant increase in the demand for labour and a consequent shortage in the labour market. Without further measures, however, this shortage in labour supply will result in higher wages, lower earnings from operations and, ultimately, to lower growth. According to Mr Van den

Goorbergh this means that the business community will need to adjust rapidly to this shortage, which will require a combination of labour-saving measures and a more effective deployment of the available labour potential. This is a different situation from that of the past, when labour-saving measures were needed to cut costs, since they are now required to increase profits and to prevent bottlenecks in operations.

An increased supply of owner-occupied housing is needed The supply problem is not restricted to the labour market. A major shortage has also arisen in the Dutch owner-occupied housing market, which was one reason for the substantial increase in house prices. However the appropriate solution to this supply problem is not to be found in measures to limit the tax deductibility of the interest on mortgages. In recent years owner-occupiers have not received a more favourable tax treatment, and consequently taxation has not exerted an independent influence on the more recent developments in supply and demand. According to Mr Van den Goorbergh the primary solution to the shortages in the housing market will require the implementation of governmental policy to increase the supply of more expensive owner-occupied housing. This will improve mobility, and it will also lead to an increased supply of housing capable of accommodating the demand in each segment of the market.

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Rabobank Issues USD 250 Million Eurobond
November 30 1999

Rabobank issues a 250 million USD Eurobond under its European Medium Term Note programme. Lead manager are Rabobank International and Warburg Dillon Read.

Issuer : Rabobank Nederland

Currency : USD 250 million

Status : unsubordinated

Coupon : 6.75% per annum

First issue date : 20 December 1999

Maturity : 20 December 2004

Redemtion Price : 100%

Issue price : 101.241%

Denominations : USD 1,000 and multiples thereof

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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New Chairman Managing Board Rabo Securities
November 30 1999

Willem A.J. Beelaerts van Emmichoven has been appointed chairman of the managing board of Rabo Securities in Amsterdam, the Dutch equity house of Rabobank International. He fills the vacancy resulting from the recent departure of Andries Mak van Waay.

It is the Rabobank Group's policy to strongly continue its activities in the Dutch institutional equity market through Rabo Securities. The intended joint-venture of Rabobank International with the wholesale activities of DG BANK would mean an important reinforcement of this activities

Curriculum Beelaerts
Willem Beelaerts van Emmichoven has a long-standing experience in the equity business in the Netherlands. Among other functions he has been member of the Executive Board of Van Lanschot Bankiers and chairman of the equity division of the former NMB Bank. More recently he has led the merger of a daughter of MeesPierson, Wesselius Securities, and KBW Effectenbank into KBW Wesselius Effectenbank.

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Rabobank Issues A ZAR 100 Million Eurobond
November 17 1999

Rabobank issued a ZAR 100 million Eurobond.
Leadmanagers are Royal Bank of Canada and Rabobank International.

Issuer : Rabobank Nederland

Currency : ZAR 100 million

Status : senior, unsubordinated

Coupon : 13.00% per year

Issue date : 30 November 1999

Maturity : 31 August 2010

Redemption Price : 100%

Issue price : 95.15%

Denominations : ZAR 5,000, ZAR 50,000 en ZAR 500,000

Listing : Luxembourg

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Market Study Rabobank International: The World of Sugar and Sweeteners
November 9 1999

Brazil Holds Pivotal Position for the Future of the International Sugar- and Sweeteners Market

The production capacity of the Brazilian sugar industry has the potential to exercise considerable pressure on the international sugar market. In Brazil, sugar cane is used for both alcohol and sugar. If sugar cane would be completely utilized for sugar, Brazil's export could possibly increase to more than 20 million tons, more than 50% of the worldwide raw sugar exports of 130 million tons. This is one of the conclusions of the latest market study of Rabobank International, The World of Sugar and Sweeteners.

The worldwide sugar and sweeteners market, in which 2,000 companies are active, is valued at more than USD 67 billion. Sugar dominates this market with a share of 83%. While High Fructose Syrups (sweeteners from starch) and intensive sweeteners such as saccharine play a more modest role, in the last decade they have become increasingly important in countries that have high sugar prices. For example, in the United States replacing sugar with High Fructose Syrups in soft drinks such as Coca-Cola and Pepsi has caused the market share of sugar to drop to below 50%.

Sugar consumption - a worldwide average of 21 kilos per capita - varies considerably by region and continent. Sugar consumption in Brazil has grown to 55 kilos per capita in comparison to 6.5 kilos per capita in China. In the United States per capita consumption decreased from 55 kilos in the mid-1970s to 33 kilos in 1998. High Fructose Sirups picking up the difference. Sugar consumption has also decreased in Europe from more than 40 kilos in 1980 to 38 kilos in 1999.

The export of sugar is dominated by Brazil, the European Union, Australia, Thailand and Cuba, which together account for 65% of sugar exports. While Cuba was the largest exporter from 1955 to 1990, this position has now been taken over by Brazil. The largest importers of sugar are Russia, Indonesia and the United States.

Brazil

Rabobank International's market study reveals that Brazil is to continue to dominate the international sugar market. The 'Proalcool' programme of the Brazilian government has created a huge sugar cane production capacity. The aim of this programme was to bring about large-scale alcohol production based on sugar cane to be used for the fuel supply. Due to the oil crisis in the 1970s, the Brazilian government concluded that alcohol should serve as an alternative fuel. For this purpose special engines were

produced and processes were developed in which alcohol were mixed with fossil fuels. Owing to the gradually decreasing use of alcohol as fuel in favour of fossil fuels, the production capacity is now increasingly used for both domestic markets and exports.

The report points out that, providing that the required investments are made, Brazilian sugar production could theoretically rise to 28 million tons a year, a stunning 21.5% share of the global sugar production. If it succeeds, Brazil, as the lowest cost producer of raw sugar, has the potential to outcompete exports from other countries. Whether this supply will subsequently impact global sugar prices and the market shares of the various countries will be determined by the results of the negotiations within the World Trade Organization.

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Rabobank Preferred Securities Issue Very Successful
November 5 1999

Rabobank Capital Funding Trust decided to increase its issue of preferred securities from Eur 300 to Eur 650 million, because of the strong demand of European retail investors. The dividend coupon on the preferred securities has been set at 7.00 %. The issue is one of the largest of its kind in Europe.

This Eur 650 million constitutes regulatory Tier 1 or core capital of the Rabobank Group. The preferred securities are issued by the U.S. subsidiary, Rabobank Capital Funding Trust. The Trust has been formed by Rabobank New York Branch. In total 26 million preferred securities will be issued at a price of Eur 25. In view of the considerable demand, the closing date for subscriptions has been set on November 5, 1999 at 12.00 noon CET. The preferred securities have been placed primarily throughout Europe, particularly in the Netherlands, Switzerland, Spain, Luxembourg and Germany. About 90% of the issue has been placed with retail investors.

Rabobank retains the right to increase the issue. Allocation of the preferred securities is expected to occur on 16 November 1999. The date of payment has been fixed at 24 November, barring any unforeseen circumstances.

Merrill Lynch International and Warburg Dillon Read, a division of UBS AG, are acting as lead managers on this transaction.

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Rabobank Increases ZAR Eurobond To 300 Million
November 4 1999

Rabobank has increased a Eurobond by ZAR 50 million to a total of ZAR 300 million. Leadmanagers are RBC Dominion Securities and Rabobank International.

Issuer : Rabobank Nederland

Currency : ZAR 50 million

Status : senior, unsubordinated

Coupon : 14.00% per year

Issue date : 18 November 1999

Maturity : 23 September 2009

Redemption Price : 100%

Issue price : 97.68% plus accrued interest

Denominations : ZAR 5,000, ZAR 50,000 and ZAR 500,000

Listing : Luxembourg

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Preferred Securities Subscriptions
November 4 1999

The subscription period for the Preferred Securities to be issued by Rabobank Capital Funding Trust will close on November 5th 1999 at 12.00 noon CET. At this time, the dividend will be set and the size of the transaction will be announced. Merrill Lynch International and Warburg Dillon Read, a division of UBS AG, are acting as lead managers on this transaction.

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Changed Indication For Coupon Of Hybrid Tier 1 Securities Rabobank Capital Funding Trust
October 26 1999

Rabobank Capital Funding Trust increases the indication of the coupon for its hybrid Tier 1 securities, Trust Preferred Securities, of around 6.875% to around 7.125%. The increase reflects recent developments on the international capital markets.

The preferred securities qualify as guarantee capital (Tier 1 capital) for the Rabobank Group.

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Rabobank Issues AUD Euro Bond
October 21 1999

Rabobank issues a 100 million AUD Eurobond under its European Medium Term Note programme. Lead manager are Rabobank International and Toronto Dominion Bank.

Issuer : Rabo Australia Limited

Currency : AUD 100 million

Status : unsubordinated

Coupon : 7% per annum

First issue date : 17 november 1999

Maturity : 17 november 2005

Redemtion Price : 100%

Issue price : 101.318%

Denominations : AUD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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Rabobank Set to Increase its Tier 1 Capital (Guarantee Capital)
October 19 1999

The Rabobank Group is set to increase its guarantee capital (Tier 1 capital) by issuing hybrid Tier 1 securities into the international capital markets. Rabobank has established Rabobank Capital Funding Trust, a finance company in the United States, that will issue Trust Preferred Securities. The net proceeds from the issue will be used to finance Rabobank's activities in the United States. The Rabobank Group intends to treat the preferred securities as consolidated Tier 1 capital under relevant Dutch regulatory capital guidelines.

The issue provides investors with the opportunity to invest in preferred securities issued by by one of the world's most highly rated credit institutions in a market more commonly tapped by lesser-rated banks. The preferred securities carry a fixed rate coupon whose annualised yield is greater than that of similarly rated underlying government and corporate bonds. The Trust Preferred Securities will be listed on the Amsterdam and Luxembourg stock exchanges. Subscription commences on 20 October. Merrill Lynch International and Warburg Dillon Read, a division of UBS AG, will lead manage the issue. Rabobank International and Rabo Securities NV operate as joint selling agents.

Additional information is available at the Investor relations area on this site, under the heading Rabobank Debt.

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Additional info in Dutch

More information in Dutch available here.
Volg deze link voor Nederlandstalige informatie over de emissie van financieringsprefs door Rabobank Capital Funding Trust
to Dutch information

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DG BANK and Rabobank Group Join Forces in a Strategic Alliance
October 15 1999

Corporate and investment banking under common roof

In response to the increasingly unifying European financial markets, DG BANK Deutsche Genossenschaftsbank AG, Frankfurt am Main, and the Rabobank Group, Utrecht, have agreed to join forces in a strategic alliance. The first step will entail merging their corporate and investment banking activities in a joint venture bank based on equal shareholdings and contributions. Their long-term plan is to establish a European cooperative bank based on a network of cooperative financial groups with a strong domestic franchise. The new joint venture under the working name of DG-Rabo International will provide a full range of capital market, advisory and financial products within the domestic markets of DG BANK and Rabobank as well as other European countries.

The two chairmen of both partners, Bernd Thiemann and Hans Smits, announced this during a press conference on Friday in Utrecht and Frankfurt after signing a letter of intent. "Our joining forces is based on a model which is open to other members of the European cooperative banking family and includes the possibility of several joint ventures in other business areas at a later stage," Thiemann and Smits explained.
In the letter of intent signed today, both partners agree that a combination of joining forces in selected business areas and remaining independent in serving its domestic markets is the best way to secure the competitiveness of the European cooperative financial sector. This approach aims at building significant economies of scale to enable the participating cooperative partners to continue to provide their clients with high-quality and competitively priced products and services. In their home markets each partner will individually continue to serve its domestic clients directly and in addition the internationally operating clients of the other participants.

Focus on High Tech Segments and Agribusiness
The planned joint venture of DG BANK and Rabobank under the name of DG-Rabo International focuses on four business areas in corporate and investment banking: Capital Markets/Treasury, Equity/International Mergers & Acquisitions, Structured Finance and International Finance. The new bank will serve large and mid-sized corporates, financial institutions and cooperative members.
In the international finance market outside Europe, DG-Rabo International will focus on a limited number of sectors in which both partners already have an excellent expertise and experience base. Initially it will focus on the food & agricultural industry. Other dynamic growth sectors such as media, telecommunications, IT/software and energy will be added. DG-Rabo International will have more than 120

branches and offices in 40 countries.

Highly complementary strengths

DG BANK's and Rabobank's contributions to the new joint venture bank are highly complementary. Seen from a client perspective, Rabobank's strength is its worldwide network, its strong position in the international Food&Agribusiness, its significant position in the Dutch markets for corporates and institutional investors and its strong placing power in the retail market. DG BANK has a significant position in the German corporate and institutional investor markets and a strong retail placing power.

Seen from a product perspective, Rabobank is strong in treasury products, structured finance and securitization and DG BANK in German equity origination (Neuer Markt) and mortgage bonds (Pfandbriefe).

Through joining forces in corporate and investment banking DG BANK and Rabobank expect to generate additional costs and revenues effects of approximately 200 million Euro per year. Both partners will have a 50 percent share holding. DG-Rabo International's operational head offices will be in Amsterdam and Frankfurt. Each partner will have an equal representation in its managing board. Initial chairman of the board of DG-Rabo International will be Uwe E. Flach, who is responsible for investment banking on the board of managing directors of DG BANK. Vice-chairman will be Ton Toebosch, who has been appointed chairman of the managing board of Rabobank International effective 1 November. Initial chairman of the supervisory board will be Hans Smits. Bernd Thiemann will be vice-chairman.

Next steps to be made

DG BANK and Rabobank have set a tight schedule for further considerations on the joint venture agreed upon in the letter of intent. The next step will involve effecting the plans under the close consideration of the shareholders and the banks' committees. Main points will be the structure of the joint venture including due diligence and questions of the integration process. Before the end of the year all remaining questions will be addressed and the necessary arrangements for a final agreement will be made.

It is the goal of both partners that DG-Rabo International will start its operations within six months.

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Appointment
October 13 1999

Mr. Hanno Riedlin has been appointed as head of Audit of Rabobank Nederland, starting January 1st, 2000. He will succeed Mr. Evert van der Stroom, who is leaving the organization for an early retirement.

At present Mr. Riedlin is member of the Managing Board of Rabobank International.

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Rabobank International Sharpens Strategy
September 23 1999

'Focus for success' following years of rapid growth

Rabobank International has concluded the strategic review begun in May of this year. Maarten Hulshoff, Rabobank International's CEO, announced that, following a period of rapid growth, RI will now be concentrating even more specifically on its core customers, its specialist skills and delivery mechanisms.

The new strategy can be summarized as follows:

- Increasing focus on world-wide Food & Agribusiness activities targeting fast growing international companies which need a combination of sector-specific expertise and growth-oriented financial products and services.
- Selective provision of sophisticated structured finance products, as well as equity products through Rabo Securities, to major international corporates.
- Utilizing money and capital markets operations on the basis of a highly specialized product range targeting a select group of financial institutions, Rabobank International's customers, as well as the parts of the Rabobank Group.

Hulshoff presented the new niche strategy in London yesterday during a roadshow for the managers of the European branches of the Bank. This presentation will be followed by roadshows in New York and Singapore for the managers of the branches in North and South America, Asia and Australia.

The new strategy is based on serving a limited number of specific, homogenous customer segments, in which Rabobank International can offer added value on the basis of its core competencies.

These competencies include: top quality staff, commitment to and a thorough knowledge of F&A markets world-wide, distribution capacity within The Netherlands, and a wide specialist knowledge of structured finance products.

An equally important factor is the Rabobank Group's Triple A rating.

Speaking in London, Hulshoff also made it clear that the new strategy should be viewed against the background of the European ambitions of the Rabobank Group as spelled out recently by Executive Board Chairman, Hans Smits. Hulshoff said: "It's no secret that the Rabobank Group is seeking alliances with like-minded European partners, whereby certain

components of each could be fully integrated. Our new strategy anticipates this."

Doubling market share in Food & Agri

The idea behind the further concentration on fast-growing, international F&A corporates is to make Rabobank International a market leader in global F&A within the next three years. This entails doubling present market share to 4%. The Bank's international network will be dedicated almost exclusively to serving F&A customers. The package of products and services available to support customers' own growth strategies will consist of strategic advice, mediation in mergers and acquisitions, acquisition funding, structured finance, project funding and activities on the capital market.

Four business units

Within the context of the new strategy, Rabobank International will be divided into four business units: Food & Agribusiness Markets, International Corporates, Capital Markets and International Treasury Markets.

Three regional managers are to be appointed within Food & Agribusiness Markets. These managers will be responsible for all F&A activities in Europe, Asia-Pacific, and North and South America. In addition, they will be responsible for all regional offices. The branches in New York, Utrecht and Singapore will be the hub, with the other branches and offices in the respective regions linked into the network.

The services to be offered to International Corporates will consist primarily of structured finance solutions, with a view to improving these companies' balance sheet and equity positions. Within The Netherlands, services for both debt and equity will be provided, making full use of the Rabobank Group's domestic share distribution capacity. Within the new strategy, Rabobank International's Dutch equity house, Rabo Securities, will be further expanded to support the needs of customers in equities and M&A.

Capital Markets will be responsible for serving financial institutions (including institutional investors), and as such will also supply the capital markets products which are offered by Food & Agribusiness Markets and International Corporates to their respective customer bases.

International Treasury Markets, which includes treasury, funding and money market activities, will be geared to making the best use of the Rabobank Group's Triple A rating for the benefit of Rabobank International's customers, as well as for other parts of the Rabobank Group.

London branch

London branch will remain a major link in the Bank's world-wide chain of money and capital markets activities. In addition to London, RI has a network of 121 offices in 35 countries world-wide.

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Sustained Growth In The Rabobank Group's Allfinanz Services

August 20 1999

Half-yearly figures 1999

Banking services		in euros	in guilders
Lending	+ 15%	161 bn	355 bn
Funds entrusted	+ 17%	134 bn	295 bn
Insurance			
Premium income	+ 11%	1,417 m	3,122 m
- Non-life	+ 15%	474 m	1,044 m
- Life	+ 9%	943 m	2,078 m
Investment services			
Assets managed	+ 12%	100 bn	220 bn
Retail securities and options transactions	- 25%		

The volume of the cooperative Rabobank Group's financial services was high across the board in the first six months of 1999 and showed substantial growth in virtually all fields.

Banking services grew significantly. Rabobank's total loan portfolio advanced by EUR 21 billion to EUR 161 (140) billion, an increase of 15% compared with the position at December 31, 1998. There was a rise in loans to both corporate clients and private individuals. Compared with the position at the end of 1998 funds entrusted were up 17%, increasing by EUR 19 billion to EUR 134 (115) billion.

Insurance operations, too, again developed favourably in the first half of the year. Compared with the first half of 1998 premium income rose by 11% to EUR 1,417 (1,274) million. Both life and non-life operations contributed with increases of 9% and 15% respectively.

Developments in the field of investment services were mixed. The assets managed were up EUR 11 billion compared to the position at the end of 1998 to EUR 100 (89) billion. Of this 12% rise, EUR 10 billion consisted of price gains on underlying values and EUR 1 billion of the balance of incoming and outgoing assets. Whereas the volume of assets managed increased, the dealings in securities and options by private individuals were less frequent than in the same period last year owing to a more moderate stock exchange climate. Although at 1,049,000 (1,390,000) the number of transactions was 25% down on the first six months of 1998, the level was still high. The number of clients investing via the local banks grew by 5% compared with the position at the end of 1998 and by 17% compared with mid-1998, demonstrating that growing numbers of Rabobank clients are becoming investors. For this purpose, these clients make increasing use of the possibility to place stock exchange orders direct, both by telephone via the Rabo Order Line and via the Internet. Both these services are steadily gaining in importance. For the clients, placing direct orders is both lucrative and simple.

Development financial results

The sharp increase in the level of activities, with double digit growth figures at nearly all levels, did not lead to a proportionate rise in income. Whereas total income rose by

12% to EUR 3,235 (2,882) million, operating expenses increased more rapidly, by 17%, to EUR 2,269 (1,943) million. The fact that the rise in income did not keep pace with the growth in activities was mainly attributable to a further tightening of interest rate margins and a decrease in commission income from securities brokerage. The latter was the result of a decrease in the number of securities and options orders carried out for private individuals and the growing share of orders placed through cheaper channels.

Compared to the first half of 1998 the income/expenses ratio dropped; it amounted to 1.43.
Profit developments lagged behind the increase in services provided, which is reflected by a rise in net profit by 5% to EUR 552 (525) million.
Total assets rose to EUR 291 (250) billion, an increase of 16% on the position at December 31, 1998.
The BIS ratio and the Tier 1 ratio amounted to 9.9 and 9.3 respectively, which is comfortably above the minimum requirements set by the supervisory authorities.

- **Hans Smits: 'We aim to improve efficiency and effectiveness'** Hans Smits, chairman of the Executive Board of Rabobank Nederland is satisfied about the growth in services provided, but not about the group's financial performance: 'The strong growth across the board is a clear sign that the Rabobank Group is well able to meet the demands of its clients. However, the cost level causes us concern. The 'hot autumn' of 1998 and the rising costs within the group have induced us, on account of the uncertainty about future interest rate developments, to continue our prudent provisions policy and take cost control measures at this very moment. To this end, steps have been taken at various group units in the second quarter of the year, aimed at improving both efficiency and effectiveness. This should lead to an improvement of the financial performance, since the Rabobank Group wishes to maintain the high solvency requirements it has set.'
The Rabobank Group aims to achieve an income/expense ratio of 1.50, capital and reserves amounting to 1.5 times the solvency requirements and a return on equity of 9%.

- **The millennium issue** In the past few years, the Rabobank Group has thoroughly prepared itself for the coming turn of the millennium. All critical systems and other systems have been examined and, where necessary, modified and tested. The Rabobank Group expects to be functioning normally in providing its banking services around the turn of the millennium. Contingency plans are being prepared to cope with any unexpected millennium issues arising.

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Rabobank International DOWNSIZES in Utrecht
August 12 1999

Following its recent reorganization in London, Rabobank International, the international wholesale bank of the Rabobank Group, is to reduce costs in Utrecht, The Netherlands. By the end of next year the bank wishes to cut the number of permanent staff in Utrecht by 85. The jobs to be cut in Utrecht will mainly involve support staff functions. There will be no compulsory redundancies. The relevant plans have now been submitted to the bank's Works Council. The downsizing will not affect service to Rabobank International's customers.

In June this year, the Rabobank Group announced that Rabobank International's revenue was developing broadly to plan but that costs, particularly in London and Utrecht, were at too high a level. The bank then announced cost-saving measures which have resulted in 105 job losses in London. In addition to the job cuts announced today in Utrecht, Rabobank International is planning a further reduction of 238 FTEs in the months ahead by a more selective filling of vacancies as they arise. Furthermore, the contracts of a number of contract staff brought in for the euro, millennium and other projects, are due to expire.

Rabobank International is increasingly focusing its activities on Dutch multinational companies and investors. The bank specializes in the food & agribusiness sector worldwide.

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New appointments at Rabobank International
August 6 1999

Jonathan Laredo and John Geensen have been appointed at Rabobank International in London. They will report directly to Maarten Hulshoff, Chief Executive Officer of RI.

Jonathan Laredo, who joined Rabobank International in 1997, has taken up responsibility for all investment banking products and the linking of these products to the needs of the bank's clients.

John Geensen will join Rabobank International on 1 September as Group Treasurer. He comes from ABN AMRO, where he was UK Treasurer.

The appointments are part of the bank's policy to better integrate the investment banking activities in our offerings to core clients and to the Rabobank organisation . Rabobank International's London office will remain an important centre of expertise for investment banking.

Bill Cuthbert, Head of Global Financial Markets and member of the Managing Board of Rabobank International, has left the bank as of 1 August. His activities will be taken over by Jonathan Laredo and John Geensen.

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Greenshoe Athlon Groep NV exercised
July 29 1999

Total Amount Of Shares Determined

Rabo Securities, as representative of the syndicate, announces that the over-allotment option given by Athlon Groep NV has been exercised, resulting in an additional 120.000 new ordinary shares. The total size of the issue has been set for 3.620.000 new ordinary shares.

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Rabobank issues ZAR 100 Million Euro Bond
July 6 1999

Rabobank Nederland issues a ZAR 100 million Eurobond under its EMTN programme. Lead managers are RBC Dominion Securities and Rabobank International.

Issuer : Rabobank Nederland
Currency : ZAR 100 million
Status : senior, unsubordinated
Coupon : 13% per annum
Issue date : 21 July 1999
Maturity : 21 July 2004
Redemtion Price : 100%
Issue price : 98.40%
Denominations : ZAR 5,000 50,000 500,000
Listing : Luxembourg

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Rabobank Increases USD Eurobond By USD 100 Million
June 30 1999

Rabobank launches a USD 100 million increase to its 6.25% Eurobond Issue due 15 June 2004 and takes the total issue size to USD 500 million. Lead managers are Warburg Dillon Read and Rabobank International.

Issuer : Rabobank Nederland

Currency : Increase by USD 100 million to a total of USD 500 million

Status : senior, unsubordinated

Coupon : 6.25% per year

Issue date : 6 July 1999

Maturity : 15 June 2004

Redemption Price : 100%

Issue price : 100.83%

Denominations : USD 1.000, 10.000 and 100.000

Listing : Luxembourg

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ATHLON GROEP ISSUES OVER EUR 80 MILLION

June 24 1999

The issue of 3,500,000 new ordinary shares Athlon Groep NV has been successful. The issue price of the shares was set at EUR 23.00. The share price closed at EUR 23.90 on June 23, 1999. This means a discount of 3.8%.

During the bookbuilding period, which commenced on June 16 and ended on June 23, institutional investors in The Netherlands, Belgium, United Kingdom, Germany and Switzerland showed interest. The vast majority of the shares issued were placed with these institutional investors. The remainder was placed with retail investors in The Netherlands and Belgium.

The total issue size amounts to 3,500,000 new ordinary shares with a total value of EUR 80.50 million. Athlon Groep NV has given the Global Co-ordinator, Rabo Securities NV, an overallotment-option for a maximum of 525,000 additional new ordinary shares.

Given the current market conditions, Athlon Groep NV decided to solely issue EUR 80.50 million. The proceeds will be used to finance the recently announced acquisitions, to refinance the subordinated loan, and to strengthen the balance sheet for future acquisitions.

The newly issued shares will be listed on an "As, If and When Issued"-basis on the Amsterdam Stock Exchange as of Thursday June 24, 1999.

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Rabobank International Focuses More On Core Activities And Restructures London Office
June 17 1999

Rabobank International, the international wholesale arm of the Rabobank Group, today announced that it is to focus more on its core activities and plans to enhance its overall performance and profitability. As a consequence, its London office is to be partly restructured which causes an immediate loss of 105 jobs. It is expected that the rationalisation process will continue. Rabobank International's strategy continues to be the provision of advice, services and products to multi-national corporations operating in its core areas of expertise and Dutch companies which are active in international markets. London will continue to be a key player in the Rabobank Group's international network.

Activities which fall outside Rabobank International's focus will cease. Specifically, our International Equities operation in London will be closed, with the skill base built in this business transferred to Rabo Securities in Amsterdam. Sales of Dutch Equities in London will continue. Our Foreign Exchange and Foreign Exchange Derivative activity will be relocated to Utrecht, where a closer alignment with our major domestic customers can best be achieved. In addition to this, we have undertaken a general rationalisation across the breadth of our London office, which includes our Interest Rate Derivatives area, amongst others, with the aim of cost control. We anticipate that none of these actions will affect our offerings to core clients.

Mr Hans Smits, Chairman of the Executive Board of Rabobank Nederland, described the move as part of a wider realignment that is taking place at Rabobank, against the background of a rapidly changing global market which has seen the advent of the Euro and an increasing shift to niche specialisation. 'With respect to the rapid development of Rabobank International, we must now make more efficient use of our resources and focus more on our specific target groups. In doing so, we want to continue to offer our core customers the most advanced and innovative services and products.'

The consequences of these decisions taken in London for Rabobank International's Utrecht branch are still subject to discussion. Decisions will be taken after the summer within the framework of a strategic review, which is taking place within the different businesses of the Rabobank Group.

Maarten Hulshoff, Chief Executive of Rabobank International, said: 'These steps are designed to bring costs back on track. The priority remains to remove all unnecessary costs and complexities that have arisen with Rabobank International's rapid expansion. Our aim is to build our market leadership position in our core sectors and to establish a highly profitable operation, which contributes significantly to the performance

of the Rabobank Group as a whole. We recognise the tremendous commitment and dedication of Rabobank International's staff in London who will play an important role in building the business going forward.'

Rabobank International is part of the Rabobank Group which also comprises:

- Interpolis (insurance and pensions)
- De Lage Landen (leasing and trade finance)
- Robeco Group (asset management and investment funds)
- Nedship Bank (ship financing)
- International Private Banking & Trust
- Schretlen & Co (domestic private banking)
- Gilde Investment Management (venture capital)

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Rabobank Increases Eurobond To USD 400 Million
June 11 1999

Rabobank increases an existing, under its Euro Medium Term Note programme issued eurobond, from USD 300 million to USD 400 million. Leadmanagers are Rabobank International and Warburg Dillon Read.

Issuer : Rabobank Nederland

Currency : USD 100 million

Status : senior, unsubordinated

Coupon : 6.25% per year

First issue date : 15 June 1999

Maturity : 15 June 2004

Redemption Price : 100%

Issue price : 100.785%

Denominations : USD 1.000, 10,000, 100,000

Listing : Luxembourg

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Chairman Smits: 'We Have To Go Into Europe In Top Condition'
June 10 1999

Rabobank's growth returns to normal
The Rabobank organization's activity level was once again high during the first quarter of this year. Lending rose by 17% compared to the same period last year, entrusted funds by 12% and the premium income from insurance rose by over 10%. Nonetheless, 1999 will be a less exuberant year than 1998. That was what the chairman of the Executive Board of Rabobank Nederland, Hans Smits, was predicting during the annual General Assembly of the organization in Utrecht on Thursday.

Rabobank's service activities on all fronts increased by double figure factors last year. 'That situation is starting to change, we are going back to a more normal growth pattern', declared Smits. The 5% growth in commission income in particular was significantly lower than the increase during the same three month period in 1998. The less spectacular developments on the stock exchange is leading to a lower level of investor activity. For the year 1999 as a whole, Smits is anticipating a growth in lending of around 10% and a roughly equal increase in entrusted funds. At the moment, in view of the slender growth of commission income, the tightening of interest margins and rising personnel costs, Rabobank is expecting to achieve no more than a very slight improvement of the net result this year in comparison to 1998.

In his speech to the General Assembly, Executive Board Chairman Smits observed that after the period of turbulent growth which the Rabobank has experienced in recent years, now would be a good time to 'shake out the bed'. He announced a three-year programme aimed at achieving significant cost savings while simultaneously generating increased revenues. 'We now have the inner power to achieve this goal', Smits feels. 'In that way we can create enough financial room for manoeuvring for the investments which we need to make in technological developments and to enable us to continue our investments in our human resources. This is something we need to do if we are to go into Europe in top condition.'

Rabobank International's profitability is causing Smits some concern. 'The revenues are on target, but the costs aren't.' The Executive Board of Rabobank Nederland will be taking decisions in the coming weeks about the volume and nature of Rabobank International's various activities, starting with those in London and Utrecht. Smits: 'The Rabobank wants to continue to offer the most modern financial services to major Dutch companies, international companies in the food and agribusiness sector and small and mediumsized businesses with cross-border operations. It remains our intention to transform our international banking business step by step from a bank which primarily focused on lending to one which

operates as a financial intermediary.'

The new Chairman of the Executive Board also announced that the Rabobank organization was currently reviewing its options for strategic partnerships with other parties in Europe with a view to co-operation in a number of specific areas such as asset management and international banking. Smits: 'I am not ruling out the possibility that in the future subsidiaries of Rabobank Nederland might find themselves in a position where they want to share ownership in certain areas with other parties, or where they want have to attract external capital.'

During the General Assembly, Wim Meijer, Chairman of the Board of Directors of Rabobank Nederland, called on the local Rabobanks to intensify their efforts to increase their membership base. 'It must surely be possible for each local Rabobank to increase the proportion of members among its customers to at least 20%. For the organization as a whole that would mean an increase from 500,000 members to 1 million members in the year 2003', according to Meijer. 'We have to realize that a local co-operative will cease to exist if it is not supported by a large number of members who are really committed to the bank.'

Meijer noted that research among customers had shown that about 20% of them expressed spontaneous interest in membership of their local bank. Meijer: 'The appropriate response might even increase the level of interest further. And that gives us a strong base from which to recruit new members.'
According to the results of that same research, the most important factor for customers is that the bank gives them good advice and supplies good products. There is also a wide variety of other motives for becoming a member of the local bank. Many customers expressed a wish to have a say in the bank's policies on customer approach and banking integrity. They expressed appreciation for the bank's involvement in the local community and an expectation that they might receive a discount on more products.

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Wine study uncorked
June 8 1999

Turnaround expected for best-cellar business

The wine industry is one of the oldest in the food and beverage industry. Built on centuries of tradition - a legacy further enforced by political protection - the industry, in the past, tended to be highly fragmented and product driven. Recent developments, however, have transformed it into a dynamic business. Driven by a number of new challenges, the wine industry presents opportunities for producers and retailers, yet competition will continue to increase. According to findings of Rabobank International, producers must therefore reorganise drastically and shift towards a more demand rather than supply-driven approach. So, what are these extreme driving forces? What challenges can possibly exert such influence on companies and increasingly determine future strategies?

Shifting demand
In general, the wine industry is maturing. It is becoming quality-driven as refined tastes demand products with more complexity and sophistication.

This trend has lead to a growing demand for premium red wines and an overproduction in other segments, in particular the bulk and sweet white wines. These demands are then further increased by today's focus on lifestyle and health (scientific studies have linked consumption of red wine to reduced incidence of cardiovascular diseases).

Creating yet another challenge is the high quality, competitively priced offerings emerging from the so-called 'new-wine' regions of the US, Australia, South Africa, Chile, Argentina and New Zealand. Consumption of these novel wines, has risen markedly. In Europe alone, sales of new wines rose tenfold between 1990 and 1997 with new wines gaining a market share over the perceived 'old wines' of, for example, France, Italy, Spain and Germany.

Increased competition
Not restricted by either tradition or legislation, the new wine countries have invested heavily in branding and innovation, attributes welcomed heartily by today's sophisticated consumer. Also attractive are concerted efforts towards improving product quality, range of offering within a brand, and the scale of production. In new wine countries, the wine industry has become a business instead of legacy. Current EU legislation, designed to protect the interests of the small farmer, appears to be counterproductive for the old wine countries. It prevents expansion and innovation and maintains the structural overproduction of basic wines, for which demand continues to decline.

To expand competitiveness, liberalisation of the EU wine policy is a viable option, according to Rabobank International. Compensation - in the form of income support rather than regulation - is proposed for the small farmers who are identified as potential sufferers of this suggested liberalisation.

Increasing retail power

The study shows that consumers increasingly purchase wine for home consumption, and in doing so demand a broad range of innovative wines and brands and are open to new product information. Here the role of retailing is vital. By introducing brands and informing consumers about an otherwise complex product range (e.g. with in-shop information and magazines), they provide clarity and accessibility. On the plus side, large retailers' advantage of scale and ability to act as own importers, coupled with their increasing market share, results in cost cuttings for the consumer. Flip side of the same coin, the power wielded by the larger retailers also threatens small wine producers and specialist stores. And to meet large retailers demands, wineries will be forced to increase volume and become more brand aware and consumer-focused in order to compete in middle-market segments.

Creating brand value

The concept of branding is a strategy that originates primarily from the 'new wine' countries (especially in the middle segments) to avoid competing with the rich tradition and reputation of the traditional European wine companies. Although created through the use of high marketing expenditures, branding serves as clarity in an otherwise confusing market. Within this competitive climate, old wine companies suffer from their lack of branding power and struggle to maintain consumer interest in this fragmented industry. Only the very few companies with sufficient resources can create brands attractive enough for retailers and consumers in the middle-market segment, and thus compete with the new wine companies.

Outlook

The future looks bright for the wine industry as demand is expected to increase. Despite this, the industry is set to face severe restructuring as a result of the interrelating factors of its key drivers. Producers attempt to improve quality/price ratios and face difficult strategic decisions on how to compete in an increasingly less fragmented yet more demand-driven market.

To be able to maintain consumer loyalty, distinction is key. Only a few companies in the old wine countries are able to consolidate and acquire the scale to focus on branding for the middle segments thus compete with the new world wines. To keep pace, the other ones have to focus on a market niche, either the top segment or the basic segment. A clear choice means to prevent to be stuck in the middle!

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Rabobank issues USD EURO Bond

June 2 1999

Rabobank issues a 300 million USD Eurobond under its Euro Medium Term Note programme. Lead managers are Warburg Dillon Read and Rabobank International.

Issuer : Rabobank Nederland

Currency : USD 300 million

Status : unsubordinated

Coupon : 6.25% per annum

First issue date : 15 June 1999

Maturity : 15 June 2004

Redemtion Price : 100%

Issue price : 101.235%

Denominations : USD 1,000 and multiples thereof

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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Offer price shares McGregor set at EUR 11.25
April 29 1999

Rabo Securities has set the offer price of the ordinary shares McGregor Fashion Group NV at EUR 11.25. The total number of ordinary shares McGregor Fashion Group NV offered to investors was 1,386,314. In the offering, 789,183 shares - with a nominal value of EUR 0.16 - were offered for sale for the account of the Company, totalling proceeds of NLG 19.5 million. In addition, 597,131 shares were sold for the account of the selling shareholders. Payment and delivery of the allocated shares will commence on 5 May 1999.

Demand for the shares was healthy. The shares have been allocated for a substantial part to Dutch private investors.

It is expected that the shares McGregor Fashion Group NV will be admitted to listing on the Amsterdam Stock Exchange today (Thursday, 29 April 1999) at about 12.30 hours.

The selling shareholders have granted Rabo Securities a Greenshoe option for an additional offering of 277,263 shares. This Greenshoe option is exercisable with a maximum of 30 days after the payment and delivery of the shares.

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Rabobank issues a USD 500 Million Eurobond
April 22 1999

Rabobank issues a USD 500 million Eurobond under its Euro Medium Term Note programme. Leadmanagers are Rabobank International, JP Morgan and Credit Suisse First Boston.

Issuer : Rabobank Nederland

Currency : USD 500 million

Status : senior, unsubordinated

Coupon : 5.625% per year

First issue date : 10 May 1999

Maturity : 10 May 2004

Redemption Price : 100%

Issue price : 101.337%

Denominations : USD 1.000, 10,000, 100,000

Listing : Luxembourg and Amsterdam

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Bookbuilding for McGregor Fashion Group share issue begins thursday, April 22, 1999
April 21 1999

Bookbuilding for the McGregor Fashion Group NV ordinary share issue will commence on thursday, April 22, 1999. The subscription period is expected to close on April 28, 1999. A maximum of 1.386.314 new shares will be placed, excluding the greenshoe option. The price range for subscription is between EUR 9.75 and EUR 11.75. The definitive price will be determined after closure of the subscription period and is expected to be announced before market opening on April 29, 1999. The first day of the listing is expected to be April 29, 1999. Rabo Securities is acting as lead-manager and bookrunner of the listing.

The transaction

The offering consists of 789,183 existing ordinary shares which are being offered on behalf of McGregor Fashion Group NV and 597,131 ordinary shares which are being sold by the existing shareholders, namely Parnib BV, the personal holding companies of Messrs. M.J. Schothorst, H.B. Kolff, V.R. Muller and Mr. J.H. van Straaten. In addition, the existing shareholders have granted Rabo Securities an option to purchase up to 277,263 additional existing shares (greenshoe). The greenshoe can be exercised up to 30 days after the payment date. Application has been made for listing of all shares on the Official Market of the AEX-Stock Exchange.

Reasons for offering

McGregor Fashion Group is coming to the market to raise new capital to finance future growth. The company intends to use the proceeds of the offering to strengthen its working capital, to finance the expansion of new McGregor Shops and to repay loans taken up prior to the acquisition of C.W.S.N. in March 1999.

Profile of McGregor Fashion Group

McGregor Fashion Group, which was formed in 1993, is a European fashion house which designs, buys, markets, distributes and sells branded menswear in the upper segment of the market. McGregor is the group?s principal own brand, combining traditional Scottish influences with specific American leisurewear details to give ?the best of both worlds?. The products are designed and developed in-house and manufacture is contracted-out. The group?s other own brands include the Dimaggio and King dress shirt lines.

Brand policy is the key to the McGregor Fashion Group?s strategy. Each of its brands ? McGregor, King and Dimaggio ? is positioned at the higher end of the market and relies for its

success on a clear identity and consistent image. The group?s international expansion is being spearheaded by direct selling of these brands to the consumer via the McGregor Shop concept, through 17 of its own McGregor Shops, nine McGregor Shops operated on a franchise basis and McGregor Shop-in-the-Shops at 42 locations in leading European stores.

The McGregor Sportswear collection is also distributed to around 1,250 independent ?multi-brand? outlets in 70 countries in Europe, the Middle East and Russia. Dimaggio and King shirts are distributed on the Dutch market mainly via independent menswear outlets.

The Emergo Textile Projects division, which specialises in the development and sale of workwear and corporate clothing, can count many major Dutch companies among its clientele.

McGregor Fashion Group, which has its headquarters in Driebergen-Rijsenburg in the Netherlands, recorded a net profit of NLG 3.7 million last year on turnover of NLG 70 million. McGregor Fashion Group?s main objective in the years ahead is to build the business into a leading player on the European menswear market by continuing to pursue a focused brand policy in general and seeking international expansion of the McGregor Shop concept in all its forms in particular. The target is to increase the number of McGregor Shops from the present 26 to over 80 within five years.

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Rabobank issues AUD eurobond
April 21 1999

Rabobank issues a 100 million AUD Eurobond under its European Medium Term Note programme. Lead managers are Rabobank International and RBC Dominion.

Issuer : Rabo Australia Limited

Currency : AUD 100 million

Coupon : 5% per annum

First issue date : 24 May 1999

Maturity : 24 May 2004

Redemtion Price : 100%

Issue price : 100.36%

Denominations : AUD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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Robeco and Rabobank integrate international private banking operations
April 20 1999

This is a joint press release of Rabobank and the Robeco Group
Rabobank and the Robeco Group will join forces in offering services to high net worth private clients in Europe and Asia. The goal is to increase the synergistic advantages between the two. Rabobank will integrate its international private banking and trust activities with those of the Robeco Group. The upcoming merger of Rabobank and Robeco offices in Switzerland (Zurich and Geneva) and Luxembourg, which will operate under the name Rabo Robeco Bank, plays an important role in this process. All integrated operations will form part of a new Rabobank Nederland subsidiary.

Rabobank's international private banking and trust activities have grown rapidly in the last five years. Assets under management, which amounted to NLG 4.3 billion at the end of 1994, had grown to NLG 13.5 billion by the end of last year. The integration with the Robeco Group's activities increases these assets to NLG 19 billion. Transferring these operations from Rabobank International to a separate Rabobank Nederland subsidiary and joining forces with the Robeco Group will create much more room for expansion. The new subsidiary, with 450 employees in 13 countries and major offices in Hong Kong, Singapore, Switzerland, Luxembourg and Guernsey, expects to double assets under management over the next five years.

Wider product range

"By merging our operations, we can offer clients the best of both worlds", said Thomas van Rijckevorsel, chairman of the new subsidiary's management team. "This merger allows us to combine Rabobank's relationship-oriented client approach with Robeco's direct marketing techniques. This gives considerable momentum to our international growth strategy. It will also enable us to offer a wider range of products, which will make us more attractive to both existing and new clients. This merger has been prompted primarily by changing client wishes. For their capital growth, international clients increasingly require facilities such as direct and Internet banking, as well as personal advice". Hans Leenaars, member of the Robeco Group's Executive Committee and of the Supervisory Board of the new Rabobank Nederland subsidiary, is convinced that the private banking market will grow strongly over the next few years. "To expand into this market on our own would be too costly or too time-consuming for us. What's more, private banking clients increasingly require a broader range of services. This new collaboration with Rabobank will enable us to capitalize on this development and accelerate the process of expanding our services", said Mr. Leenaars.

Investment policy

The new company's investment policy will be based on the views of the Robeco Group's Investment Policy Committee. Its offices will apply this view in their discretionary asset management.

Management and Supervisory Board

The new company's management team will consist of chairman Thomas van Rijckevorsel, Chris Hayes (Singapore), Stéfan Richter (Luxembourg), and Heinz Zimmer (Switzerland). The Supervisory Board's members will be Rik van Slingelandt and Wim van den Goorbergh (both members of the Executive Board of Rabobank Nederland), Hans Leenaars (member of the Robeco Group Executive Committee), and Hanno Riedlin (board member of Rabobank International).

For further details please phone:

Hans G. de Klerk (Robeco Group) (31) 10 - 224 28 10

Jan Ph.K. Dost (Rabobank Nederland) (31) 30 - 216 24 11

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RABOBANK INTERNATIONAL STARTS ITS OPERATIONS IN TOKYO
April 8 1999

Today, (Thursday 8 April 1999) sees the official opening of Rabobank's new branch in Tokyo. The opening ceremony was performed by Henk Visser, member of the Executive Board of Rabobank Nederland. The new office employs approx. 50 staff and forms part of the branch network of Rabobank International. Rabobank International's Japanese activities will focus primarily on transactions with financial institutions, such as banks, insurance companies and institutional investors. Alongside food & agribusiness and the healthcare sector (including the pharmaceutical industry), financial institutions is the third key area on which Rabobank International focuses world-wide as a niche player.



Rabobank International

New office primarily focused on financial sector

Besides financial products such as interest options and swaps, Rabobank International's services in Tokyo will also include credit trading. This entails the purchase, restructuring and trading of credit portfolios. As a result of the economic crisis, Japanese banks have a great need for liquid assets. By buying their "good" loans and trading these via the international branch network to institutional investors elsewhere in the world, Rabobank International can partly meet this need. In addition, the Tokyo office - which will operate under the responsibility of two general managers, Freek Hoek from The Netherlands and Nobuyuki Mokkho from Japan - will be active in repo transactions. These are short-term loans which use securities as collateral. For the time being at least Rabobank International will be offering only a limited range of banking services to corporates and institutions which are also active in food & agribusiness and the healthcare sector. A separate licence will be requested for this purpose in due course.

Robeco products

Together with the Robeco Group, the new branch in Tokyo will be investigating whether the Rabobank Group's asset manager can market its investment products in Japan. Potential customers will be sought among institutional investors and among financial institutions with a large distribution network. Prospects seem to be good. One third of all the savings reserves in the world, around NLG 20,000 billion, are held in Japan. A great deal of money is held on virtually no-interest deposit, or has been invested in unprofitable policies and funds. The deregulation of the Japanese finance sector, which allows individuals to purchase foreign investment funds, makes it possible for a large volume of money to find its way into these more profitable alternatives.

Funding of the Rabobank organisation

The new branch in Tokyo will also have a major role to play in the funding of the Rabobank organisation as a whole. So-called Samurai bonds, debenture bonds designated in Japanese yen, will be issued especially for this purpose.

International network

In order to be able to serve its core customers in food & agribusiness, the healthcare sector and the financial sector throughout the world, Rabobank International now has an international branch network of 116 offices in 34 different countries at its disposal.

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SNS bank issues EUR 125 million
March 25 1999

SNS Bank Nederland NV issues EUR 125 million notes under its Euro 2 billion debt issuance programme. Lead manager is Rabobank International.

Issuer : SNS Bank Nederland NV

Currency : EUR 125 million

Status : *subordinated*

Coupon : 5.125% per annum

Issue date : 15 april 1999

Maturity : 15 april 2011

Redemption Price : 100%

Issue price : 101.587

Listing : Amsterdam

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Rabobank issues Eurobond of 100 MILLION RAND
March 19 1999

Rabobank Nederland issues a eurobond of ZAR 100 million on the international capital market. Lead managers are Rabobank International and RBC Dominion Securities.

Issuer : Rabobank Nederland

Amount : ZAR 100 million

Coupon : 13%

Payment date : April 7, 1999

Maturity : April 7, 2004

Issue price : 97.00%

Re-offer price : 13.87%

Denominations : ZAR 5,000; ZAR 50,000 and ZAR 500,000

Listing : Luxembourg

Paying agent : Bankers Trust

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Rabobank issues EUR 1 BILLION Eurobond
March 10 1999

Rabobank issues a EUR 1,000 million eurobond. Lead managers are Rabobank International, Salomon Smith Barney and Warburg Dillon Read.

Issuer : Rabobank Nederland

Amount : EUR 1,000 million

Coupon : 3.625%

First issue date : 25 March 1999

Maturity : 12 July 2004

Issue price : 99.67%

Issue yield : 3.697%

Denominations : EUR 1,000,000 EUR 10,000 & EUR 1,000

Listing : Amsterdam and Paris

Paying agent : Bankers Trust, London

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Strong growth in allfinanz services for centenary Rabobank
March 3 1999

Activities for customers:		Financial results:	
Lending	**+17%**	**Total assets**	**+29%**
Funds entrusted	**+17%**	**Total income**	**+11%**
Premium turnover, insurance	**+15%**	**Interest**	**+7%**
Assets under management	**+51%**	**Commission**	**+20%**
Retail securities and options transactions	**+45%**	**Net profit**	**+8%**

The cooperative Rabobank Group looks back on 1998 with satisfaction. Activities reached unprecedented levels in this centenary year, with strong growth in all financial services: not only in banking activities but also in insurance and asset management. Lending at group level passed the NLG 300 billion mark to end at NLG 308.4 (263.7) billion for the year, primarily as a result of the ongoing boom in the mortgage market. Funds entrusted increased by NLG 36.4 billion to end at NLG 253.0 (216.6) billion.

The end of year balance sheet total was well above NLG 500 billion, notching up an increase of NLG 122.3 billion to reach NLG 550.3 (428.0) billion, 28.6 (26.2)% up on the previous year. The substantial growth in the balance sheet total can partly be attributed to the expansion of Rabobank International's activities in the financial markets.

Despite a strong increase in activities on behalf of customers, the Rabobank Group was able to maintain the BIS ratio and core capital (tier 1) at 1997 levels, i.e. 11% and 10% respectively.

At the local banks it was particularly the mediation services in securities and mortgages which once again showed extraordinary growth. Aside from banking services, insurance and asset management also increased strongly. Insurance premium turnover grew by 15%, evenly divided over the life and non-life sectors. The growth in asset management activities was exceptional: the value of assets managed or held in custody for customers rose by 51% to NLG 197 (130) billion .

The ever-increasing activity of the Rabobank's customers in the field of investments is reflected in the ongoing rise in commission: in 1998 20%. Since 1994 the number of securities and options orders handled has increased six-fold, from 442,000 to nearly 2.7 million last year. In the last financial year alone the number of orders increased by 45%. An increasing number of orders is coming in through Rabobank's Internet site.

Total income increased by 10.5 (20.7)%; operating expenses increased slightly less, i.e. by 9.9 (27.7)%.

Value adjustments to receivables rose from NLG 560 to NLG 750 million because of the strong increase in debtor risks in South East Asia.

The turbulent situation in the financial markets in the third quarter and the increasing pressure on the interest margin in 1998 had the effect of slowing the growth of operating results. Operating results before tax improved by 7.5 (20.8)% to NLG 3,069 (2,856) million. The net results of the group rose by 8.1 (16.9)% to NLG 2,062 (1,907) million.

Subsidiary results

All subsidiaries of the Rabobank Group contributed to the positive result for the year under review.

Insurer **Interpolis** saw its premium turnover rise to NLG 5,477 (4,778) million and the net results increase by 10 (10)% to end at NLG 254 (230) million. Interpolis retained its leading market position as the provider of single-premium insurance policies and booked considerable success with its All in One Insurance Policy, sales now reaching the 817,000 mark. 1998 also saw progress in the field of employer and employee benefits, leading to the establishment of a special "Employment Benefits" unit which operates as the coordination centre for the various divisions.

The portfolio of **De Lage Landen** (leasing, trade finance and vendor finance) increased in volume by 15 (22)% to NLG 11.3 (9.9) billion. Net results rose by 28 (30)% to NLG 50 (39) million.

For the **Robeco Group** 1998 was once again a year of extraordinary growth. Total assets under management increased by almost 60% to NLG 180 (113.7) billion. NLG 36 billion of this total originated from within the group. The influx of new funds amounted to NLG 50 billion, thanks particularly to the acquisitions of real estate asset manager Rreef and asset manager Weiss, Peck & Greer. The results of the Robeco Group amounted to NLG 108 (69*) million, of which NLG 45 (38) million will be distributed as preferential dividend to the mutual funds which still have a 50% interest in Robeco Group N.V.

As a result of the low exchange rate for the dollar and the worsening situation in the shipping market, specialized shipping finance subsidiary **Nedship Bank** returned net results which fell short of the 1997 level: NLG 41 million as compared to NLG 48 million in 1997.

Schretlen & Co. (private banking) once again saw an increase in the value of the assets it manages and keeps in custody for its customers, ending the year at NLG 8.4 (6.9) billion. Net results amounted to NLG 7.8 (11.2) million.

The value of the investments by **Gilde Investment Management**, supplier of venture capital, rose to NLG 290 (264) million.

Forecast for 1999

Macro-economic developments are likely to depress the demand for financial services from the Rabobank by both private and business customers. It is expected that this will slow down the

growth of activities in 1999. Moreover, the situation in the financial markets seems to have become less stable. It remains to be seen whether the climate on the stock exchanges will give customers an incentive to maintain their activities at such a high level. At the moment it must be expected that in 1999 the Rabobank Group will be operating in less favourable circumstances than it has in the recent past. Nonetheless, a further increase, albeit modest, is expected in the results for this year.

Cooperative funds

Besides the many projects and initiatives which the Rabobank Group made possible in its centenary year at home and abroad under the motto "Teamplay for the future", it offers structural support to economic and socially worthwhile initiatives and projects via three funds.

The **Rabobank Foundation,** supporting mainly initiatives in countries with less developed economies and to social welfare projects in The Netherlands, disbursed almost NLG 8 million to a total of 135 projects. The largest part, almost NLG 6 million, went to projects in developing countries.

Rabobank's **Project Fund** provides financial support to innovative projects which serve a general economic interest or benefit specific groups of members of the bank. In 1998 the fund contributed NLG 3.9 million to a total of 65 projects.

The **Rabobank Guarantee Fund Foundation** guarantees risk bearing subordinated 'Stimulatory Loans'. The fund enables local Rabobanks to provide starting capital to new and expanding businesses with an insufficient capital base. Guarantees to an amount of NLG 49 million were given to 257 entrepreneurs in the course of 1998.

Notes on the balance sheet

The consolidated balance sheet of the Rabobank Group grew by NLG 122.3 billion in 1998, to NLG 550.3 (428.0) billion. This represents an increase of 28.6 (26.2)% in comparison with 1997. The expansion of Rabobank International's activities in the financial markets has led to some substantial changes in the composition of the balance sheet of the organization as a whole. For instance, the share of interest-bearing securities in the balance sheet total increased in the course of just two years from 14% to 27%.

<u>Balance sheet assets</u>

In 1998 total lending by the Rabobank Group increased by NLG 44.7 billion to NLG 308.4 (263.7) billion. This represents a growth of 17.0 (15.4)% compared to the end of 1997.

Although the downturn in the world economy did not pass unnoticed in The Netherlands, private sector lending in 1998 still showed an increase of NLG 45.6 billion, or 17.6 (15.6)%. At the end of 1998 total lending to individuals and businesses amounted to NLG 304.7 (259.1) billion.

Public sector lending accounted for NLG 3.7 (4.6) billion of the lending portfolio, a decrease of NLG 0.9 billion compared to 1997.

Lending to individual customers (mainly mortgage loans) once again increased strongly, growing by 14.2 (18.9)% over the previous year. This growth is primarily due to the on-going rise in house prices, the low rate of interest on mortgages and the in 1998 mainly favourable economic forecasts. As a result 1998 was once again an excellent year for the home mortgage market. The number of new mortgages registered through the Rabobank reached a new record level at 120,100 (113,200). Lending to individual customers rose to NLG 130.6 (114.4) billion. Aside from mortgages, this includes overdrafts and personal loans.

The economic climate remained relatively good in 1998 and the low rate of interest prompted many businesses to continue investing. Lending to business customers increased by 20.3 (13.1)% to NLG 174.1 (144.7) billion. The volume of lending to *trade, industry and the services sector* amounted to NLG 116.1 (89.7) billion, representing an increase of 29.4 (16.3)% in comparison to the year before.

Lending to the *agricultural sector* rose to NLG 31.1 (29.9) billion, an increase of 4.0 (1.0)% over 1997.

Food and agribusiness corporates accounted for an increase in lending of 7.2 (19.1)%, bringing the end of year total to NLG 26.9 (25.1) billion.

All lending divisions managed an increase in their private sector credit portfolio.

Lending by local Rabobanks rose by 14 (13)% to NLG 209.7 (184.2) billion.

The share of subsidiaries in the growth of overall lending amounted to NLG 4.9 (5.6) billion. The aggregate credit portfolios of De Lage Landen, Nedship Bank, the Robeco Group and Interpolis amounted to NLG 22.9 (18.0) billion at the end of 1998.

Rabobank International?s private sector credit portfolio was valued at NLG 72.1 (56.9) billion at year end, a rise of 27 (19)% on the previous year; the growth is mainly attributable to the expansion of the division's activities in the financial markets. Short-term credit is increasingly being offered to professional parties in combination with securities transactions.

Interest-bearing securities increased by 93.9 (66.7)% to reach NLG 148.4 (76.5) billion. This is primarily due to the expansion of Rabobank International's activities in the financial markets. The increase covers both the trading and investment portfolio, in roughly equal proportions. The growth in both portfolio?s mainly comprises short-term financial market instruments. The risk profile in terms of Value at Risk of the total trading portfolio was unchanged.

Balance sheet liabilities

The volume of funds entrusted to the Rabobank Group rose by 16.8 (20.3)% to NLG 253.0 (216.6) billion, NLG 4.9 (12.6) billion

of which is attributable to increased savings. Total savings at year end had increased to NLG 111.7 (106.8) billion, a rise of 4.6 (13.4)%. In 1997 the exceptional increase in savings was largely due to the consolidation of the Robeco Group. Other funds entrusted increased by NLG 31.5 (23.0) billion to NLG 141.3 (109.8) billion. These extra funds were mainly received from professional parties.

Of funds entrusted NLG 137.8 (128.2) billion was placed by individual customers, an increase of 7.5 (13.5)%. Funds entrusted by business customers rose by 30.3 (32.3)% to NLG 115.2 (88.4) billion.

Once again substantial calls were made on the financial markets for additional funding of the local member banks activities and of international activities. As a result, the total of debt securities rose by 47.1 (30.0)% to NLG 90.9 (61.8) billion.

Group equity rose by NLG 2 billion to an amount of NLG 27.7 (25.7) billion. This includes the fund for general banking risks (FAR), which remained unchanged at NLG 3.5 billion.

The BIS ratio, which indicates to what extent financial risks can be covered by group equity, remained steady at 11.1%. This ratio is well above the minimum requirement of 8% defined by external supervisory bodies. The ratio for core capital (tier 1) stood at 10.3 (10.4)% at the end of 1998; the minimum requirement is 4%.

Both ratios remained at the same high level in spite of the strong increase in activity. This stability can be attributed to further securitization of assets and a stricter policy with regard to items which are compulsory for inclusion in solvency calculations.

Off-balance

Traditional banking services like lending and savings are specified in the balance sheet, but the bank is also increasingly becoming involved as an intermediary in activities which are not reflected in the balance sheet. These off-balance sheet activities include guarantees, irrevocable facilities and derivatives. Derivatives can support risk management without the need to take on a balance sheet position. Customers use derivatives primarily to hedge interest and currency risks. The nominal value of outstanding contracts (particularly derivatives) increased by 36 (53)% to NLG 1.787 (1,312) billion. The notional amounts give an indication of the extent to which the Rabobank is active in these markets. The associated credit risk is only a fraction of the total sum; the credit equivalent amounted to NLG 36.7 (24.7) billion.

Notes on the profit and loss account

<u>Income</u>

Total income rose by 10.5 (20.7)% to NLG 12,853 (11,636) million in 1998.

Interest earnings increased by 6.7 (10.3)%, rising to NLG 8,332 (7,806) million at year end. This was a far smaller increase than the growth in lending, which rose by 17.0%. Customers were borrowing more money, but the tighter interest margin hindered commensurate growth in interest earnings. The share of interest in total income amounted to 65 (67)%.

As compensation for the decreasing growth in interest earnings, commission continued to increase, adding NLG 365 million to end the year at NLG 2,227 million. Stockbroking commission accounted for NLG 160 million of the increase, a rise of 25% as a result of an increasingly investment-minded customer base. Nearly 2.7 million retail securities and options transactions were carried out in 1998, nearly half as many again as in 1997.

Other commission rose by NLG 199 million. This can primarily be attributed to fees received for the management of the Robeco funds. There are two main reasons for the increase: the volume of managed assets rose and in 1998 Robeco Group figures are included for a full year (1997: 10 months). Commission represent 17 (16)% of total income.

Income from securities and participating interests increased once again to end the year at NLG 631 (551) million. Most of the increase can be attributed to gains on stocks in the investment portfolio and the capital gains which accrued from the sale of a number of holdings, in particular the sale of the Group's interest in Banco Popular.

Despite the turbulence in the financial markets, particularly in August and September, there was a good return on financial transactions. Thanks to the activities in the financial markets this item rose to NLG 406 (304) million. Other income, which includes Interpolis? insurance related results, rose to NLG 1,257 (1,113) million.

Expenses

The higher level of activities also resulted in higher operating expenses, which increased by 9.9 (27.7)% to reach NLG 9,034 (8,220) million for the year as a whole.

Personnel costs, the largest single expense for the organization, rose by 20.5 (21.4)% to end the year at NLG 5,390 (4,474) million. This rise was in part due to higher individual salaries but also due to recruitment of new staff in response to the higher demand for Rabobank services. The number of FTEs (full-time equivalents) rose to 45,310 (40,927) during the year under review. One third of the increase represents foreign postings. At the end of the year the organization's payroll numbered 49,465 (44,667) people.

Other operating costs fell by 5.3 (+32.1)% to NLG 2,962 (3,128) million, mainly as a result of lower sums needed for provisions. In 1998 provisions to the amount of NLG 286 (575) million were set aside, mainly for the introduction of the Euro, system modifications in the wake of the millennium problem and the continued expansion of international activities.

Value adjustments to receivables rose strongly, as a result of the increased debtor risk in South East Asia, to end the year at NLG 750 (560) million. The bank determines this item on a dynamic basis by expressing the long-term weighted average of actual losses as a percentage of loans outstanding and advances, whereby more recent years (including 1998) are weighted most heavily.

Total expenses increased by 11.4 (20.7)% to NLG 9,784 (8,780) million.

The income/operating expenses ratio remained at the 1997 level of 1.42.

Results

Pre-tax operating results rose by 7.5 (20.8)% to NLG 3,069 (2,856) million. After taxes of NLG 884 (871) million and discounting third-party interests amounting to NLG 123 (78) million the net operating results stand at NLG 2,062 (1,907) million. Given the circumstances this must be seen as a satisfactory result, reflecting an increase in net profit of 8.1 (16.9)%.

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In this area you find our Group Report and Half-Yearly Figures.

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Rabobank issues EUR bankbill
March 1 1999

Rabobank Nederland issues to a total amount of EUR 150 million euro bank bills under its existing bank bill programme.

Issuer : Rabobank Nederland

Currency : EUR

Issue Size : up to EUR 150 million

Status : unsubordinated

Coupon : 4% per annum

First Issue Date : 1 March 1999

Maturity : 1 March 2009

Redemtion Price : 100 %

First Issue price : 100.85 %

Denominations : EUR 1,000

Listing : Amsterdam

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Issue price of DETRON shares is EUR 15
February 26 1999

Rabo Securities has fixed the price per ordinary share to be offered in Detron Group NV at EUR 15. A total of 4,532,840 ordinary shares in Detron Group NV are to be issued. The company has issued 2,117,641 new shares, each of EUR 0.64 nominal value, giving total issue proceeds of EUR 31.7 million (NLG 70 million). In addition, 2,415,199 existing shares have been offered on behalf of the selling shareholders. The allotted ordinary shares are to be paid for and delivered on 3 March 1999.

There was a high level of demand for the shares and the issue was oversubscribed several times. Shares have been issued principally to institutional investors in the Netherlands, the United Kingdom, Germany and Switzerland and to private investors in the Netherlands.

It is expected that the shares in Detron Group NV will be admitted to listing on the AEX Stock Exchange at 12.30 hours today.

Rabo Securities has been granted a Greenshoe option by the selling shareholders for an additional issue of up to 679,926 shares. This Greenshoe can be exercised up to 30 days after the payment date.

More information
Rabobank Nederland,
Public Relations
PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

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DETRON application period curtailed for institutional investors
February 24 1999

Given the high level of demand for the Detron Group share issue, Rabo Securities as decided to bring forward the closing date for applications from institutional investors. The application period will now close at 16.30 hours (close of business on the AEX Stock Exchange) on Thursday, 25 February 1999.

The application period for private investors closes at 16.30 hours today, having also been curtailed. The issue price per share will be in the range EUR 13 to 15. Shares in Detron Group N.V. are expected to be admitted to listing on the AEX Stock Exchange on 26 February 1999. Shares allotted are to be paid for and delivered on Wednesday, 3 March 1999.

More information
Rabobank Nederland,
Public Relations
PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

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Shares DETRON priced between EUR 13 and EUR 15
February 19 1999

Rabo Securities, lead manager of the initial public offering of Detron Group NV, announces that the subscription to 4,532,840 Detron shares will start on Monday 22 February 1999. The expected introduction price of the shares will be between EUR 13 and EUR 15. Subscription according to the book building system will be open for private and institutional investors and is expected to close on 2 March 1999, 15:00 hours. Private investors may only subscribe on a best-price basis. The definitive share price will be determined after closure of the subscription period. The first day of trading in the shares is expected to be on 3 March 1999. Payment and delivery of the shares will take place three trading days after the first trading.

More information
Rabobank Nederland,
Public Relations
PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916

The transaction

The offering comprises an issue of 2,117,641 ordinary shares to be issued by Detron Group N.V. In addition, the current shareholders of Detron Group, NeSBIC Investment Fund C.V., Dinvest Holding I B.V. and Infratronics Netwerk Consultancy B.V. will offer an additional 2,415,199 ordinary shares to the public. Founder and major shareholder of Detron, George Banken, will sell approximately 10% of his stake in the company. Rabo Securities has been granted an option to require the selling shareholders to sell up to 679,926 additional ordinary shares (greenshoe). This option may be exercised until 30 days after the payment date. An application has been made for listing of all of the shares in Detron Group N.V. on the Official Market of the Amsterdam Stock Exchange. Aside from Rabo Securities the syndicate for Detron IPO is composed of Kempen & Co.

Reasons for the IPO

Detron wants to list its shares in order to attract new capital to finance future growth. In the past, Detron has been an active acquirer of companies and expects in the future to grow by means of acquisitions a well as autonomously. A listing also improves the name recognition of Detron, which is important in order to attract sufficient qualified personnel.

Profile Detron

Detron Group was founded in 1991 and is now the largest independent Telecom Services business in the Netherlands. Detron is also active in the industrial services market. Detron is divided into two divisions, Telecom Services and Industrial Services. The Telecom Services divsion is specialised in designing, building, testing and maintenance of (tele) communications networks. Telecom Services provides services to telecom operators, telecommunication and data communication suppliers and end-users of

telecommunications. Telecom Services is responsible for 70% of the turnover of Detron Group. This division employed approximately 1,600 employees at year-end 1998. The Industrial Services division is specialised in industrial, technical services for medium-sized and large companies and government agencies. Industrial Services is responsible for 30% of the turnover of Detron Group. This division employed more than 400 employees at year-end 1998. Detron Group is active in the Netherlands, Germany, Belgium and China (HongKong). In 1998, Detron reported a net profit of NLG 10.8 million (1997: NLG 3.6 million) on a turnover of NLG 263 million (1997: NLG 114.5 million).

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Contract catering spreads around the world
February 17 1999

Contract catering is booming. As organisations concentrate on their core business, enormous markets are opening up for contract catering world-wide. In addition, professional contract catering offers good quality products at lower costs. Therefore the outsourcing of these activities by companies, health-care institutions and penitentiary institutions will increase on a global level. This conclusion is based on The World of Foodservice, the most recent market study about (fastfood) restaurants and catering by the Food en Agribusiness team of Rabobank International.

According to the market analysis of the area of tension between foodservice (restaurants and catering) and food retailing (supermarkets), the factor which most determines the success of foodservice is offering the convenience the consumer wants. The returns of the global foodservice sector in 1997, an estimated 1,050 billion dollar, represented 27 percent of the money spent on food world-wide. Together with the market study The World of Food Retailing (published early last year), this study is the last in a series of market analyses looking at the final link in the food chain to the consumer.

The new market analysis sketches the developments and trends in foodservice in the USA, Latin America, Europe, Asia and Australia. In the USA, where convenience is the most important factor, foodservice earns almost half of every dollar spent on food. In Europe, on the other hand, quality is appreciated more than convenience.

In Asia, eating outside the home is common practice, especially eating in the street. Japan distinguishes itself from other countries because Japan accounts for a quarter of the total expenditure on food world-wide. It must be remarked, however, that food prices in Japan are extremely high. The 1997 foodservice figures for Japan, 209 billion dollar, lead to the conclusion that the Japanese spent an average of 2,300 dollars on foodservice per capita, of which 100 dollars was spent on fastfood. Notably, the consumer in Asia is more chicken orientated, as the strong position of Kentucky Fried Chicken (KFC) shows. KFC has more outlets in this part of the world than McDonalds. Foodservice is also spreading in Australia, where two new McDonalds restaurants open their doors every month.

Convenience The growing demand for convenience, as a result of the process of urbanisation, the changing role of women in society, the intermingling of cultures and age-related wishes, means booming business for foodservice companies. Statistics show the strong development of foodservice and the focus on consolidation and globalisation. Since 1995 more than 500 acquisitions or take-overs have taken place within the food industry, and one third of them applied to foodservice. Franchising is the cheapest and

More information
Rabobank Nederland,
Public Relations
PO-box 17100
3500 HG Utrecht
the Netherlands
telephone: +31.30.216.2822
telefax: +31.30.216.1916
F&A Consultancy and Advisory Uni
Rabobank International
F&A Consultancy and Advisory Unit
UCO438
P.O.Box 17100
3500 HG UTRECHT
The Netherlands
telephone: +31.30.216.1178
telefax: +31.30.216.1920
email: Martha.Berg@utc.rabobank.co

fastest way to achieve growth in the fastfood sector. For example, McDonalds has 23,132 restaurants world-wide, 61 percent of which operate on a franchise basis. Catering companies are also growing beyond national borders. Of all mergers and take-overs in the catering sector 78 percent took place in Europe, especially in the United Kingdom and France.

The competition between food retailing and foodservice is strong. Both parties are developing new concepts to offer the consumer a ?meal solution?, which leads to a blurring of the boundaries between supermarket, (fastfood) restaurant and catering. The key-issue is convenience: offering the products the consumer wants, at the time and the place the consumer wants them. For instance, supermarkets offer convenience with Home Meal Replacements, which need little or no preparation. Other competitive elements within food retailing and foodservice are the introduction of extended opening hours and the possibility of electronic shopping. In the case of the fastfood restaurants, branding is a strong competitive element in the battle for consumer patronage. McDonalds is one of the best known brands in the world; the company spent 587 million dollar on advertising alone in 1997.

Purchasing policies are crucial elements in both foodservice and food retailing. For instance, Pizza Hut uses 23,000 tons of flour, 525,000 tons of tomatoes and 50,000 tons of pepperoni a year, and in America Pizza Hut buys up 3 percent of the national milk production. Besides capacity, these volumes also demand certain standards in quality, flexibility and continuity from the supplier. The source of these products is also very important in the choice of suppliers, because the consumer expects safe and healthy meals.

Both studies ?The World of Foodservice? and ?The World of Food Retailing? can be ordered in the Research area.

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Rabobank Issues USD Eurobond
February 8 1999

Rabobank issues a 250 million USD Eurobond under its European Medium Term Note programme. Lead managers are Rabobank International and Tokyo Mitsubishi.

Issuer : Rabobank Nederland

Currency : USD 250 million

Coupon : 5.25%

First issue date : 26 February 1999

Maturity : 20 December 2002

Redemption Price : 100%

Issue price : 101.19

Denominations : 1.000 USD, 10.000 USD, 100.000 USD

Listing : Amsterdam & Luxembourg

Paying agent : Bankers Trust London

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Rabobank International Reshuffles Equity Business
February 3 1999

Rabobank International, the wholesale bank of the Rabobank Group, will integrate its institutional Equity activities. The Equities businesses in London and Amsterdam (Rabo Securities) will be incorporated into one entity, Rabobank International Equities, which in the near future will also develop activities in New York. At the same time, the newly integrated Equities business will be brought under the Corporate Finance activities of Rabobank International. This new setting provides an integrated corporate advisory model, offering clients optimal services in the fields of Mergers & Acquisitions, Structured Finance and Equity Origination. Andries Mak van Waay, also chairman of the board of Rabo Securities, will lead the integrated Equity business. He reports to Wouter Kolff, vice chairman of Rabobank International?s managing board and finally responsible for all Corporate Finance activities.

The reshuffle of the Equities business flows from the Rabobank Group?s strategy with respect to investment banking. Activities in this area will be undertaken primarily to be able to answer the demand of core clients. Trading activities for the bank?s own account and risk are no aim in itself. As a consequence of this strategy, there will be a reduction of 10 posts in the London Equity trading.

Following the reshuffle, the personnel headcount of the London Equities business will come to 30 people. In combination with the number of people who work at Rabo Securities in Amsterdam, the total headcount in the Equities business of Rabobank International will become 175 people, of which half in the back-office. It is to be expected that this number will further increase when the New York activities are started. Added to the headcount in the other investment banking activities, the total headcount in this business area is 1,300 people, of which nearly half in back-office functions. This is less than one third of the total headcount of Rabobank International which has a worldwide network of 116 offices in 34 countries.

The integrated Equities business of Rabobank International will further expand its activities at a controlled speed. In the Netherlands, the goal is to reach a broad share of the market. In the Pan-European context, it will specialise in the sectors where Rabobank International has its core clients worldwide: food & beverages, health & pharma and first class financials. The coverage of the Pan-European sector will be organised around the existing research teams in London. Following expectations, these will be further developed in the future. A recent gain in this area is Michael Goble as a senior analyst for beverages. To gain access to the American market, the New York branch of Rabobank International is working on acquiring a so-called Broker/Dealer license. For the London Stock Exchange (LSE), an application for membership has

been made, while the application for the EASDAQ membership has been granted.

The other investment banking activities of Rabobank International are part of Global Financial Markets and concern money market and currency products, fixed income products and their derivatives as well as equity derivatives. The heads of these activities report to Rabobank International?s board member dr. Bill Cuthbert who is head of Global Financial Markets.

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Rabobank Committed To Help India Becoming
January 27 1999

'Rabobank is committed to help the Indian government to transform India into the largest food factory of the world.' This was stated today (28 January) in Mumbai by Mr. Hans Smits, deputy chairman of the Executive Board of the Dutch cooperative Rabobank Group. He will take over from Mr. Herman Wijffels as chairman of the Executive Board as of 15 March 1999. Mr. Smits made his statement on the occasion of the official start of Rabo India Finance, the Indian arm of Rabobank International, the Rabobank Group's globally operating specialist bank for food & agribusiness and health care. Rabo India Finance has offices in Mumbai and New Delhi, and will provide specialised financial support to Indian businesses, especially those with interests in the Indian food & agri and health care sectors. Aside from its new offices in Mumbai and New Delhi, Rabobank International globally offers its clients an international network of 116 offices in 34 countries.

'For Rabobank International, India offers tremendous opportunities and challenges at the same time', says Mr. Smits. He pointed at the policy of the Indian government to have nutritious food more efficiently and reliably available to the people of India. To reach that goal the government has taken the initiative to set up a Task Force which is to undertake the transformation of India into the world's largest food factory in the next 5 years. As part of this the following objectives were formulated: increase in food production, a reduction of waste, more value added production, increased exports and an enabling environment. 'In order to reach these goals enormous investments will be necessary throughout the whole food & agri chain', says Mr. Smits. 'Rabo India Finance is committed to play its role in this. Its primary focus will be on the food processing industry, the segment that the Indian government likes to see stimulated', he said. 'There is ample opportunity to raise the level of processing if the necessary investments are being made in the processing facilities and in the supply chain. Investments in the infrastructure and logistic systems are extremely necessary for that purpose. The bank is prepared to offer the financial solutions for such investments.'

Rabo India Finance

Rabo India Finance is a so called Non Banking Finance Company, allowing for all banking activities except foreign exchange and certain money market activities. Rabobank International holds 75% of the shares. The other 25% is held by Indian professionals. It has a staff of 40 highly qualified mostly local professionals. Its management team is comprised of 3 Indian and 2 Dutch managers. All have many years of banking experience as general managers of foreign banks in India and foreign branches of Rabobank International. Rabo India Finance has received the highest credit rating (P1+) for

short term debt from Crisil, the Indian rating agency which is associated with Standard & Poor's. It provides its clients in the Indian food & agribusiness and health care sectors with financial services in the field of strategic advisory, lending, leasing, mergers & acquisitions, im- en export finance, stockfinancing and the setting up of joint-ventures.

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New Chairman for Rabobank International's Managing Board
January 25 1999

Mr Maarten J. Hulshoff (51), chairman of the Board of Directors of NCM Holding NV in Amsterdam, has been appointed chairman of the Managing Board of Rabobank International, the corporate and investment bank of the Rabobank Group. He will replace Mr. Rik van Slingelandt, member of the Executive Board of Rabobank Nederland, who is presently acting as chairman. Mr. Hulshoff will join Rabobank International in the second quarter of 1999, on a date yet to be agreed.

As chairman of the Managing Board, Mr. Hulshoff will have the final responsibility for all Rabobank International's corporate and investment banking activities. Rabobank International is pursuing a niche strategy in this respect, and its primary reason for undertaking these world-wide activities is to be able to respond to the needs of its core customers for services and products in these two specialised fields. To that end it has an international network of 116 offices in 34 countries. As an international niche player, the bank pro-actively supports a selected customer base consisting of companies and institutions operating in the food and agribusiness sector and the health care sector (including the pharmaceuticals industry), along with first class financial institutions (institutional investors, banks, etc). At home in The Netherlands, Rabobank International also serves large Dutch companies which are active in international markets.

Given Mr. Hulshoff's many years of banking experience, Rabobank is confident that he will be able to direct the further development of these activities with success. He was appointed chairman of the Board of Directors of NCM Holding NV on 1 May 1995, and in this position he successfully managed the internationalisation of this Dutch credit insurer. Mr. Hulshoff had previously held various international senior management positions at Citibank.

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Van Lanschot issues Eur Bond
January 19 1999

F. van Lanschot Bankiers nv issues a EUR 150 million bond. Rabobank International is lead manager, Van Lanschot is co-lead manager.

Issuer : F. van Lanschot Bankiers nv

Amount : EUR 150 million

Status : senior

Coupon : 4.5% per annum

First issue date : 9 February 1999

Maturity : 9 February 2009

Issue price : 101.495

Listing : Amsterdam

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Rabobank Issues GRD Eurobond
January 15 1999

Rabobank issues a 20 billion GRD Eurobond under its European Medium Term Note programme. Lead managers are DG Bank and TD Securities.

Issuer : Rabobank Nederland

Currency : GRD 20 billion

Status : unsubordinated

Coupon : 6.0% per annum

First issue date : 29 January 1999

Maturity : 29 January 2003

Redemtion Price : 100%

Issue price : 101.215

Denominations : GRD 500,000 and multiples thereof

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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New Appointment Rabobank International
January 14 1999

Dr Bill Cuthbert (39) has been appointed to the Managing Board of Rabobank International, the corporate and investment banking arm of the Rabobank Group. He is filling the vacancy resulting from the departure of Alexander von Ungern-Sternberg and will join the Managing Board as from 18 January 1999. He will be based in both Utrecht and London.

As head of Global Financial Markets, Bill Cuthbert will take over the responsibility for all Rabobank International's investment banking activities regarding Short and Long Term Interest Rate Products and related derivatives, Foreign Exchange, Commodity and Credit Structuring, as well as Equity Derivatives. All cash Equity business, including Rabo Securities in Amsterdam, will report separately to the Managing Board of Rabobank International.

Bill Cuthbert joined Rabobank International in September 1997 as global product manager Short Term Interest Rate Products. He was formerly at Deutsche Morgan Grenfell (1990-1997) in Capital Markets, Fixed Income Trading, Repo and Proprietary Trading and Global Money Markets.

Integrated model

As a universal provider of Allfinanz services, the Rabobank Group's policy is to concentrate the reinforcement of its investment banking capabilities primarily on meeting its customers' needs for investment banking products. As a consequence it has chosen, from the beginning, an integrated approach of embedding its investment banking activities in its total financial services package instead of building a separate investment banking entity operating independently on the financial markets. Following its international niche strategy Rabobank International's worldwide focus is primarily on food & agribusiness, healthcare (including the pharmaceutical industry) and first-class financial institutions. In the Netherlands, in addition to the aforementioned niches, Rabobank International also concentrates on serving large international Dutch companies.

Deepening client relationships

Rabobank International will continue to invest in the reinforcement of its investment banking activities on behalf of its core clients. After a period of rapid expansion, in terms of people, skills and business, and above budget earnings in 1998 despite difficult market conditions, it will continue building on these activities in a controlled way. The focus in the short term will primarily be on further deepening the relationships with core customers.

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Rabobank Issues USD Eurobond
January 12 1999

Rabobank issues a 100 million USD Eurobond under its European Medium Term Note programme. Lead managers are Rabobank International and Barclays.

Issuer : Rabobank Nederland

Currency : USD 100 million

Status : unsubordinated

Coupon : 6.85 for the first year, 6% thereafter

First issue date : 26 January 1999

Maturity : 26 January 2009

Calls : 26th January of each year at par

Redemtion Price : 100%

Issue price : 101.65

Denominations : USD 1,000

Listing : Amsterdam

Paying agent : Bankers Trust London

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Rabobank Issues CHF Eurobond
January 12 1999

Rabobank issues a 200 million CHF Eurobond. Lead managers are Rabobank International and Paribas.

Issuer : Rabobank Nederland

Currency : CHF 200 million

Status : unsubordinated

Coupon : 2.5% per annum

First issue date : 17 February 1999

Maturity : 17 February 2006

Redemtion Price : 100%

Issue price : 101.625

Denominations : CHF 10,000 and multiples thereof

Listing : Switzerland

Paying Agent : Paribas

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ASR-Bank N.V. Issues Eur 150 Million Eurobond
January 11 1999

The ASR-Bank N.V. issues a EUR 150 million Eurobond under its debt issuance programme of US $ 1 billion. Leadmanager is Rabobank International.

Issuer : ASR-Bank N.V.

Lead manager : Rabobank International

Amount : EUR 150 million

Coupon : 4.625% p.a.

Payment date : 2 February 1999

Maturity : 2 February 2009

Redemtion : 100%

Issue price : 101.626

Denominations : EUR 10 ; 100 ; 1,000

Listing : Amsterdam

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Rabobank Increases USD Eurobond to 550 Million
January 8 1999

Rabobank Nederland increases an existing issue under its Euro Medium Term Note programme with USD 50 million to USD 550 million. Lead managers are Warburg Dillon Read and Rabobank International. It is already the third increase of a bond that initially had a volume of USD 250 million when issued on 25 November 1998.

Issuer : Rabo bank Nederland

Currency : USD 50 million to USD 550 million total

Status : unsubordinated

Coupon : 5% per annum

Pay date : 11 January 1999

Maturity : 11 December 2001

Redemtion Price : 100%

Issue price : 100.9975

Denominations : USD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying agent : Bankers Trust, London

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Rabobank Issues EUR Eurobond
January 6 1999

Rabobank issues a 250 million EUR Eurobond under its European Medium Term Note programme. Lead managers are Rabobank International and Credit Suisse First Boston.

Issuer : Rabobank Nederland

Currency : EUR 250 million

Status : unsubordinated

Coupon : 2.625% per annum

Pay date : 28 January 1999

Maturity : 28 June 2002

Redemtion Price : 100%

Issue price : 99.5125%

Denominations : EUR 1,000

Listing : Luxembourg

Paying agent : Bankers trust, London

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Rabobank Increases USD Euro Bond to 500 Million
January 4 1999

Rabobank Nederland increases an existing issue under its Euro Medium Term Note programme with USD 150 million to USD 500 million. Lead managers are Warburg Dillon Read and Rabobank International. It is already the second increase of a bond that initially had a volume of USD 250 million when issued on 25 November 1998.

Issuer : Rabobank Nederland

Currency : USD 150 million to USD 500 million total

Status : unsubordinated

Coupon : 5% per annum

Pay date : 11 January 1999

Maturity : 11 December 2001

Redemtion Price : 100%

Issue price : 101.2385%

Denominations : USD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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Rabobank Issues AUD Eurobond
January 4 1999

Rabobank issues a 100 million AUD Eurobond under its European Medium Term Note programme. Lead managers are Rabobank International and TD Securities.

Issuer : Rabo Australia Limited

Currency : AUD 100 million

Status : unsubordinated

Coupon : 5% per annum

First issue date : 4 February 1999

Maturity : 4 February 2004

Redemtion Price : 100%

Issue price : 101.037%

Denominations : AUD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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Rabobank Issues Canadian Dollar Eurobond
January 4 1999

Rabobank issues a 100 million CAD Eurobond under its Euro Medium Term Note programme. Lead managers are Rabobank International and TD Securities.

Issuer : Rabobank Nederland

Currency : CAD 100 million

Status : unsubordinated

Coupon : 4.75% per annum

First issue date : 8 February 1999

Maturity : 8 February 2002

Redemtion Price : 100%

Issue price : 101.037

Denominations : CAD 1,000 ; 10,000 ; 100,000

Listing : Luxembourg

Paying Agent : Bankers Trust, London

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